Form 40-F
period 2002-07-31
TESMA INTERNATIONAL INC
filed 2002-12-11
CIK 944802

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended July 31, 2002.
Commission File Number: 000-26104

TESMA INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA (Province or other jurisdiction of incorporation or organization)	3714 (Primary Standard Industrial Classification Code Number (if applicable))	98-0128591 (I.R.S. Employer Identification Number (if Applicable))

1000 TESMA WAY, CONCORD, ONTARIO, CANADA L4K 5R8 (905) 417-2161
 (Address and Telephone Number of Registrant's Principal Executive Offices)

CT CORPORATION, 1633 BROADWAY, NEW YORK, NEW YORK, USA 10019 (212) 246-5070
 (Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
NONE	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:
CLASS A SUBORDINATE VOTING SHARES

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

For annual reports, indicate by check mark the information filed with this Form:
☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

    CLASS A SUBORDINATE VOTING SHARES — 18,074,779
    CLASS B SHARES — 14,223,900

        Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such rule.

Yes ☐    No ☒

        Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Form 40-F Table of Contents

Document

1.
Annual Information Form of Tesma International Inc. (the "Registrant" or "Company") dated December 11, 2002 for the fiscal year ended July 31, 2002.

2.
Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended July 31, 2002.

3.
Consolidated Financial Statements for the fiscal year ended July 31, 2002 (Note 20 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP) and reconciliation to U.S. GAAP.

4.
Other Information

5.
Exhibits

        1.    Annual Information Form of Tesma International Inc. (the "Registrant" or "Company") dated December 9, 2002 for the fiscal year ended July 31, 2002.

Tesma International Inc.

Annual Information Form

December 11, 2002

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

        Throughout this Annual Information Form, when we use the terms "we", "us", "our" and other similar expressions, we are referring to Tesma International Inc. and its subsidiaries, unless the context otherwise requires.

        All references in this Annual Information Form to specific fiscal years are references to the fiscal year ended on July 31 of the year named. All references to "$" or "dollars" are references to Canadian dollars, unless otherwise specified.

FORWARD-LOOKING STATEMENTS

        The contents of this Annual Information Form (and the documents incorporated by reference) contain statements which, to the extent that they are not recitations of historical fact, may constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or our underlying assumptions. The words "estimate", "anticipate", "believe", "expect" and other similar expressions are intended to identify forward-looking statements. Persons reading this Annual Information Form are cautioned that such statements are only predictions, and that our actual future results or performance may be materially different.

        Forward-looking information involves certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In our case, these factors include, but are not limited to: our operating and/or financial performance; our ability to finance our business requirements, including raising required funding as necessary; changes in the various economies in which we operate; our relationship with Magna International Inc.; fluctuations in interest rates; changes in consumer and business confidence levels; consumers' personal debt levels; vehicle prices; the extent and nature of purchasing or leasing incentive campaigns offered by automotive manufacturers; environmental emission and safety regulations; fuel prices and availability; the continuation and extent of outsourcing by automotive manufacturers; the extent and continued use of steel as a primary material for automotive parts versus alternative materials (such as aluminium and plastics); our ability to continue to meet customer specifications relating to product performance, cost, quality, delivery and service; industry cyclicality or seasonality; trade and/or labour issues or disruptions; customer pricing pressures, pricing concessions and cost absorptions; warranty, recall and product liability claims; actual levels of program production volumes by our customers compared to original expectations, including program cancellations or delays and changes in product mix; our dependence on certain engine and transmission programs and the market success and consumer acceptance of the vehicles into which such powertrain products are installed; our relationship with and dependence on certain customers; currency exposure; technological developments by our competitors; governmental, environmental and regulatory policies and our ability to anticipate or respond to changes therein; and other changes in the competitive environment in which we operate. For a more detailed discussion of some of these factors, reference is made to the disclosures regarding risks and uncertainties set out in "ITEM 9. — OTHER FACTORS". We expressly disclaim any intention and undertake no obligation to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

ITEM 1. INCORPORATION

NAME AND INCORPORATION

        We are organized under the Business Corporations Act (Ontario) (the "OBCA") pursuant to restated articles of incorporation dated March 17, 1999. We are the successor to a corporation incorporated on June 27, 1989 under the OBCA which amalgamated with Tesma Manufacturing Inc. and Blau Autotec Inc. pursuant to articles of amalgamation filed on July 31, 1995. Our registered and principal office is located at 1000 Tesma Way, Concord, Ontario, Canada L4K 5R8 (telephone number: (905) 417-2100).

        We are controlled by Magna International Inc. ("Magna") through Magna's direct and indirect ownership of 100% of our Class B Shares which, in the aggregate, represent approximately 88.7% of the total votes attaching to all of our outstanding Class A Subordinate Voting Shares and Class B Shares as at October 28, 2002 (i.e. the record date for determining the holders of record of our Class A Subordinate Voting Shares and Class B Shares entitled to receive notice of the annual meeting of shareholders held on December 5, 2002. See "ITEM 6. MARKET FOR SECURITIES" and "ITEM 9. OTHER FACTORS — CONTROL OF TESMA AND RELATIONSHIP WITH MAGNA".

INTER-CORPORATE RELATIONSHIPS

        A list of our principal subsidiary entities as at July 31, 2002, including ownership interests in such subsidiary entities and their respective jurisdictions of incorporation or formation, is set out on Schedule "A". Our legal structure is not necessarily indicative of our operational structure.

ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

        We operate in the automotive powertrain industry segment, and we are a leading supplier across certain of our primary product groups of engine, transmission and fueling components, assemblies, modules and systems for cars and light trucks.

        We design, engineer and manufacture our products, primarily as a "Tier 1" supplier (see "ITEM 3. NARRATIVE DESCRIPTION OF THE BUSINESS — SALES AND MARKETING"), for our automotive original equipment manufacturer ("OEM") customers. Although we are principally a supplier to OEMs in North America and Europe, we have a diversified worldwide customer base that spans each of the four major automotive markets — North America, Europe, Asia Pacific and South America. As at July 31, 2002, we had approximately 4,700 employees, 22 manufacturing facilities in Ontario, Nova Scotia, Michigan, Germany, Austria and South Korea, and 2 advanced product research centres in Ontario and Austria.

        Approximately 78% of our sales in fiscal 2002 represented products manufactured in Canada and the United States, with the remaining 22% manufactured in Europe and Asia Pacific. In North America, our primary customers are the various North American operating divisions and subsidiaries of General Motors Corporation ("GM"), Ford Motor Company ("Ford") and DaimlerChrysler AG ("DaimlerChrysler"), which collectively accounted for approximately 58% of our sales in fiscal 2002. Our customer base in Europe is diversified, and includes virtually all significant OEMs with vehicle assembly operations in Europe. In the aggregate, our European customers accounted for approximately 27% of our sales in fiscal 2002, with a majority of such sales made to the various European operating divisions and subsidiaries of Volkswagen AG — Audi Group ("Volkswagen"), DaimlerChrysler and GM. Worldwide sales to GM, Ford, DaimlerChrysler and Volkswagen represented approximately 76% of our sales in fiscal 2002.

ORGANIZATION AND POLICIES

  Decentralization

        We follow a strategy of functional and operational decentralization which we believe increases flexibility, customer responsiveness and productivity. Our manufacturing operations are conducted through plants or operating divisions which function as autonomous operating units. Each manufacturing facility is a separate profit centre managed by a general manager with production expertise who has discretion, within guidelines established by our Board of Directors (our "Board") or by corporate management, to determine rates of pay, hours of work, sources of supply and contracts to be performed. Our plants and operating divisions are supported by corporate and group staff who provide business development, information systems, manufacturing, financial, treasury, legal, advanced product development, and sales and marketing services. Corporate management establishes operating policies that are consistent with the guidelines established by our Board, provides coordination and specialized assistance to our plants and operating groups, develops business opportunities and formulates strategic product and other plans.

        Our plants and operating divisions are arranged geographically to match the requirements of our customers in each of the North American, European and Asia Pacific markets. Most of these production facilities have the technological product and processing capabilities to supply a variety of parts and assemblies that span across our three primary product groups namely, engine, transmission and fuel technologies. In order to optimize manufacturing efficiencies and to better implement our specific product strategies on a coordinated basis: during fiscal 2000 we introduced "lead" divisions in North America for each of our three product technologies groups; during fiscal 2001 we appointed group management with an operations focus for each of these groups; and, during fiscal 2002 we expanded the engineering and product development resources for each group and extended the scope and mandate of our group management teams beyond North America to include our operations in Europe and Asia Pacific. While our Litens Automotive Partnership (and its subsidiary entities) (collectively, "Litens Automotive") forms part of our engine technologies product group, it operates and functions under its own group management team.

        For a broader discussion of our operations, see "ITEM 3. NARRATIVE DESCRIPTION OF THE BUSINESS".

  Operating Principles

        We are committed to a number of operating policies and principles, including employee equity participation and profit sharing, incentive-based management compensation and an employee's charter of rights. See "ITEM 3. NARRATIVE DESCRIPTION OF THE BUSINESS — HUMAN RESOURCES".

RECENT TRENDS IN THE AUTOMOTIVE INDUSTRY

        A number of trends have had a significant impact on the global automotive industry in recent years, including the following:

  •
  increasing pressure on automotive suppliers to reduce their prices;

  •
  globalization and consolidation of the automotive industry;

  •
  evolving role of automotive suppliers and their progression up the "value chain";

  •
  increasing out-sourcing and modularization of automotive components production;

  •
  increasing prevalence of lower volume "niche" vehicles built off high volume global vehicle platforms; and

  •
  continuing growth of North American subsidiaries of foreign-based OEMs.

  Increasing Pressure on Automotive Suppliers to Reduce Their Prices

        OEMs continue to seek ways to reduce their cost of producing vehicles as competition for market share among them has become more intensified. In addition to seeking cost efficiencies in their own production, marketing and administrative structures, OEMs have placed significant pressure on automotive suppliers to reduce the price of the components, assemblies and modules they supply. This price reduction pressure has come in different forms, including: long-term supply agreements containing pre-determined price reductions for each year of production; one-time price reduction demands; pressure to absorb more design and engineering costs previously paid for by OEMs and to recover these costs through amortization in the piece price of the particular components designed or engineered by the supplier; and pressure to own and/or capitalize tooling and recover these costs through amortization in the price of the components produced by this tooling. In some cases, suppliers may bear the risk of not being able to fully recover the design, engineering and tooling costs if vehicle production volumes are lower than anticipated. Automotive suppliers face additional pricing pressures as a result of requirements to absorb inflationary increases in the costs of materials, labour and manufacturing overheads over the life of production programs, as well as through various electronic commerce initiatives by OEMs which facilitate electronic quoting, sourcing and transaction processing.

  Globalization and Consolidation of the Automotive Industry

        In recent years, the automotive industry has undergone a wave of global consolidation of OEMs which can be attributed to several factors, including increasing pressure on OEMs to reduce costs and achieve greater economies of scale, the expansion of free trade zones between major trading partners in North America, the European Union and elsewhere, the accelerated growth of automotive markets in Asia and Latin America and the development of free market economies in Eastern Europe. Some examples of the globalization and consolidation of OEMs include:

  •
  the merger of Daimler-Benz and Chrysler and the acquisition by DaimlerChrysler of a significant equity interest in Mitsubishi;

  •
  the acquisition by Ford of a significant equity interest in Mazda and Ford's acquisition of Jaguar, Volvo and Land Rover;

  •
  the acquisition by GM of all of the equity of SAAB, the acquisition of equity interests in Fuji Heavy Industries Inc. (the maker of Subaru vehicles), Isuzu and Fiat, the development of a relationship with Suzuki Motor of Japan and the acquisition (together with Suzuki and Shanghai Automotive, GM's Chinese partner) of a controlling equity interest in a new company which owns and operates certain facilities of Daewoo;

  •
  the acquisition by Renault of a significant equity interest in Nissan and the acquisition by Nissan of an equity interest in Renault; and

  •
  the acquisition by Volkswagen of SEAT, Skoda, Bentley, Lamborghini and Bugatti.

        The cost pressures which have resulted in the consolidation of OEMs have also stimulated the development by OEMs of global vehicle platforms. In order to achieve economies of scale on a worldwide basis, OEMs, together with their global affiliates and partners, are increasingly developing vehicles based on common manufacturing platforms and which share many components, including engine and powertrain variations, but which have distinct styling, different branding and are produced in different parts of the world. The development of these "world cars" results in significantly reduced design, development and engineering costs and maximizes the purchasing power of OEMs with respect to raw materials and components required in vehicle production.

        The above-described trends have fostered the globalization of automotive suppliers. In order to be responsive to the needs of OEMs, primary or "Tier 1" suppliers are required to have the financial strength, technical capabilities and geographic reach required to support the design, engineering, manufacturing, sales and program support needs of OEMs in many of the countries in which they operate. In addition, as OEMs have adopted "just-in-time" manufacturing processes and delivery techniques, Tier 1 suppliers have been required to locate their facilities close to the manufacturing plants of their customers in various parts of the world.

        Evolving Role of Automotive Suppliers and Their Progression Up the "Value Chain"

        Historically, automotive suppliers had a relatively limited role in the vehicle development process. Development of a vehicle from concept to production often took seven to eight years, with OEMs designing and engineering the vehicle as a whole, as well as many of the specific components required to make the vehicle. OEMs also performed a significant portion of the quality control testing and component sub-assembly required. The role of suppliers was limited to manufacturing components in accordance with the design and engineering specifications supplied by OEMs, which often purchased the same parts from different suppliers, including affiliated component manufacturers. When delivered to OEMs, these components often formed part of significant inventory levels maintained by them.

        Currently, Tier 1 suppliers participate in higher value-added activities which more closely resemble the activities which were traditionally performed by OEMs. Tier 1 suppliers are increasingly involved at early stages in the design, development and engineering of components and systems and have assumed increased responsibility for sub-assembly work and quality control testing. In some cases, suppliers have assumed responsibility for designing, engineering, developing and assembling complete vehicles.

  Increasing Outsourcing and Modularization of Automotive Components Production

        In recent years, OEMs have increasingly "outsourced" their requirements for components, assemblies, modules and systems. The primary factors driving this outsourcing have been the need by OEMs to reduce costs, minimize the time required to bring a new vehicle to market, capitalize on the technical and engineering expertise of Tier 1 suppliers and minimize capital expenditures. Additional factors affecting the decision to outsource include the degree of unutilized capacity in OEMs' manufacturing facilities, restrictions in collective bargaining agreements and the impact of outsourcing on labour relations.

        The significant cost and competitive pressures faced by OEMs, combined with the expansion in the capabilities of their suppliers and the trend toward outsourcing, has increasingly resulted in OEMs out-sourcing production of larger assemblies and portions or "modules" of vehicles to their Tier 1 suppliers. This modularization of production enables OEMs to achieve significant cost savings by taking advantage of their suppliers' lower variable costs, and has had the effect of simplifying the vehicle assembly process, as well as reducing the fixed cost investments of OEMs.

        In order to properly manage the production of outsourced modules, Tier 1 suppliers have had to expand their capabilities and expertise. For example, module suppliers require program management expertise in order to manage large numbers of sub-suppliers which had previously been managed by OEMs, as well as extensive logistics capabilities to coordinate just-in-time deliveries from these sub-suppliers and just-in-time deliveries to OEMs. Tier 1 suppliers have also had to develop a broader technical understanding of systems beyond their own products, as well as a knowledge of the process of integrating various automotive systems, in order to ensure the proper fit, finish and functioning of the modules supplied by them. As Tier 1 suppliers have successfully managed the challenges posed by modularization, OEMs have begun sourcing increasingly larger, more complex modules (with increased content and features), as well as the management or integration of complete automotive systems to their most capable suppliers.

  Increasing Prevalence of Lower Volume "Niche" Vehicles Built Off High Volume Global Vehicle Platforms

        As OEMs attempt to broaden the range of vehicles they offer, differentiate their products from those of their competitors, expand the number of market segments in which they compete, extend the life of their existing vehicle platforms, respond to consumer lifestyle trends and meet the unique requirements of the vehicle buying public in different geographic markets, they are increasingly introducing lower volume derivative or niche vehicles. Niche vehicles are new vehicle models which are built off existing vehicle platforms, and usually consist of convertibles, sports cars and/or all-wheel/four-wheel drive sports utility or cross utility vehicles. OEMs are also increasingly "refreshing" existing models during their program life and developing model variants with factory-installed styling packages. This trend towards niche vehicles provides certain Tier 1 suppliers, who have capabilities which resemble those of the OEMs themselves, with increased opportunities to provide complete product and system design, engineering and/or assembly services, including, in some cases, complete vehicle assembly.

  Continuing Growth of North American Subsidiaries of Foreign-Based OEMs

        North American subsidiaries of foreign-based (primarily Japanese and European) OEMs (the "New Domestic OEMs") represented approximately 26% of aggregate North American car and light truck production in calendar 2001, as compared to approximately 25% in calendar 2000. Over the next several years, these New Domestic OEMs are expected to continue to increase their North American production volumes as their market share increases by expanding existing assembly facilities and building new facilities. A number of factors, including the improving quality and cost effectiveness of North American automotive suppliers, currency fluctuations, loosening of the traditional Japanese "keiretsu" supplier relationships and the North American Free Trade Agreement, are expected to result in these New Domestic OEMs increasing their out-sourcing activities to increase the North American content of their vehicles. Accordingly, the New Domestic OEMs represent significant growth potential for North American automotive suppliers.

BUSINESS STRATEGY

        Our business strategy is to capitalize on the above-described trends in the automotive industry as they apply to the vehicle powertrain product area and to continue to build on our position as a leading supplier to OEMs across several of our product lines. Accordingly, we believe that our future growth in sales and profits will be generated primarily through our: expanding production of modules and systems by focusing on value-added, highly-engineered and proprietary products; emphasizing technological innovation through advanced research and development; maintaining and capitalizing on strong customer relationships and building new ones; pursuing international growth opportunities through strategic acquisitions, the expansion of existing facilities, joint ventures and licensing arrangements; continuously striving to improve production efficiencies within our plants and operating divisions; and capitalizing on the opportunities presented by e-commerce to streamline business processes and improve communications between OEMs and suppliers. The following summarizes the key elements of our business strategy.

  Emphasis on Technological Innovation and Research and Development

        We intend to continue our strong focus on technologically-driven growth through our commitment to research, development and innovation, in order to maintain our leading position across a number of our product lines and to offer our customers a competitive advantage through our technology. Our commitment to technological development is reflected in our Corporate Constitution which requires us to allocate a minimum of 7% of our Pre-Tax Profits (as defined in our Corporate Constitution) to research and development. See "ITEM 3. — NARRATIVE DESCRIPTION OF THE BUSINESS — TECHNOLOGY — Research and Development" and "ITEM 8. CORPORATE CONSTITUTION — REQUIRED ALLOCATIONS — Research and Development". We focus our research and development efforts both on enhancing existing technologies and on identifying technologies that we need to develop or acquire in order to strengthen our core product offerings or otherwise implement our business strategy. In recent years, our development activities have resulted in a variety of new or improved components, assemblies, equipment, tools, operating processes and proprietary technologies, including industry standard automotive pulleys, single belt accessory drive tensioners and systems, one-piece roll-formed flexplates, die/flow formed transmission clutch housings, overrunning alternator decoupler assemblies, integrated engine front cover modules, engine balance shaft assemblies and stainless steel fuel tank assemblies. Examples of our current modular product development efforts include camshaft phaser systems, complete air conditioning clutch systems, coolant management systems, variable flow engine water pumps, direct drive water pumps, variable proportional valves, advanced fuel filler modules (including capless or "comfort" refueling systems) and proprietary clutch technologies for starter-generator, transmission and four-wheel/all-wheel drive system applications.

  Focus on Value-Added/Engineered Products

        We believe that products that are highly engineered or that involve multiple processing technologies and assembly operations generally carry better returns than simple commodity-type products, and that a significant portion of our internally generated product growth in recent years has been the result of our design and engineering capabilities and product innovation. Accordingly, to enhance our focus on the development and supply of high value-added and highly engineered products, during fiscal 2002 we established group-specific lead engineering and project management teams to supplement product development initiatives in each of our three principal product areas, including: front covers and water pumps in the engine technologies area; torque converters, components for continuously variable transmission systems and clutch pack assemblies in the transmission technologies area; and fuel filler modules and stainless steel tank assemblies in the fuel technologies area. These group engineering and project management teams also assist in the coordination of engineering, development and manufacturing initiatives among the plants and operating divisions within their respective groups.

        As a result of our technical design and engineering capabilities and our reputation for innovation and development, we have been able to secure significant market share and penetration for certain of our product lines with OEMs in North America, Europe and, more recently, Asia Pacific (and their suppliers). For example, our development and commercialization (through Litens Automotive) of the serpentine accessory drive system allowed OEMs to significantly reduce the space required at the front end of a vehicle's engine compartment and made us a leading supplier of single belt accessory drive tensioners and systems. More recently, our development of the integrated engine front cover module (consisting of, in some applications, a cast and machined aluminum cover with integrated water and/or oil pumps, tensioner, pulleys and other accessory drive system products) has substantially reduced the number of individual components supplied to OEMs, reduced assembly requirements and, as a consequence, reduced overall costs to OEMs.

  Capitalizing on Existing Customer Relationships and Developing Relationships with New Customers

        We have established strong relationships with our OEM customers based on our history of developing proprietary products, our significant engineering and design capabilities, our physical manufacturing presence in North America, Europe and Asia Pacific, as well as our locally-based sales and engineering resources in all four major automotive markets (including South America). These customer relationships allow us to identify business opportunities, including those arising from OEM outsourcing and supplier consolidation trends, and to react to customer needs in the early stages of vehicle, engine or transmission development activities. We believe that these relationships will enable us to continue to successfully target "strategic" engine, transmission and fuel programs, increase the content and penetration of our existing product lines and develop new products that complement our value-added, engineered product and modules focus.

        To date, sales to other suppliers to OEMs have accounted for a relatively small percentage of our sales (15% of sales in fiscal 2002 and fiscal 2001). We continue to recognize the potential of this market segment and we are endeavouring to increase our sales to such suppliers, particularly to those who supply OEMs in Asia Pacific. We believe that increased sales activities to such other suppliers to OEMs may lead to potential strategic alliances, joint product development opportunities and further direct business and sourcing relationships with the OEMs themselves.

  International Growth Opportunities and Strategic Acquisitions

        In response to the increased globalization of the automotive industry in recent years, our European operations have allowed us to meet more completely the expanding worldwide needs of our OEM customers for the supply of common and similar products in multiple markets. Our July 1995 acquisition of the Blau group of companies, established suppliers of fuel caps and other fueling and cooling components and related products in Europe, strengthened our existing European presence and diversified our customer and product base outside of North America. Similarly, the January 1997 addition of Eralmetall GmbH (now Eralmetall GmbH & Co. KG) complements our current aluminum processing capabilities, enhances our modular products strategy, and establishes us as one of the few aluminum die cast and machining suppliers in the automotive industry with manufacturing facilities in both North America and Europe.

        Our manufacturing presence and advanced product development resources in both North America and Europe enable the cross-development and cross-transfer of products and technologies within and among the two largest automotive markets. With respect to Asia Pacific, our January 1999 acquisition of Hanwha Automotive Components Corporation (now known as HAC Corporation) and its two manufacturing facilities located near Seoul, South Korea, enhanced our existing oil and water pump capabilities and enlarged our customer base in the United States, Asia Pacific and Europe. We have also established local sales and engineering support in Japan and Brazil to take advantage of export sales opportunities to these markets. As the Asian Pacific and South American markets continue to mature over the next decade, we anticipate that vehicle demand and production rates will increase at annual growth levels which exceed those of the North American and European automotive markets. Our sales and engineering capabilities in North America, Europe, South Korea, Japan and Brazil will assist in satisfying the demands of OEMs for support and full service supply in the four major automotive markets.

  Improved Efficiencies and Product Diversification

        In the past, we have offset OEM requests for pricing concessions and cost absorptions through process and product improvements. We will continue to strive to streamline our production processes, increase capacity utilization and reduce costs as a percentage of sales, with our focus on a "clean and lean" approach to operating excellence, which includes a commitment to ongoing employee training and skills enhancement. The goal for our manufacturing divisions is to be recognized as the "best in class" leaders in efficient and orderly production.

        We have historically developed and marketed a broad variety of products and technologies utilizing our specialized metal stamping and spinning, casting and flow-forming capabilities. We will continue to develop or acquire new products and technologies which we believe will complement or enhance our current capabilities.

  Joint Ventures and Technology Licensing

        We believe that, in appropriate cases, joint ventures and joint development arrangements provide an effective means of gaining access to new technologies and/or new geographic markets. In the past, we have entered into joint ventures and/or joint development arrangements with automotive parts, tooling and equipment manufacturers to design and manufacture new products for the North American market that in some cases utilize the other party's technology. Joint ventures or joint development arrangements may include technology assistance and/or licensing arrangements which provide us with access to the technology and operating expertise of the joint venture partner or its foreign parent. We intend to continue to assess both potential joint venture and joint development opportunities and, where appropriate, to identify and license technologies developed by third parties in order to maximize both existing and perceived future global market opportunities. For example, during fiscal 1996, we established STT Technologies Inc. ("STT") as a joint venture with two German partners to develop and supply proprietary oil pumps for North American engine and transmission applications, using product and processing technologies successfully implemented in the European and Asia Pacific automotive markets. (During fiscal 2002, this joint venture was restructured so that our ownership interest increased to 75%, but STT continues to be a jointly controlled entity between us and one of the two original German partners.) In addition, during fiscal 2001, we concluded a licensing and cooperation arrangement with a European OEM to introduce proprietary camshaft phasing technology (for variable engine valve timing) to the North American automotive market (and were awarded a production contract for a V8 engine program commencing in fiscal 2003).

        We have also licensed our proprietary technology in certain geographic markets where we determined not to establish local operations. For example, during fiscal 1996, we licensed our proprietary one-piece roll-formed flexplate technology to a domestic manufacturer in the Japanese automotive market. Also, during fiscal 1997, we licensed certain coolant reservoir (expansion/surge tank) cap technology to a South Korean manufacturer to supply the Asia Pacific automotive market. In addition, through Litens Automotive, we have been licensing certain proprietary timing and accessory drive tensioner technologies to a domestic manufacturer for the Japanese market for over 10 years. During fiscal 2001, this license arrangement was extended for a further 9 year period and, in fiscal 2002, was expanded to include a sub-license to the licensee's Thai subsidiary and a limited license to the licensee's South Korean affiliate.

ACQUISITIONS AND DIVESTITURES

        Historically, we have focused on developing or acquiring new technologies and assets that will further our business strategy and enhance our long-term earnings growth. We intend to continue this focus in the future and will examine opportunities to acquire strategic businesses which complement, enhance or otherwise add to our existing technological base. We analyse all potential acquisitions and other capital investments using a variety of criteria, with the long-term objective of continuing to generate strong earnings growth and maximize shareholder returns. The following is a summary of the acquisitions and divestitures that we have completed since 1995:

  •
  During fiscal 1995, we acquired the Blau group of companies (a long-established European supplier of fuel caps and related products to OEMs and in the aftermarket) and their related fueling and cooling product manufacturing operations in Canada, Germany, Austria and Spain.

  •
  During fiscal 1997, we acquired Eralmetall GmbH (now Eralmetall GmbH & Co. KG) ("Eralmetall"), a German-based aluminium die and gravity mould caster, with joint venture operations, ATM Aluminium Technique Moselle S.a.r.l ("ATM"), in France.

  •
  During fiscal 1998, we (through Eralmetall) acquired the remaining outstanding shares and shareholder advances of ATM.

  •
  During fiscal 1998, we also acquired Hughes Manufacturing, Inc. ("Hughes"), a Michigan-based manufacturer of automotive vent and filler tubes.

  •
  During fiscal 1999, we acquired Triam Automotive Corporation, a Michigan corporation whose principal assets consisted of the Sterling Heights Stamping Division, a facility which manufactures powertrain and other automotive components.

  •
  During fiscal 1999, we also acquired Hanwha Automotive Components Corporation (now known as HAC Corporation) ("HACC"), a South Korean-based manufacturer of oil and water pump systems.

  •
  During fiscal 2000, we (through Eralmetall) sold our 100% ownership interest and shareholder advances in ATM.

  •
  During fiscal 2000, we (through Tesma Europa GmbH) also sold our 50% joint venture interest in Blau España S.A.

  •
  During fiscal 2002, we acquired an additional 30% ownership interest in STT Technologies Inc. ("STT") from our joint venture partners, increasing our ownership interest to 75%. STT is an Ontario-based manufacturer of engine and transmission oil pump systems. STT remains a jointly controlled entity during the period that our partner has an option to repurchase a 25% ownership interest from us (which option is exercisable at any time prior to August 1, 2004).

        On November 1, 2001, we executed definitive agreements with Magna providing for our merger with the Magna Steyr group (a European-based vehicle engineering, drivetrain and assembly business controlled by Magna), subject to the satisfaction of certain conditions. On December 11, 2001, we jointly announced with Magna the decision not to proceed with the proposed merger at that time, due to the negotiation by Magna Steyr of a potential acquisition transaction (the "Eurostar acquisition") which, if successfully completed, could have substantially impacted Magna Steyr's future business plans. On March 12, 2002, we announced our decision not to proceed with the merger in light of the agreement concluded by Magna Steyr to complete the Eurostar acquisition. Notwithstanding this decision, we intend to continue to cooperate with Magna Steyr in the sharing of resources and expertise to take advantage of the relationships developed during our merger negotiations and to realize some of the cross-group benefits and synergies that were identified.

FINANCING AND SECURITIES TRANSACTIONS

        On July 18, 2002, we completed the public offering of 2.85 million of our Class A Subordinate Voting Shares at a price per share of $35.15. Total cash proceeds of this offering, net of underwriters' fees and other related costs, totalling approximately $95.8 million will be used for general corporate purposes, including investing in strategic opportunities which may include future acquisitions, joint ventures, new technologies and other investments.

ITEM 3. NARRATIVE DESCRIPTION OF THE BUSINESS

OPERATIONS OVERVIEW

        Our operations are substantially all related to the automotive powertrain business and include the design and manufacture of engine, transmission and fueling components, assemblies, modules and systems for OEMs or, to a significantly lesser extent, their Tier 1 powertrain component manufacturers, as well as certain products for the automotive aftermarket. While a substantial portion of our revenues are derived from sales to the North American and European facilities of the major OEMs, our products are also delivered to customers in Japan, South Korea, Taiwan, Singapore, Indonesia, Thailand, Philippines, Australia, Brazil, Argentina, Venezuela and South Africa.

        We operate globally and our plants and operating divisions are arranged geographically to match the requirements of our customers in each major automotive market. Most of these production facilities have the technological product and processing capabilities to supply a variety of parts and assemblies that span across our three primary product groups namely, engine, transmission and fueling technologies. Additionally, specific marketing and distribution strategies are required in each geographic region. We currently operate in four geographic segments — North America, Europe, Asia Pacific and South America — of which only two, North America and Europe, are separate reportable operating segments.

        Our operating profits are not distributed equally across our plants and operating divisions due to a number of entity-specific factors, including facility size and location, types of products produced, business maturity, capacity utilization and production efficiency. Consequently, a relatively small number of our plants and operating divisions may account for a significant share of our operating profits or losses during any given period.

REPORTABLE OPERATING SEGMENTS

        The sales figures presented in the following discussion have been prepared using our consolidated sales of $1,341.6 million in fiscal 2002 ($1,202.1 million in fiscal 2001). Included in such consolidated sales are our sales of stamping, spinning, roll-forming, die casting, moulding, machining, welding and assembly tools and dies, primarily to OEMs. Our tooling sales were $78.0 million in fiscal 2002, representing approximately 5.8% of our consolidated sales for such year ($75.5 million and 6.3%, respectively, for fiscal 2001). The operating income figures presented in the following discussion have been prepared using our consolidated income before income taxes of $128.1 million in fiscal 2002 ($124.2 million in fiscal 2001).

  North American Operations

        During fiscal 2002, our North American operations supplied engine, transmission and fuel systems products to over 100 OEMs and their Tier 1 suppliers around the world. These operations had, as at July 31, 2002, 3,400 employees located in 15 manufacturing facilities (11 in Ontario, two in Michigan and two in Nova Scotia), one advanced product research centre and our corporate headquarters, both in Ontario, as well as sales (or sales representative) and engineering offices in Ontario and Michigan.

        Excluding intersegment sales of $14.8 million, our North American operations accounted for $1,044.0 million or 77.8% of our consolidated sales in fiscal 2002 ($939.6 million or 78.2% in fiscal 2001). Of these fiscal 2002 sales, approximately 70.4% represented engine technologies products, 26.9% were transmission technologies products and 2.7% were fuel technologies products. Our North American operations also contributed $116.1 million or 90.6% of our consolidated operating income in fiscal 2002 ($103.6 million or 83.4% in fiscal 2001).

  European Operations

        During fiscal 2002, our European operations supplied engine, transmission and fuel systems products to over 75 OEMs and their Tier 1 suppliers around the world. These operations had, as at July 31, 2002, 1,100 employees located in five manufacturing facilities (three in Germany and two in Austria), one advanced product research centre in Austria, as well as sales (or sales representative) and engineering offices in Germany, Austria, England and Italy.

        Excluding intersegment sales of $2.4 million, our European operations accounted for $251.2 million or 18.7% of our consolidated sales in fiscal 2002 ($217.0 million or 18.1% in fiscal 2001). Of these fiscal 2002 sales, approximately 66.3% represented engine technologies products, 25.2% were fuel technologies products and 8.5% were transmission technologies products. Our European operations also contributed $10.5 million or 8.2% of our consolidated operating income in fiscal 2002 ($17.2 million or 13.8% in fiscal 2001).

  Other Automotive Operations (Asia Pacific/South America)

        During fiscal 2002, our "Other Automotive" operations supplied engine and transmission systems products to over 10 OEMs around the world. These operations had, as at July 31, 2002, 200 employees located in two manufacturing facilities in South Korea, as well as sales (or sales representative) and engineering offices in South Korea, Japan and South America (Brazil).

        Our "Other Automotive" operations accounted for $46.4 million or 3.5% of our consolidated sales in fiscal 2002 ($45.6 million or 3.8% in fiscal 2001). Of these fiscal 2002 sales, approximately 64.9% represented engine technologies products and 35.1% were transmission technologies products. Our "Other Automotive" operations also contributed $1.5 million or 1.2% of our consolidated operating income in fiscal 2002 ($3.4 million or 2.8% in fiscal 2001). As we did not commence manufacturing operations in South America (Brazil) until fiscal 2003, all sales to customers in South America during fiscal 2002 (and prior years) were made from facilities in North America and Europe (and were reported as such).

POWERTRAIN PRODUCT GROUPS

        On a product basis, we operate in three powertrain product technologies groups, each of which is described below.

  Engine Technologies Group

        Engine technologies represent our largest and most mature product area, accounting for $920.3 million or 68.6% of our consolidated sales in fiscal 2002 ($842.9 million or 70.1% in fiscal 2001). Our current engine technologies products include: the Litens Automotive accessory and timing belt drive tensioner products and systems and other highly engineered drive system products (overrunning alternator decoupler assemblies, idler pulley assemblies, multi-function crankshaft pulley assemblies and tubular drive shaft assemblies); steel, phenolic (plastic) and aluminum pulleys for virtually all engine applications (crankshafts, alternators, power steering pumps, air conditioning compressors and water pumps); torsional vibration dampers, crankshaft isolators and other vibration attenuation devices; aluminum die cast and precision machined oil pans, cam covers and engine front cover plates; cooling system cross-over tubes, injection moulded water outlet assemblies and thermostat housings; engine oil and water pump systems; and, most recently, engine balance shaft assemblies.

  Transmission Technologies Group

        Transmission technologies products represent our fastest growing product area, accounting for $327.7 million or 24.4% of our consolidated sales in fiscal 2002 ($285.4 million or 23.8% in fiscal 2001). Applying various innovative manufacturing capabilities and metal processing technologies — including die-forming, flow-forming, stamping and spinning, synchronous roll-forming, die-spline rolling, precision heavy stamping, fineblanking, die casting and precision machining — often in combination, our transmission technologies business is based on the supply of unique components and assemblies that offer performance, weight, cost and packaging advantages. Our current transmission technologies products include: flexplates (both one — and two-piece designs); die-formed/flow-formed/cast and machined transmission clutch housings; stamped and assembled transmission oil pans; aluminum die cast and machined case extensions; fineblanked products, including separator and backing plates; clutch hubs, pistons, damper plates, reaction shells, shift detent plates and other transmission components; torque converter damper plate assemblies; transmission oil pumps; servo piston and accumulator assemblies; and, most recently, various components for continuously variable transmission applications.

  Fuel Technologies Group

        Fuel technologies products provide significant growth potential for us, accounting for $93.6 million or 7.0% of our consolidated sales in fiscal 2002 ($73.8 million or 6.1% in fiscal 2001). Using metal processing and plastic injection moulding capabilities, including plastic welding, automated assembly, steel tube bending and end-forming, hydro-forming and stainless steel plasma welding, we have established a reputation for innovative, lightweight and environmentally responsible vehicle refueling systems product development and supply in both Europe and North America. Our current fuel technologies products include: traditional automotive caps (fuel, radiator, coolant reservoir and oil); fuel filler inlet assemblies; vapour recovery valves/systems; filler and vent tubes; thin-walled, stainless steel "cap-to-tank" fuel filler modules (integrated refueling units consisting of the fuel cap, filler inlet and filler pipe or tube, plus, in some applications, "on-board refueling vapour recovery" (ORVR) system technology); and, most recently, stainless steel fuel tank assemblies.

TECHNOLOGY

  Research and Development

        We emphasize technological development and have a policy, embodied in our Corporate Constitution, to allocate a minimum of 7% of our Pre-Tax Profits (as defined in our Corporate Constitution) for each year to research and development. See "ITEM 8. CORPORATE CONSTITUTION — REQUIRED ALLOCATIONS — Research and Development". During fiscal 2002, we spent, net of amounts funded by governments or customers, approximately $18.2 million (14.2% of Pre-Tax Profits) in connection with the development of new products and manufacturing processes, compared with $12.4 million (10.0% of Pre-Tax Profits) and $14.3 million (10.7% of Pre-Tax Profits) during fiscal 2001 and fiscal 2000, respectively. We focus our research and development efforts both on enhancing existing technologies and on identifying technologies that we need to develop or acquire in order to strengthen our core product offerings or otherwise implement our business strategy. In some cases, our research and development activities may be coordinated with those of Magna and its affiliates.

        Our past development activities have resulted in a variety of new or improved components, assemblies, equipment, tools, operating processes and proprietary technologies. Examples of proprietary technologies which have been developed by us and our manufacturing facilities include single-V and poly-V sheet metal pulleys, single belt accessory drive systems, automatic belt tensioning devices, one-piece roll-formed flexplates, precision die formed and flow formed clutch housings, crankpulley torque modulators, overrunning alternator decoupler assemblies, multi-function vibration control pulleys (torsional vibration dampers), integrated engine front cover modules, engine balance shaft assemblies and stainless steel fuel tank assemblies, as well as related production processes and material specifications. Our current modular product development efforts include camshaft phaser systems, complete air conditioning clutch systems, coolant management systems, variable flow engine water pumps, direct drive water pumps, variable proportional valves, advanced fuel filler modules (including, capless or "comfort" refueling systems), and proprietary clutch technologies for starter-generator, transmission and four-wheel/all-wheel drive system applications. Applied product and manufacturing process development is carried on at our various plants and operating divisions, including our lead product group technology facilities (in North America). We have recently realigned our advanced product development resources at each of the engine, transmission and fuel technologies product group levels to more fully leverage and access the knowledge and expertise of our employees. At all levels of our organization, we use CAD systems to develop products and to communicate with CAD systems of OEMs. Our development resources also include noise/vibration/harshness testing capabilities, quality operating systems, automated manufacturing and assembly processes and finite element analysis capabilities.

  Intellectual Property Rights

        We own intellectual property rights such as patents, trademarks and copyrights, and use them in the course of our manufacturing business. We also license technologies to third parties and are licensed to use technologies owned by third parties. While in the aggregate, rights which are licensed to or by us are considered important, we do not believe that the loss or termination of any particular right would have a material adverse effect on our business.

ENGINEERING AND DESIGN

        Our employees and sales representatives attempt to become involved as early as possible in the OEM's vehicle, engine and transmission development programs and to develop components, modules or systems that either replace products currently produced by us or represent strategically important future product opportunities. It has been our experience that early involvement by a supplier in the development cycle of a new vehicle model or new engine or transmission type often leads to orders for commercial production of the components, modules or systems for such vehicles, engines or transmissions. Such involvement may also include the placement of our dedicated engineering representatives at a customer's technical development facilities.

        It has become increasingly common for an OEM to identify a supplier as the source for a component, module or system during the product design phase, provided the supplier meets various price, service and quality standards. When a supplier is "pre-sourced" in this manner, the OEM and supplier cooperate on design, product and process engineering and establish the selling price and other relevant considerations through a negotiation process.

        We recognize that in order to remain a successful "Tier 1" supplier, we must maintain our ability to provide complete engineering, development and testing capabilities. Accordingly, we maintain an engineering and design staff which, as of July 31, 2002, exceeded [330] people, including a core group in our plants and operating divisions, our product technology groups and our sales and engineering offices. Our engineering staff use a variety of CAD/CAM systems and work closely with production personnel in providing engineering support as required. Large projects sometimes require the supplementation of in-house engineering capabilities through the use of subcontractors and other "external" services.

PROGRAM MANAGEMENT

        Our plants and operating divisions use program management systems in their manufacturing operations to manage product supply from initial concept through to commercial production and continuous improvement. These program management systems generally involve cross-functional teams in each plant and operating division and incorporate policies and procedures which meet or exceed the quality guidelines and requirements of ISO 9001, QS9000, TS 16949 and, commencing in fiscal 2002, ISO/TS 16949: 2002 (the automotive industry's new global quality systems standard).

MANUFACTURING FACILITIES

        As at July 31, 2002, we had 13 manufacturing facilities in Canada (11 in Ontario primarily clustered near Metropolitan Toronto and two in Nova Scotia), two manufacturing facilities in Michigan, USA, three manufacturing facilities in Germany and two manufacturing facilities in each of Austria and South Korea. All of our manufacturing facilities aggregated approximately 2.1 million square feet, of which, as at July 31, 2002, approximately 1.4 million square feet or approximately 67% were owned and the remainder leased from Magna and various third parties. Such leases contain provisions that are customary for leases of similar types of facilities, run for various terms, require periodic renegotiation of rents based on prevailing market conditions and, in many cases, contain renewal options.

        Our manufacturing facilities range in size from 40,500 to 247,300 square feet of floor space and generally maintain an in-house tooling capability with a staff of experienced tool and die makers. As production has become more automated, the size and potential production volume of the typical plant has increased. Most of our existing manufacturing facilities can be adapted to a variety of manufacturing processes without significant capital expenditures other than for new equipment.

        We currently operate many of our manufacturing facilities on a multi-shift basis. We believe that our existing facilities, and the facilities expected to be in operation during fiscal 2003, will be adequate to meet our anticipated production requirements for the forseeable future, although new business opportunities may require the acquisition or construction of additional facilities or the expansion of existing facilities.

SALES AND MARKETING

        Companies which supply directly to OEMs and which design, engineer, manufacture and conduct quality control testing are generally referred to in the automotive industry as "Tier 1" suppliers. Tier 1 suppliers may be awarded longer term purchase orders by OEMs as a result of their involvement in the development of components with the OEMs. Many parts are now being manufactured and assembled into components, assemblies, modules or systems by Tier 1 suppliers. OEMs purchase the components, assemblies, modules or systems and then complete the assembly of the vehicle. Tier 1 suppliers generally have the capability to supply these components, assemblies, modules or systems to the OEMs on a just-in-time basis which helps the OEMs reduce or otherwise manage inventory levels.

        In producing assemblies, modules or systems for OEMs, Tier 1 suppliers may rely on other suppliers for some components or parts. Depending on their level of sophistication in respect of engineering, manufacturing and other requisite skills, these other suppliers are referred to as either "Tier 2" or "Tier 3" suppliers.

        As a Tier 1 supplier, we have historically sold our products and provided our support services directly to OEMs in North America and Europe (and continue to do so). In North America, our primary customers are GM, Ford and DaimlerChrysler, and their respective operating divisions and subsidiaries. Sales to such customers represented approximately 38%, 15% and 5%, respectively, of our consolidated sales in fiscal 2002 (36%, 19% and 5%, respectively, in fiscal 2001). In Europe, our primary customers are Volkswagen, DaimlerChrysler and GM, and their respective operating divisions and subsidiaries. Sales to such European customers represented approximately 7%, 4% and 3%, respectively, of our consolidated sales in fiscal 2002 (8%, 3% and 3%, respectively, in fiscal 2001).

        In order to supply certain OEMs in Asia Pacific (including their North American subsidiaries and operating divisions) and in addition to maintaining our direct OEM relationships, we provide sales and services to other Tier 1 suppliers to these OEMs both in North America and in other automotive markets. Accordingly, to the extent that we supply to such intermediary suppliers, we consider ourself a "Tier 2" supplier to certain Asia Pacific OEMs. Although such Tier 2 relationships are relatively small, we believe that these relationships may increase and may also lead to Tier 1 sourcing opportunities, to strategic alliances and to joint product development opportunities.

        We believe that significant business growth opportunities exist as a result of the continuing trend for OEMs to outsource a greater proportion of the supply of components, assemblies, modules and systems within the powertrain product area, including larger and more complex products with increased content and features. Also, as the product life cycles of engines and transmissions tend to be relatively longer than those of other automotive systems, in circumstances where we successfully obtain production contracts for new or redesigned product introductions from our customers, we will have the opportunity to supply such products for longer life cycles. The production runs or life cycles for engine and transmission components of the type produced by us typically continue for between five and ten years.

        We sell our products to OEMs located in Canada through our sales personnel in southern Ontario. Sales to OEMs located in the United States are coordinated through independent sales representatives in Detroit. Sales to OEMs in Asia Pacific and South America are coordinated by us principally in Canada but also through sales offices in South Korea and Brazil, and through representatives in Detroit and Japan. Sales to OEMs located in Europe are made through or assisted by our sales offices located principally in Germany, Austria, England and Italy. The various internal operating divisions and subsidiaries of the OEMs normally initiate many of their own purchasing commitments, and thus each OEM constitutes, in effect, several different purchasers. Our sales offices in Canada, South Korea, Brazil, Germany, Austria, England and Italy and sales representatives in Detroit and Japan, work closely with operational group and plant managers in their sales efforts. Our products are delivered to customers in Japan, South Korea, Taiwan, Singapore, Indonesia, Thailand, Philippines, Australia, Brazil, Argentina, Venezuela and South Africa in addition to OEMs in North America and Europe.

        We typically receive a purchase order to produce a particular product for one or more model years. However, firm orders are usually created only when we receive releases under such purchase orders, authorizing us to produce and deliver specific quantities of the product. Such releases are issued for planning, raw material acquisition and production purposes over varying periods in advance of anticipated delivery dates. Once a purchase order is received by us from an OEM, the actual volume of components produced under the purchase order in any given fiscal year is dependent upon the actual number of vehicles, engines or transmissions produced or planned to be produced by the OEM into in which the product is to be incorporated. Actual OEM production levels of a particular vehicle model or engine or transmission type may vary significantly from OEM estimates and such production may be delayed or cancelled, often without any required compensation to us. Although OEMs are not usually contractually committed to using a particular manufacturer to supply a product throughout the time such product is required by the OEM, it has been our experience that once a commercial production order for a component, module or system for a particular vehicle model or engine or transmission type has been obtained by us, we will generally continue to produce that product throughout the entire time such component, module or system is required by the OEM for that vehicle model or engine or transmission type.

        In certain circumstances, we may also obtain production programs on a "takeover" basis from time to time. These programs are typically already in production at OEM facilities or the facilities of our competitors and, for various reasons, are resourced to us for production at our facilities.

        We coordinate marketing activities which relate to the automotive industry as a whole or which may involve particular OEMs with Magna, and enjoys the benefits of certain marketing and other services from Magna under an Affiliation Agreement. See "ITEM 9. OTHER FACTORS — CONTROL OF TESMA AND RELATIONSHIP WITH MAGNA — Affiliation Agreement".

COMPETITIVE CONDITIONS

        We face numerous sources of competition, including from within our OEM customers, other direct competitors and product alternatives. The percentage of OEMs' production requirements that are sourced internally by OEMs has been declining in the last decade due to the increased out-sourcing strategies of OEMs, including, more recently, in the areas of powertrain components which have historically been retained under the direct control of OEMs.

        Of those products that are put out for bid, we face direct competition from a variety of suppliers in North America, Europe and, increasingly, other automotive markets that are independent of OEMs, as well as numerous other suppliers in which one or more OEMs may have direct or indirect investments.

        We believe that there are a large number of independent suppliers that have the capability to produce some or all of the components, modules and systems that we currently produce. Also, some of these competitors are larger and may have access to greater resources than we do, but we believe that none of them is dominant in the markets in which we operate. The basis for supplier selection by OEMs is not determined solely by price, but also includes such elements as quality, service, historical performance, timelines of delivery, proprietary technologies, scope of in-house capabilities, existing agreements, responsiveness and the supplier's overall relationship with the OEM, as well as being influenced by the degree of available and unutilized capacity or resources in the manufacturing facilities of the OEM, collective bargaining agreement provisions, labour relations issues and other factors. The number of competitors that are solicited by OEMs to bid on any individual product has, in certain circumstances, been significantly reduced, and we expect that further reductions will occur as a result of OEMs' stated intentions to deal with fewer suppliers and award those suppliers longer-term contracts. OEMs expect their Tier 1 suppliers to have broad product design, engineering, manufacturing, testing and assembly capabilities, as well as an ability to meet high quality control standards and to ship parts and assemblies on a "just-in-time" basis.

AVAILABILITY OF RAW MATERIALS

        Our primary raw materials are steel and, to a significantly lesser extent, aluminum and thermoplastics, all of which are available from many different sources worldwide in quantities sufficient for our needs. However, factors such as allocations, pricing, quality, timeliness of delivery, transportation and warehousing costs may affect the raw material sourcing decisions made by us and our plants. When appropriate and available, long-term agreements may be negotiated with raw material suppliers to attempt to ensure continued availability of certain raw materials on favourable terms. With respect to certain high quality grades of steel, there are a limited number of suppliers in Canada and the United States. Currently, most of our Canadian requirements for steel are supplied by two large integrated Canadian steel producers, as well as Ontario-based steel service centres and warehouses. While supply agreements with such steel manufacturers have helped to mitigate the effect of previous shortages of high grade steel, we are periodically subjected to increasing prices from our suppliers in order to acquire such steel. When demand for these raw materials from domestic suppliers is particularly strong, we have encountered shortages and have purchased raw materials off-shore, principally from Europe. To date, we have not experienced any significant difficulty in obtaining raw materials for our manufacturing operations and do not carry significant levels of either raw materials or finished product inventories.

HUMAN RESOURCES

        As at July 31, 2002, we employed approximately 4,700 people, including approximately 3,400 in North America, 1,100 in Europe and 200 in South Korea. We place a high priority on maintaining good relations with our employees and believe that we have been successful in this regard. We are not a party to any collective bargaining agreement with respect to our employees in North America. Certain of our European employees benefit from national industry-wide agreements relating to compensation and employment conditions and are members of in-house employees' associations.

  Employee Equity Participation and Profit Sharing Program

        Since fiscal 1996, we have maintained an employee equity participation and profit sharing program (the "Tesma EPSP") to foster participation by qualifying employees in our profits and share ownership. Pursuant to the our Corporate Constitution, 10% of our Employee Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution) is required to be allocated each year to the Tesma EPSP, consisting of a Canadian deferred profit sharing plan and an American deferred profit sharing plan (collectively, the "Tesma DPSP") and a cash distribution to our eligible employees. See "ITEM 8 CORPORATE CONSTITUTION — REQUIRED ALLOCATIONS — Tesma EPSP". All eligible North American employees, other than employees whose compensation includes direct profit participation or who otherwise fail to meet the qualification requirements, are participants in the Tesma DPSP, which invests primarily in our Class A Subordinate Voting Shares. On retirement, and in certain other limited situations, participating employees in the Tesma DPSP generally receive a cash payout of their respective DPSP units, the value of which is related, in large part, to the then market value of the Class A Subordinate Voting Shares held by the Tesma DPSP.

        As at October 28, 2002, 1,378,567 of our Class A Subordinate Voting Shares, representing approximately 7.6% of the class, were held by the Tesma DPSP. Through his position as our President, Mr. Anthony E. Dobranowski retains the right to direct the trustees of the Tesma DPSP in regards to voting and disposing of such shares. The trustees, absent any direction from Mr. Dobranowski, have the right to vote such shares. Mr. Dobranowski is not a beneficiary under the Tesma DPSP.

        We also provide a Canadian group registered retirement savings plan and a 401K Plan in the United States, under which contributions made by qualifying employees through payroll deductions are partially matched by us.

        Prior to fiscal 1996, our qualifying employees participated in a Magna deferred profit sharing plan substantially similar to the Tesma DPSP. These employees are entitled to continue in the Magna plan as inactive participants to the extent that their pre-fiscal 1996 units remain in the plan.

  Management Incentive Compensation

        We believe that direct profit participation assists in motivating our key employees. Accordingly, employees who have senior operational or corporate responsibilities receive remuneration consisting of a base salary and an incentive bonus generally tied to the financial performance of their plants in the case of plant management, their product technologies groups in the case of group management, and the company as a whole in the case of certain senior corporate officers. Approximately 45 employees, including members of corporate management, were remunerated in this manner during fiscal 2002. These individuals do not participate in the Tesma EPSP or other related programs (including the Canadian group registered retirement savings plan or the 401K Plan in the United States).

        Our Corporate Constitution provides that aggregate incentive bonuses paid or payable to Corporate Management (as defined in the Corporate Constitution) in respect of any fiscal year shall not exceed 6% of our Pre-Tax Profits Before Profit Sharing (also as defined in the Corporate Constitution) for such year.

  Employee's Charter

        We have adopted an Employee's Charter of Rights (the "Employee's Charter") which formalizes our commitment to the fair treatment of employees, safe and healthful workplaces, competitive wages and benefits, employee equity participation and profit sharing, and open communications. We believe that providing employees with a safe and pleasant working environment is an important factor in maintaining labour productivity and goodwill in order to produce quality products.

        In addition to compliance with the Employee's Charter, each of our plants conduct monthly employee meetings, small group management meetings and other programs, including employee opinion surveys, all intended to maintain open communications with all employees. Individual employee complaints and most discipline matters are dealt with internally through various means, including, at many plants, the use of fairness committees. Where such committees are established, a majority of the membership consists of plant employees.

ENVIRONMENTAL MATTERS

        We are subject to a wide range of environmental laws and regulations imposed by governmental authorities on our production operations in relation to air emissions, soil and ground water quality, wastewater discharges, waste management and the storage of hazardous substances. We have adopted a health, safety and environmental policy which commits us to prevent pollution, reduce the impact of our operations on the environment and provide safe and healthful working conditions through the application of appropriate measures, all in the context of a goal of continual improvement in health, safety and environmental matters. All but two of our manufacturing divisions have obtained ISO 14001 (environmental management system standards) certification, and these two divisions are scheduled to proceed towards registration status during fiscal 2003.

        We believe that our operations do not involve activities likely to create significant environmental risks. All of our operations meet, in all material respects, applicable governmental standards, including those related to waste handling and emissions. We have made, and will continue to make, significant expenditures in respect of environmental matters. To date, the costs incurred in complying with environmental laws and regulations have not had a material adverse effect on our operations or financial condition. However, changes in these laws and regulations are ongoing and may make environmental compliance, such as emissions control, site clean-ups and waste disposal, increasingly expensive. We cannot predict the future costs which may be incurred to meet environmental obligations.

SEASONALITY

        Historically, North American vehicle production is generally lower during the first and last months of our fiscal year due to summer shutdowns and/or model changeovers by OEMs. Since our working capital requirements are dependent upon industry production volumes, they are typically at their lowest levels around the end of each fiscal year. Additionally, North American and European vehicle production volumes are usually lower during the second quarter of our fiscal year because of the Christmas and New Year's holiday season.

LITIGATION

        From time to time, various claims incidental to our business are made against us. None of these claims has had, and we believe that none of the current claims will have, a materially adverse effect upon our operations or financial condition.

ITEM 4. SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following selected income statement and balance sheet data have been derived from, and should be read in conjunction with, our July 31, 2002 audited consolidated financial statements and the notes thereto (the "Consolidated Financial Statements") which are contained in our fiscal 2002 Annual Report to Shareholders (our "2002 Annual Report").

	Year ended July 31,
	2002	2001	2000
	(Canadian dollars in thousands, except per share information)
	(audited)
Income Statement Data (1)(2)(3)
Sales	$1,341,616	$1,202,144	$1,127,785
Cost of goods sold	1,047,294	931,896	857,757
Depreciation and amortization	58,663	51,646	43,513
Interest, net	4,013	1,697	3,271
Income before income taxes	128,112	124,220	133,587
Net income	83,840	88,795	84,894
Net income attributable to Class A Subordinate Voting Shares and Class B Shares	$83,840	$88,795	$84,894
Earnings per Class A Subordinate Voting Share or Class B Share:
Basic	$2.85	$3.04	$2.95
Diluted	$2.81	$3.00	$2.90
	July 31,
	2002	2001	2000
	(Canadian dollars in thousands) (audited)
Balance Sheet Data (1)(3)
Working capital (4)	$112,233	$121,216	$57,223
Total assets	$959,394	$758,340	$712,671
Cash	$176,759	$95,703	$143,104
Short-term indebtedness (5)	$34,473	$49,048	$58,450
Long-term debt (excluding portion due within one year)	$75,172	$77,221	$74,990
Shareholders' equity	$619,206	$434,225	$367,205

Notes:

(1)
The disposition of our 50% interest in Blau España S.A. ("Blau Spain") was completed effective December 15, 1999. This interest had been accounted for using the equity method. Our disposition of ATM Aluminium Technique Moselle S.a.r.l. ("ATM") was completed effective November 3, 1999. Accordingly, our investment in Blau Spain and the financial position and results of operations of ATM are excluded from the presented income statement and balance sheet data since December 15, 1999 and November 3, 1999, respectively.

(2)
In fiscal 2001, we adopted the Canadian Institute of Chartered Accountants' new recommendations for the presentation and disclosure of basic and diluted earnings per share. Under the new recommendations, the computation of diluted earnings per Class A Subordinate Voting Share or Class B Share requires that the treasury stock method be used in the determination of the dilutive effect of warrants and options. We adopted the new recommendations retroactively, and accordingly, the presentation in our selected income statement data for the comparative periods indicated have been restated.

(3)
Prepared in accordance with Canadian generally accepted accounting principles. Net income and earnings per Class A Subordinate Voting Share or Class B Share under U.S. generally accepted accounting principles were as follows:

	Year ended July 31,
	2002	2001	2000
	(Canadian dollars in thousands, except per share information)
Net income	$86,862	$94,214	$84,198
Earnings per Class A Subordinate Voting Share or Class B Share
Basic	$2.95	$3.22	$2.93
Diluted	$2.91	$3.19	$2.87

  See Note 20 [h] to the Consolidated Financial Statements.

  Shareholders' equity under U.S. generally accepted accounting principles was as follows:

	July 31,
	2002	2001	2000
	(Canadian dollars in thousands)
Shareholders' equity	$623,308	$436,386	$366,925

  See Note 20 [j] to the Consolidated Financial Statements.

(4)
Working capital is calculated as Current Assets less Current Liabilities as presented in the Consolidated Financial Statements, but excludes Cash and Short-term indebtedness.

(5)
Short-term indebtedness is calculated as the sum of Bank indebtedness and Long-term debt due within one year as presented in the Consolidated Financial Statements.

SUPPLEMENTARY QUARTERLY DATA
(Canadian dollars in thousands, except per share information)
(unaudited)

	Three months ended
	July 31, 2002	April 30, 2002	January 31, 2002	October 31, 2001
Sales	$347,375	$359,607	$317,727	$316,907
Income before income taxes	33,616	38,084	23,562	32,850
Net income attributable to Class A Subordinate Voting Shares and Class B Shares	22,457	24,915	14,430	22,038
Earnings per Class A Subordinate Voting Share or Class B Share:
Basic	$0.76	$0.85	$0.49	$0.75
Diluted	$0.74	$0.84	$0.49	$0.75
	Three months ended
	July 31, 2001	April 30, 2001	January 31, 2001	October 31, 2000
Sales	$304,480	$313,265	$282,292	$302,107
Income before income taxes	25,659	34,489	27,756	36,316
Net income attributable to Class A Subordinate Voting Shares and Class B Shares	25,618	22,616	17,800	22,761
Earnings per Class A Subordinate Voting Share or Class B Share:
Basic	$0.88	$0.77	$0.61	$0.78
Diluted	$0.86	$0.77	$0.60	$0.77

DIVIDENDS

        Holders of our Class A Subordinate Voting Shares and Class B Shares are entitled to receive such dividends as may be declared by our Board on a pro rata basis (subject to the preferential rights attaching to any other shares ranking in priority to our Class A Subordinate Shares and Class B Shares). The following table sets forth the dividends per share we have paid on the outstanding Class A Subordinate Voting Shares and Class B Shares in respect of the periods indicated.

Three Months Ended	Per share amount
July 31, 2002	$0.16
April 30, 2002	$0.16
January 31, 2002	$0.16
October 31, 2001	$0.16
July 31, 2001	$0.16
April 30, 2001	$0.16
January 31, 2001	$0.16
October 31, 2000	$0.16
July 31, 2000	$0.16
April 30, 2000	$0.16
January 31, 2000	$0.16
October 31, 1999	$0.125

        On December 4, 2002, our Board declared, in respect of the fiscal quarter ended October 31, 2002, a dividend of $0.16 per share on our outstanding Class A Subordinate Voting Shares and Class B Shares, payable on January 15, 2003 to shareholders of record on December 31, 2002.

        Subject to applicable law, the payment of future dividends on our Class A Subordinate Voting Shares and Class B Shares, and the amounts thereof, will be determined by our Board in accordance with our restated articles of incorporation including the Corporate Constitution set out therein (see "ITEM 8. CORPORATE CONSTITUTION — REQUIRED ALLOCATIONS — Dividends").

        Dividends are declared and paid in Canadian dollars, except that shareholders having addresses of record in the United States are paid the equivalent in U.S. dollars (based on the Bank of Canada noon U.S. dollar conversion rate on the dividend record date). All other non-Canadian resident shareholders may elect to receive dividends in U.S. or Canadian dollars. In all cases, the applicable Canadian withholding tax is deducted.

ITEM 5. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Reference is made to the information set forth under "Management's Discussion & Analysis" contained on pages 25 through 32 of our 2002 Annual Report, which is incorporated by reference into this Annual Information Form.

ITEM 6. MARKET FOR SECURITIES

        Our Class A Subordinate Voting Shares are listed and posted for trading on The Toronto Stock Exchange under the symbol TSM.A and The Nasdaq Stock Market under the symbol TSMA. Our Class B Shares do not publicly trade.

        The holders of our Class A Subordinate Voting Shares are entitled to one vote per share. The holders of our Class B Shares are entitled to 10 votes per share.

        Under applicable Canadian law, an offer to purchase Class B Shares would not necessarily result in an offer to purchase our Class A Subordinate Voting Shares. Magna (including its intermediary holding corporation, 1128969 Ontario Inc. ("1128969")), as the direct and indirect holder of all our issued and outstanding Class B Shares, entered into an agreement (the "Trust Agreement") on July 19, 1995 with us and the Montreal Trust Company of Canada (now Computershare Trust Company of Canada) (the "Trustee") for the purpose of ensuring that the holders of our Class A Subordinate Voting Shares will not be deprived of any rights under applicable take-over bid legislation to which they would have been entitled in the event of a take-over bid (which term includes, in certain circumstances, a private offer to purchase) if our Class B Shares and the Class A Subordinate Voting Shares were a single class of shares.

        Under the Trust Agreement, Magna (including 1128969) has agreed not to sell any Class B Shares, directly or indirectly, pursuant to a take-over bid, as defined under the Securities Act (Ontario), in circumstances in which such legislation would require the same offer or a follow-up offer on the same terms to be made to the holders of our Class A Subordinate Voting Shares if the sale had been a sale of Class A Subordinate Voting Shares. These circumstances include the sale of Class B Shares at a price per share in excess of 115% of the market price of our Class A Subordinate Voting Shares as determined under such legislation. This prohibition does not apply if: (i) such sale is made pursuant to an offer to purchase only a limited number of Class B Shares made to all holders of our Class B Shares and an identical offer in all material respects is made concurrently to purchase our Class A Subordinate Voting Shares, which identical offer has no additional condition attached other than the right not to take-up and pay for shares tendered if no shares are purchased pursuant to the offer for our Class B Shares, or (ii) there is a concurrent unconditional offer to purchase all Class A Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for our Class B Shares.

        The Trust Agreement contains provisions for the authorization of action by the Trustee to enforce the relevant rights of the holders of our Class A Subordinate Voting Shares as beneficiaries of the trust. The obligation of the Trustee to take such action is conditional on us or the holders of our Class A Subordinate Voting Shares providing such funds and indemnity as the Trustee may require. No holder of our Class A Subordinate Voting Shares has the right, other than through the Trust Agreement, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Trust Agreement unless the Trustee fails to act on a request authorized by the holders of not less than 10% of our outstanding Class A Subordinate Voting Shares after provision of reasonable funds and indemnity to the Trustee.

        The Trust Agreement provides that Magna (including 1128969) will not dispose of any Class B Shares, directly or indirectly, unless the disposition is conditional upon the person or company acquiring such shares becoming a party to the Trust Agreement. Conversions of Class B Shares into Class A Subordinate Voting Shares and the subsequent sale of the Class A Subordinate Voting Shares resulting from such conversions are excluded from this prohibition.

        The Trust Agreement provides that it may not be amended and no material provision thereof may be waived, except with the approval of at least two-thirds of the votes cast by the holders of our Class A Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment or waiver. The two-thirds majority must include a simple majority of the votes cast by the holders of our Class A Subordinate Voting Shares excluding any of our principal shareholders (see "ITEM 10. ADDITIONAL INFORMATION"), their affiliates and any persons who have an agreement to purchase Class B Shares on terms which would constitute a sale for the purposes of the Trust Agreement not otherwise permitted thereby prior to giving effect to the amendment or waiver.

        The Trust Agreement does not prevent any holder of our Class B Shares from:

  (i)
  granting a security interest, whether directly or indirectly, in Class B Shares in connection with a bona fide borrowing, provided that the secured party concurrently agrees in writing to become a party to and abide by the terms of the Trust Agreement; or

  (ii)
  selling, transferring or otherwise disposing of any or all of the Class B Shares which the holder directly or indirectly holds to a company controlled by or under common control with the holder, provided further that the transferee (if not already a party to the Trust Agreement) concurrently agrees in writing to become a party to and abide by the terms of the Trust Agreement.

        No provision of the Trust Agreement limits the rights of any holder of our Class A Subordinate Voting Shares under applicable securities legislation.

ITEM 7. DIRECTORS AND OFFICERS

DIRECTORS

        As at December 5, 2002, our Board consists of the following persons:

Name and Municipality of Residence	Director Since	Principal Occupation
MANFRED GINGL Kettleby, Ontario	April 27, 1995	Vice-Chairman and Chief Executive Officer, Tesma International Inc. and Executive Vice-Chairman, Magna International Inc. (auto parts manufacturer)
OSCAR B. MARX, III Laguna Beach, California	July 31, 1995	Vice-President, TMW Enterprises Inc. (private investment firm)
HON. DAVID R. PETERSON, P.C. Toronto, Ontario	February 13, 2002	Chairman, Cassels Brock & Blackwell LLP (Barristers and Solicitors)
BELINDA STRONACH Aurora, Ontario	December 12, 2001	President and Chief Executive Officer, Magna International Inc.
JUDSON D. WHITESIDE Thornhill, Ontario	July 31, 1995	Chairman and Chief Executive Officer, Miller Thomson LLP (Barristers and Solicitors)
SIEGFRIED WOLF Weikersdorf, Austria	June 6, 2002	Executive Vice-Chairman, Magna International Inc.
HON. M. DOUGLAS YOUNG, P.C. Ottawa, Ontario	July 31, 2002	Chairman, Summa Strategies Canada Inc. (government relations agency)

        All of directors were elected to their present terms of office by our shareholders at the annual meeting held on December 5, 2002, and were originally elected or appointed as directors on the dates indicated in the above table. Each director will hold office until the close of the next annual meeting of our shareholders or until his or her earlier resignation or removal in accordance with applicable law and our by-laws. All directors have held the principal occupations indicated in the above table (or another position with the same employer) for the past five years. Ms. Stronach and Messrs. Gingl and Wolf are also directors of Magna.

        Our Board has established two standing committees, the Audit Committee and the Human Resources and Compensation Committee, and prescribed the responsibilities and mandates of such committees. Through December 4, 2002, Mr. Whiteside served as the Chairman of the Audit Committee and Messrs. Marx and Peterson served as members of the Audit Committee and, Ms. Stronach served as Chairman of the Human Resources and Compensation Committee and Messrs. Peterson and Whiteside served as members of the Human Resources and Compensation Committee. Neither the Audit Committee nor the Human Resources and Compensation Committee were reconstituted following our annual meeting of shareholders held on December 5, 2002, however, this is anticipated in respect of each Committee in the near future.

        Our failure to meet the requirements of the Corporate Constitution relating to the payment of Required Dividends (as defined in our Corporate Constitution) or the minimum return on stated capital required by the terms of our Class A Subordinate Voting Shares will entitle the holders of the Class A Subordinate Voting Shares, as a class, to certain rights to elect directors, the exercise of which could result in changes to the composition of our Board.

OFFICERS

        As at December 5, 2002, the following persons are our corporate officers:

Name and Municipality of Residence	Principal Occupation
BELINDA STRONACH(1) Aurora, Ontario	Chairman of the Board of Directors (since October 2002) and President (since February 2002) and Chief Executive Officer (since February 2001) of Magna International Inc.
MANFRED GINGL Kettleby, Ontario	Vice-Chairman (since May 2002) and Chief Executive Officer (since February 1995) and Executive Vice-Chairman of Magna International Inc. (since May 2002)
ANTHONY E. DOBRANOWSKI Stouffville, Ontario	President (since May 2002) and Chief Financial Officer (since April 1995)
PAUL MANNERS Palgrave, Ontario	Executive Vice-President and Chief Operating Officer (since May 2002)
PASQUALE CERULLO(2) Pickney, Michigan	Executive Vice-President, Sales, Marketing and Corporate Development (since March 2002)
STEFAN T. PRONIUK Kleinburg, Ontario	Vice-President, Secretary and General Counsel (since April 1995)
JAMES L. MOULDS Aurora, Ontario	Vice-President, Finance (since September 1999) and Treasurer (since September 2002)
THOMAS MORE Newmarket, Ontario	Controller (since September 2002)

(1)
The Chairman of our Board is a non-executive position and, consequently, Ms. Stronach is not employed by, has no employment contract with, and receives no direct remuneration from, us. Accordingly, Ms. Stronach is not considered to be one of our corporate officers.

(2)
Mr. Cerullo was our Vice-President, Sales and Marketing from August 1995 to March 2002.

        All corporate officers, with the exception of Mr. More, have held the principal occupations indicated in the above table (or another position with us) for the past five years. Mr. More has been our Controller since September 2002. From February 2001 to September 2002, Mr. More was our Assistant Controller. Prior to that, Mr. More was the Controller at two privately-held non-automotive companies since February 1999. Prior to that, Mr. More, a Chartered Accountant, worked in various public accounting and auditing capacities at Ernst & Young LLP from September 1994 to February 1999.

        Magna owns, directly and indirectly, 14,223,900 of our Class B Shares, representing 100% of the class. The Stronach Trust controls Magna through its right to direct the votes attached to a sufficient number of class B shares of Magna which carry a majority of the votes attaching to all outstanding voting shares of Magna. Ms. Stronach, together with three other members of her family, are the trustees of the Stronach Trust. Ms. Stronach is also a member of the class of potential beneficiaries of the Stronach Trust.

        Our directors and corporate officers as a group (13 persons) owned beneficially or exercised control or direction over of our 1,728,067 Class A Subordinate Voting Shares (representing approximately 9.6% of the class) and 14,223,900 of our Class B Shares (representing 100% of the class) as of October 28, 2002.

        Excluding the shares that Mr. Dobranowski, as our President, may exercise control or direction over through the Tesma DPSP and excluding the shares that Ms. Stronach may be deemed to own beneficially or exercise control or direction over as a result of being a trustee of the Stronach Trust, our directors and corporate officers as a group (13 persons) owned beneficially or exercised control or direction over 349,500 of our Class A Subordinate Voting Shares, or approximately 1.9% of the class, and no Class B shares, as of October 28, 2002.

        For biographical information relating to our directors and corporate officers, please visit our website at www.tesma.com.

ITEM 8. CORPORATE CONSTITUTION

        We have adopted and practiced the organizational and operating policies and principles utilized by Magna for many years, certain of which have been embodied in our Corporate Constitution which forms a part of our restated articles of incorporation. The following discussion summarizes the principal features of our Corporate Constitution, which features cannot be amended or varied without the prior approval of the holders of our Class A Subordinate Voting Shares and Class B Shares, each voting as a separate class. Where our Corporate Constitution (and any other provisions of our restated articles of incorporation) requires the approval of the holders of our Class A Subordinate Voting Shares, voting as a separate class, such approval must be by a majority of the votes cast at a meeting of such holders, other than the votes attaching to any Class A Subordinate Voting Shares beneficially owned (directly or indirectly) by Magna or any of its affiliates, or by any person who, by agreement, is acting jointly with Magna or such affiliates, or over which Magna, any of its affiliates or any such person exercises direct or indirect control or direction. These limitations do not apply to any other holder of our Class A Subordinate Voting Shares.

        The terms "Pre-Tax Profits", "Employee Pre-Tax Profits Before Profit Sharing", "After-Tax Profits", "Unrelated Business", "Available Equity", "Social Objectives", "Pre-Tax Profits Before Profit Sharing", "Corporate Management" and "Executive Management" as used in the following discussion have the respective meanings prescribed in our Corporate Constitution.

BOARD OF DIRECTORS

        Our Corporate Constitution provides that a majority of the members of our Board shall be individuals who are not our officers or employees, nor persons related to such persons, and that a minimum of two directors shall be individuals who are not our officers or employees or officers or employees of any of our affiliates (including Magna), or directors of any of our affiliates (including Magna), nor persons related to any such officers, employees or directors.

AFFILIATION AGREEMENT

        Our Corporate Constitution provides that the Affiliation Agreement between us and Magna shall not be amended to increase the annual affiliation fee payable to Magna. See "ITEM 9. OTHER FACTORS — CONTROL OF TESMA AND RELATIONSHIP WITH MAGNA — Affiliation Agreement".

REQUIRED ALLOCATIONS

        Our Corporate Constitution requires that a significant portion of our Pre-Tax Profits be distributed or used for certain purposes, as described below.

  Tesma EPSP

        Our Corporate Constitution requires that 10% of our Employee Pre-Tax Profits Before Profit Sharing for each fiscal year be allocated to the Tesma EPSP and/or otherwise be distributed to our employees who do not participate in an employee equity participation and profit sharing program and who do not receive management incentive bonuses, during such year or in the immediately following fiscal year. See ITEM 3. NARRATIVE DESCRIPTION OF THE BUSINESS — HUMAN RESOURCES — Employee Equity Participation and Profit Sharing Program".

  Dividends

        The Corporate Constitution provides that holders of our Class A Subordinate Voting Shares and Class B Shares are be entitled to receive, and we shall pay, as and when declared by our Board out of funds properly applicable for the payment of dividends, non-cumulative dividends in respect of each fiscal year so that the aggregate of the dividends paid or payable in respect of such year is at least equal to the greater of: (i) 10% of our After-Tax Profits for such fiscal year (after providing for any preference or preferred share dividends, if any); and (ii) an amount which, when added to the aggregate of the dividends paid on our Class A Subordinate Voting Shares and Class B Shares in respect of the two immediately preceding fiscal years, equals 20% of the aggregate of our After-Tax Profits (after providing for any preference or preferred share dividends, if any) for such fiscal year and the two preceding fiscal years. A dividend is deemed to be paid in respect of the fiscal quarter immediately preceding the fiscal quarter in which such dividend is declared. However, our Board may specify that any dividend be deemed to be paid in respect of the fiscal quarter in which it is declared or in respect of any future fiscal quarter. See "ITEM 5. SELECTED CONSOLIDATED FINANCIAL INFORMATION — DIVIDENDS".

  Research and Development

        Our Corporate Constitution requires that a minimum of 7% of our Pre-Tax Profits be allocated to research and development during such fiscal year or during the immediately following fiscal year. See "ITEM 3. NARRATIVE DESCRIPTION OF THE BUSINESS — TECHNOLOGY — Research and Development".

AUTHORIZED SHARE CAPITAL

        Our Corporate Constitution prohibits any increase in the maximum number of authorized shares of any class and the creation of any new class or series of shares having voting rights (other than on default of payment of dividends) or having rights to participate in our profits (other than shares convertible into existing classes of shares or a class or series of shares having fixed dividends or dividends determined without regard to profits).

BUSINESS INVESTMENTS

        Our Corporate Constitution prohibits us from making an investment (whether directly or indirectly, by means of certain loans or guarantees or otherwise) in any Unrelated Business, where such investment, together with the aggregate of all other investments in Unrelated Businesses on the date of investment, exceeds 20% of our Available Equity at the end of the fiscal quarter immediately preceding the date of the investment.

SOCIAL OBJECTIVES

        Pursuant to our Corporate Constitution, a maximum of 2% of our Pre-Tax Profits shall be allocated to the promotion of Social Objectives during such fiscal year or the immediately following fiscal year.

        Under the terms of a Social Fee Agreement between us and Magna, we pay Magna a fee based on 1.5% of our Pre-Tax Profits as a contribution to social and charitable programs coordinated by Magna on behalf of itself and its affiliates, including us. See "ITEM 9. OTHER FACTORS — CONTROL OF TESMA AND RELATIONSHIP WITH MAGNA".

INCENTIVE BONUSES

        Our Corporate Constitution provides that the incentive bonuses paid or payable to Corporate Management in respect of each fiscal year shall not, in the aggregate, exceed 6% of our Pre-Tax Profits Before Profit Sharing for such fiscal year. Executive Management, with the approval of our Board, has the right to allocate the amount to be paid to individuals within Corporate Management as well as to determine the timing and manner (whether by cash, shares or otherwise) of payment. See "ITEM 3. NARRATIVE DESCRIPTION OF THE BUSINESS — HUMAN RESOURCES — Management Incentive Compensation".

ITEM 9. OTHER FACTORS

        The automotive industry in which we compete and the powertrain components supply business we conduct are subject to a number of risks, assumptions, uncertainties and other factors. In order to better appreciate these risks, assumptions, uncertainties and other factors, the following discussion should be considered by persons reading this Annual Information Form (in addition to the other information contained in this Annual Information Form).

AUTOMOTIVE INDUSTRY

        Our automotive operations are directly related to levels of global automotive production. The automotive industry is cyclical and sensitive to changes in certain economic conditions, including the level of real interest rates and consumer demand. OEMs are susceptible to significant declines in production volumes as a result of rising interest rates, general economic downturns, weakened consumer and business confidence, rising personal debt levels, higher vehicle prices and operating costs, industry specific issues (including the effects of off-lease "nearly new" used vehicles and the acceleration or elimination of purchase or leasing incentives), rising fuel prices or general fuel unavailability, legislative changes and other government intervention in the marketplace, emissions and other environmental concerns, fuel economy and safety issues, labour disruptions, trade and/or tariff issues or other factors.

        A recession in North America or an economic slowdown in Europe or Asia could significantly affect consumer demand and confidence and negatively affect vehicle sales and production levels. It is impossible for us to predict the existence, length or severity of any economic downturn or recession. However, any significant and prolonged decline in automotive production in either of our principal North American or European markets will significantly lower, and could substantially eliminate, our profits.

        Our reliance on our OEM customers makes us susceptible to other risks generally applicable to industry participants, including the extent of OEM outsourcing. The extent of OEM outsourcing is dependent on a number of factors, including the cost, quality and timeliness of external production relative to in-house production by OEMs, relative technological capability, the degree of availability and unutilized capacity or resources at OEM manufacturing facilities, OEM collective bargaining agreement provisions, OEM labour relations issues and other factors. Any significant decline in OEM production volumes or increase in insourcing of any major production contracts as a result of any of the factors described above could have an adverse effect on us.

        Additionally, alternative materials (such as aluminum and plastics) have the potential to replace automotive parts which have been or are currently made of steel, due, in part, to an attempt by OEMs to reduce the weight of vehicles. Any substantial increase in the use of such alternative materials would likely have an adverse effect on us, as our business is primarily focused on the manufacture of steel automotive components, assemblies, modules and systems. While we manufacture a number of products using aluminum die and gravity mould casting technologies, competitors with similar capabilities in the industry may be larger and/or have greater resources than we do. We are unable to predict future trends relating to the use of such alternative materials. See "ITEM 3. NARRATIVE DESCRIPTION OF THE BUSINESS — OPERATIONS OVERVIEW".

PRICING CONCESSIONS AND COST ABSORPTIONS

        We have in the past entered into, and continue to enter into, long-term supply arrangements with OEMs which provide, among other things, for pricing concessions over the supply term. These concessions have, to date, been largely offset by cost reductions arising principally from process and product improvements and price reductions from our suppliers. However, we are currently experiencing increasing pressure for pricing concessions from certain of our OEM customers which we may not be able to offset by such traditional cost reduction methods, even though these price concessions have not been material to date. In addition, our customers are expected to use various electronic commerce initiatives such as Covisint, an e-business exchange providing product development, procurement and supply chain tools to the automotive industry, as well as Internet-based auctions, in order to further reduce their costs. These e-commerce initiatives are still in the early stages of implementation and their full effect on the prices of the products and services we sell to OEMs and/or on the costs of the products and services we obtain from our suppliers is uncertain. While we believe that we are and will remain competitive, there can be no assurance that we will continue to remain successful in offsetting pricing concessions agreed to from time to time with OEMs. To the extent that such pricing concessions are not offset through cost reductions, our profit margins would be adversely affected.

        We are also under increasing pressure to absorb or defer the recovery of engineering costs related to product design, tooling costs and other items previously paid for directly by our OEM customers, and may not be able to pass on fully to such customers price increases from our own suppliers. In particular, some OEMs periodically request that suppliers pay for engineering, design and/or tooling costs that are incurred up to the start of production and recover these costs through increases to the unit price of the particular products supplied. If estimated production volumes are not achieved, the engineering, design and/or tooling costs incurred by us may not be fully recovered. Similarly, future pricing pressures from our customers could also reduce the amount of the amortized costs otherwise recoverable in the unit price of our products. Although these factors have not been material to us to date, they could have an adverse effect on our future profitability.

PRODUCT WARRANTY, RECALL AND PRODUCT LIABILITY COSTS

        OEMs are increasingly requesting their suppliers to bear the costs of the repair and replacement of defective products which are either covered under the particular OEM's warranty programs or under vehicle recall campaigns and which were improperly designed, manufactured or assembled by their suppliers. To the extent not covered by available recall insurance, the obligation to repair or replace such parts could have an adverse effect on our operations and financial condition. We are also subject to the risk of exposure to product liability claims in the event that the failure of our products results in bodily injury and/or property damage, and may experience material product liability losses and/or significant costs to defend such claims.

        We currently have product liability coverage under Magna's insurance policies which will continue until August 2003, subject to renewal on an annual basis. In addition, our European operations maintain product recall insurance, which is required by law in certain jurisdictions. However, no assurance can be given that our insurance coverage will be adequate for any liabilities we may incur. Furthermore, we cannot predict that our insurance coverage will continue to be available to us at premiums and on other terms acceptable to us. A successful claim brought against us in excess of available insurance coverage limits could have a material adverse effect on our operations and financial condition.

DEPENDENCE ON NEW AND REDESIGNED PRODUCT INTRODUCTIONS
BY CUSTOMERS AND TECHNOLOGY IMPROVEMENTS

        We principally compete for new business when our customers begin the design and development of new products, as well as when such customers commence the redesign of their existing products. New product development by our customers generally begins two to five years prior to full-scale production, and product redesign initiatives by customers typically involve long lead times as well. The product life cycle of engines and transmissions is relatively longer than other automotive systems. To the extent that we are unable to obtain significant new business in the future, the relatively longer product life cycle of engine and transmission systems (which are the primary focus of our operations) will cause a greater negative impact on our financial condition than would be the case for businesses that concentrate on other automotive systems.

        Our ability to continue to meet customer specifications in respect of performance, cost, quality, delivery and service will be increasingly dependent upon our ability to continuously improve and sustain the competitive technological advantages that we believe we currently enjoy. It is our strategy to continue to develop and expand our product and processing capabilities, such that maintain these competitive advantages. These focused efforts may require additional expenditures and investment in the areas of research and development, engineering and design, manufacturing, product testing and information systems. There can be no assurance that we will be successful in these efforts or that we will have the resources available to meet these continuing challenges. Our failure to improve continuously and to sustain our competitive technological advantages could have an adverse effect on our financial condition.

        In addition, changes in customer needs, competitive technologies or regulatory or industry requirements may render some of our products obsolete or non-compliant. Our ability to anticipate or respond to changes in such customer, technology, regulatory or industry requirements and to successfully develop and introduce new and enhanced products on a cost effective and timely basis will be a significant factor in our ability to grow and to remain competitive. We may not be able to anticipate or achieve the technological advances necessary for, or to comply with regulatory or industry requirements in a manner which will allow, us to remain competitive and prevent our products from becoming obsolete or non-compliant. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly. Any of these factors could have an adverse effect on our business prospects and financial condition.

COMPETITION

        We face numerous sources of competition, including our OEM customers and their related manufacturing organizations, other OEM suppliers and manufacturers of product alternatives. Some of our competitors are larger and may have access to greater resources than we do, but we believe that no competitor is dominant in the product lines in which we compete. However, there can be no assurance that we will be able to continue to compete successfully with our existing competitors or that we will be able to compete successfully with new competitors. See "ITEM 3. NARRATIVE DESCRIPTION OF THE BUSINESS — COMPETITIVE CONDITIONS".

RELIANCE ON MAJOR CUSTOMERS

        Approximately 76% of our fiscal 2002 consolidated sales (same percentage in fiscal 2001) were to four OEMs and their respective operating divisions and subsidiaries. Accordingly, the loss of GM, Ford, DaimlerChrysler or Volkswagen, or any other significant OEM customer, as our customer, or the delay or cancellation of any orders from, or design, development, engineering or production projects at, any such customers could have an adverse effect on our financial condition.

PRODUCTION VOLUMES

        Our future business will involve the design and supply of components, assemblies, modules and systems currently in production, as well as contracts awarded or to be awarded to us for production to commence at future dates. Contract volumes for components not yet in production are based on customer estimates of their own future production levels by vehicle body or engine or transmission type, and actual production volumes may vary significantly from such estimates or be delayed or canceled, often without any required compensation to us. We do not typically rely solely on customer estimates, but re-evaluate such estimates based on our own assessment of future production levels by vehicle body or engine or transmission type. For components, assemblies, modules and systems currently under production, we are typically not in a position to request price increases if actual production volumes are less than the production estimates used during the quotation stage.

        Consistent with usual industry practice, we consider awarded business as existing for the life of the particular vehicle, engine or transmission program for planning and capacity allocation purposes. The contracts that we enter into with many of our customers are to supply the customer's requirements for all the engines or transmissions of a particular type actually produced, rather than for a specified quantity of products. However, there is no minimum unit purchase "guarantee" from the customer and firm orders for us consist only of customer orders to release shipments of components, assemblies, modules or systems which typically represent approximately three to six weeks' supply of products. In addition, delays or extended "ramp-ups" associated with the launch of new production facilities and programs may also result in production level variances. To the extent estimated production volumes are not attained, our production economies expected at the time of quotation may not be realized and engineering, design, tooling or other capital costs incurred by us may not be fully recovered.

CURRENCY EXPOSURE

        Although our financial results are reported in Canadian dollars, a material portion of our sales and operating costs are denominated in euros, U.S. dollars, Korean won or other currencies. To the extent that our manufacturing facilities may, from time to time, make commitments to sell their products in currencies different from the currency required to pay for the necessary labour, materials and equipment to perform sales contracts, any significant long-term fluctuations in relative currency values could adversely affect our results of operations. In particular, our results of operations may be adversely affected by a strengthening of the Canadian dollar against the U.S. dollar, the euro or other currencies in which we generate revenues or incur expenses. We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure and to reduce the impact of currency fluctuations on our profit margins. The amounts and timing of the foreign exchange forward contracts are dependent upon a number of factors, including anticipated production volumes and delivery schedules, customer payment dates and product costs payable in foreign currencies. However, there can be no assurance that these foreign exchange forward contracts will be effective hedges (for example, if projected net foreign cash inflows decline significantly) or that our counterparties on such contracts will not default thereunder.

        In addition, we do not hedge the business activities of self-sustaining foreign subsidiaries, and accordingly, our results of operations could be further affected by a significant change in the relative values of the Canadian dollar versus the U.S. dollar, the euro or the Korean won.

ENVIRONMENTAL MATTERS

        We are subject to a wide range of environmental laws and regulations imposed by governmental authorities relating to air emissions, soil and ground water quality, wastewater discharge, waste management and the storage of hazardous substances. These environmental laws and regulations are complex, change frequently and may become more stringent and expansive over time. To the extent that we may not be in material compliance with all such laws and regulations, we may incur substantial environmental compliance costs or liabilities in the future.

        To date, environmental laws and regulations have not had a material adverse effect on our operations or financial condition. We have made, and anticipate continuing to make, significant expenditures for environmental matters. We regularly assess the work and costs required to address environmental matters, but we are not able to predict the future costs (whether material or not) which may be incurred to meet environmental obligations. See "ITEM 3. NARRATIVE DESCRIPTION OF THE BUSINESS — ENVIRONMENTAL MATTERS".

NEW FACILITIES

        From time to time, we may increase our production capacity through the construction of new manufacturing facilities or the expansion of existing facilities. New or expanded facilities may be required to accommodate the award of new business or to facilitate the introduction of new manufacturing processes or technologies. However, the construction of new facilities or the expansion of existing facilities involves a number of areas of operational and financial risks. For example, construction delays associated with poor weather, labour disruptions, costs overruns, shortages of construction materials and delays associated with the installation, testing and start-up of new production equipment or manufacturing processes could have a significant adverse effect on our financial condition or production capabilities.

        Since new or expanded facilities may be constructed to accommodate the launch of new customer production programs, the added complexity associated with new program launches can increase this risk. Any delays which impair an OEM's ability to launch a new vehicle type or engine or transmission program could negatively impact our customer relationships and expose us to reimbursement claims from the OEM for costs arising out of such delays, which could have a material adverse effect on our operations and future profitability. Similarly, delays in program launches attributable to an OEM or its other suppliers, as well as delays in the construction of their facilities, could have a significant adverse financial effect on us.

GOVERNMENT REGULATIONS

        There can be no assurance that a change in the current regulatory environment would not adversely affect our operations. Our operations could be adversely affected by changes in tariffs and duties imposed on our products, as well as tighter border controls resulting from heightened security measures.

AVAILABILITY OF FINANCING

        At some point in the future, we may need to raise additional funds to refinance existing credit facilities or to take advantage of growth opportunities. There can be no assurance that additional debt or equity financing will be available on commercially reasonable terms, if at all. If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of growth opportunities, develop new products and processes or otherwise respond to competitive pressures.

CONTROL OF TESMA AND RELATIONSHIP WITH MAGNA

        The Stronach Trust controls Magna through its right to direct the votes attached to a sufficient number of the class B shares of Magna which carry a majority of the votes attaching to all outstanding voting shares of Magna. Mr. Frank Stronach, the founder and the chairman of Magna, together with three other members of his family (including Ms. Belinda Stronach, our Chairman and the President, Chief Executive Officer and a director of Magna), are the trustees of the Stronach Trust. Mr. Stronach and Ms. Stronach are also two of the members of the class of potential beneficiaries of the Stronach Trust.

        The relationship between us and Magna is not "arm's length". As at October 28, 2002, Magna, through its direct and indirect ownership of 100% of our outstanding Class B Shares, controlled approximately 88.7% of the total votes attaching to all our outstanding Class A Subordinate Voting Shares and Class B Shares. Accordingly, Magna is able to elect all directors on our Board (subject to the "independent director" requirements contained in our Corporate Constitution, see "ITEM 8. CORPORATE CONSTITUTION — BOARD OF DIRECTORS"), and effectively controls us. In addition, subject to our Corporate Constitution, the fiduciary duty of our directors to act in our best interests and other applicable law, Magna is able to cause us to effect certain corporate transactions without the consent of our minority shareholders and to control the amount and timing of dividend payments. In addition, Magna will be able to cause or prevent a change in control of us, although Magna has advised that it currently intends to retain such voting control.

        In certain cases, the interests of Magna may not be the same as those of the other holders of our shares, and conflicts of interest may arise. While holders of our Class A Subordinate Voting Shares and Magna, as the sole direct and indirect holder of our Class B Shares, will receive dividends equally share for share, Magna will also receive the affiliation fee under the Affiliation Agreement. See "— Affiliation Agreement" below. As the affiliation fee is based on our annual sales revenues, Magna may prefer to see an increase in such sales revenues even at the expense of our operating profits. In addition, the Affiliation Agreement may be amended or terminated at any time by Magna acting individually and through its control of us, subject to approval by a majority of the independent directors of our Board. Under applicable corporate law, Magna, in its capacity as a holder of our shares, does not owe a fiduciary duty to us or any other shareholder.

        Although there is currently limited product competition between us, Magna and Magna's other affiliates (including Magna Steyr), Magna or its other affiliates may supply products or use manufacturing processes similar to those used by us. In addition, to the extent that we, Magna, or Magna's other affiliates develop new products or processes or enter into new businesses or markets, competition between us and Magna or such other affiliates may increase. There is no agreement between us and Magna to deal with potential conflicts of interest that may arise as a result of such competition or the allocation of corporate opportunities between us and Magna in the event of a conflict. We believe, as does Magna, that such opportunities are most appropriately reviewed and dealt with on a case-by-case basis after considering all relevant issues, including the cost-effective allocation of available resources, the availability of production capacities and the requests of customers. It is possible, however, that after a review of the relevant issues, corporate opportunities may be allocated to Magna or its other affiliates rather than to us. To the extent that such opportunities may be significant, our financial prospects could be adversely affected. Although Magna currently allows unrestricted competition among its affiliates (including us), Magna nevertheless could intensify such competition at our expense or could limit our entry into new businesses.

        Notwithstanding our relationship with Magna, our Corporate Constitution provides that a minimum of two directors on our Board must be individuals who are not our officers or employees or any of our affiliates (including Magna), or directors of any of our affiliates (including Magna), or persons related to any such officers, employees or directors, and that a majority of the directors on our Board must be individuals who are not our officers or employees or persons who are related to such persons. Currently, four of the seven directors on our Board are not (and are not related to) an officer or employee of ours or officers, employees or directors of our affiliates (including Magna). See "ITEM 8. CORPORATE CONSTITUTION —
BOARD OF DIRECTORS". Policies of applicable Canadian securities regulatory authorities recommend that issuers involved in a "related party transaction" have such transaction approved by a special committee of directors consisting only of directors who are independent from the interested party and, in certain circumstances, require approval of such transaction by a majority of disinterested shareholders. We have previously constituted such special committees of independent directors, and intend to continue to do so in appropriate circumstances.

  Affiliation Agreement

        We are a party to an Affiliation Agreement with Magna which formalizes certain aspects of our relationship and which continues to substantially reflect the arrangements adhered to by Magna and us (including by our predecessor corporations) since September 1, 1988. Pursuant to the Affiliation Agreement, Magna provides us with:

  •
  access to its senior management;

  •
  representation on our Board;

  •
  details of new management techniques and incentive programs;

  •
  Magna-wide marketing and market research materials, joint consultation with respect to future research and development and marketing efforts; and

  •
  a non-exclusive, world-wide license to use trademarks which identify Magna (and its products, services and activities) in order to identify us (and our products, services and activities) as being affiliated with Magna, in return for an affiliation fee calculated on the basis of 1.0% of our consolidated net sales. Pursuant to our Corporate Constitution, the affiliation fee may not be increased without the prior approval of the holders of our Class A Subordinate Voting Shares and the holders of our Class B Shares, each voting as a separate class. Any Class A Subordinate Voting Shares held, controlled or directed by Magna or by persons who, by agreement, are acting jointly with Magna (either directly or indirectly) are required to be excluded from the class vote. See "ITEM 8. CORPORATE CONSTITUTION —
AFFILIATION AGREEMENT".

        Under the Affiliation Agreement, Magna has the right to obtain non-exclusive licenses under our present and future patents, upon normal commercial terms, to utilize any such patent in a field of operation or area of use not intended to be utilized by us and in respect of products which do not compete with products produced by us. Subject to Magna's discretion to license any new technology or intellectual property developed by Magna to any of Magna's subsidiaries, which may or may not include us, we have agreed with Magna to make reasonable commercial efforts to license to the other exclusively, upon normal commercial terms, any new technology or intellectual property developed by either us or Magna.

        The Affiliation Agreement also provides that all programs established by Magna for the general benefit of Magna's employees (other than the Magna employee equity participation and profit sharing program) will be made available to our employees, and that we will pay our pro rata share of the costs of these programs. Specifically, the Affiliation Agreement also provides that we will fund our pro rata share of the cost of Simeon Park, a 100 acre recreational park situated near Toronto, Ontario maintained by Magna for the exclusive use of the employees (and their families) of Magna and its affiliates, including us.

        The Affiliation Agreement, which was due to expire on July 31, 2002, was extended effective August 1, 2002 for a period of seven years and five months ending on December 31, 2009. Under the terms of the extended Affiliation Agreement, affiliation fees payable to Magna will continue to be calculated on the basis of 1.0% of our consolidated net sales. However, the extended Affiliation Agreement provides that there is no affiliation fee payable on the net sales generated from businesses acquired by us in the fiscal year of the acquisition and only 50% of the affiliation fee (i.e. a fee calculated at 0.5% of net sales) is payable in the following year. The full 1.0% affiliation fee is payable by us on net sales from such acquired business in all subsequent fiscal years.

  Social Fee Agreement

        Under the terms of a Social Fee Agreement between us and Magna, we pay Magna a fee based on 1.5% of our Pre-Tax Profits as a contribution to social and charitable programs coordinated by Magna on behalf of itself and its affiliates, including us. This social commitment fee represents partial compliance with our requirement in the Corporate Constitution to allocate a portion of our Pre-Tax Profits for political, patriotic, philanthropic, charitable, educational, scientific, artistic, social or other useful purposes in the communities in which we and our affiliates, including Magna, operate.

        The Social Fee Agreement, which was due to expire on July 31, 2002, was extended effective August 1, 2002, on the same terms, for a period of seven years and five months ending December 31, 2009. See "ITEM 8. CORPORATE CONSTITUTION — SOCIAL OBJECTIVES".

  Magna Services Inc.

        We enter into separate arrangements from time to time with Magna Services Inc. ("ServiceCo"), a wholly-owned subsidiary of Magna, regarding the provision of certain management and administrative services for charges negotiated annually. Currently, the services provided by ServiceCo to us include information technology (WAN infrastructure and support services), administration of the Tesma EPSP, foreign marketing services, finance, treasury and legal support, and management and technology training. We may be dependent on ServiceCo to provide other services in the future. To the extent that such service arrangements are not entered into with ServiceCo for any reason, we may not be able to obtain similar services on comparable terms from third parties.

  Other Transactions

        During fiscal 2002, we embarked on or completed various real estate projects, including the construction of a new transmission components manufacturing facility, expansions at three existing manufacturing facilities and the construction of our new corporate office, all of which were sourced through MI Developments Inc., a wholly-owned subsidiary of Magna.

        Our manufacturing plants buy from and sell products to Magna's plants on an ongoing basis in the normal course of their business and on normal commercial terms. As such, Magna is both a supplier to us and a customer of ours. We also lease various land and buildings used in our operations from Magna and its affiliates.

        In addition, we expect to enter into additional agreements and transactions with Magna and its affiliates in the future, the terms of which will be determined by negotiation at such time. There can be no assurance that agreements or transactions between us and Magna (or its affiliates) have been or will be on the same terms as could be obtained from independent third parties.

ITEM 10. ADDITIONAL INFORMATION

        Additional information, including directors' and officers' compensation and indebtedness, principal holders of our securities, options to purchase securities, interests of insiders in material transactions, shareholder performance review graph, report on corporate governance, the report on executive compensation by our Human Resources and Compensation Committee, and other matters, where applicable, is contained in our management information circular/proxy statement dated October 30, 2002 for our annual meeting of shareholders held on December 5, 2002.

        Any person may obtain copies of the following documents upon request from our Secretary c/o Tesma International Inc., 1000 Tesma Way, Concord, Ontario, L4K 5R8:

  (a)
  if our securities are in the course of a distribution pursuant to preliminary short form prospectus or a short form prospectus which has been filed in respect of such distribution:

  (i)
  one copy of this Annual Information Form;

  (ii)
  one copy of our 2002 Annual Report, which contains the following items:

  a.
  Management's Discussion & Analysis, which is incorporated by reference into this Annual Information Form; and

  b.
  our audited consolidated balance sheets as at July 31, 2002 and 2001 and our audited consolidated statements of income and retired earnings and cash flows for each of the years in the three year period ended July 31, 2002, together with the notes thereto and the accompanying report of our auditors thereon.

    (iii)
    one copy of any of our unaudited interim financial statements subsequent to the audited financial statements for our most recently completed fiscal year;

    (iv)
    one copy of our management information circular/proxy statement in respect of our most recent annual meeting of shareholders; and

    (v)
    one copy of any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

  (b)
  at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that we may require the payment of a reasonable charge if the request is made by a person who is not a holder of our securities.

SCHEDULE "A"

PRINCIPAL SUBSIDIARY ENTITIES

        The following is a list of our principal subsidiary entities as at July 31, 2002 and their respective jurisdictions of incorporation or formation. Parent/subsidiary relationships are identified by indentations. The "percentage interest" column indicates the percentage of all voting securities, and, where applicable, non-voting securities, owned by us or over which we exercise control or direction.

	Percentage Interest (Direct/Indirect)		Jurisdiction of Incorporation/Formation
Litens Automotive Partnership(1)	76.8		Ontario
836112 Ontario Inc.	100.0	(2)	Ontario
Latco AG	100.0	(2)	Switzerland
Atech Vertriebs GmbH	100.0	(2)	Germany
Litens Automotive of America, Inc	100.0	(2)	Delaware
Litens Automotive do Brasil Ltda.	100.0	(2)	Brazil
Litens Automotive (Korea) Inc.	100.0	(2)	South Korea
Litens Holdings (Bermuda) Limited	100.0	(2)	Bermuda
Litens Holdings Verwaltungs GmbH	100.0	(2)	Germany
Litens Holdings GmbH & Co. KG(3)	100.0	(2)	Germany
Litens Automotive GmbH	100.0	(2)	Germany
Litens Automotive Srl	100.0	(2)	Italy
857531 Ontario Inc.	100.0		Ontario
Tesma International (Barbados) Inc.	100.0		Barbados
Tesma International of America, Inc.	100.0		Delaware
Tesma Europa GmbH	100.0		Germany
Tesma Motoren-und Getriebetechnik Ges.m.b.H.	100.0		Austria
HAC Corporation	100.0		South Korea
Eralmetall Verwaltungs GmbH	100.0		Germany
Eralmetall GmbH & Co. KG(4)	100.0		Germany
STT Technologies Inc.	75.0		Ontario

(1)
Litens Automotive Partnership ("LAP") is a partnership between us and two Ontario corporations controlled by members of senior management of LAP which hold the remaining 23.2% partnership interest. Pursuant to the LAP partnership agreement, as amended, a management committee composed of four members oversees and directs the operations and management of LAP. Decisions of the management committee are by majority vote, subject to a requirement for unanimous approval of certain fundamental decisions. Each of us and one of the two management-controlled Ontario corporations ("Z Co.") is entitled to appoint two members of the management committee. We have granted to Z Co. a right of first refusal in respect of our partnership interest in the event we agree to sell such interest to an arm's length third party. In addition, Z Co. has the option to put its interest in LAP to us at any time at a formula price. LAP is operated in accordance with certain of our policies, including principles relating to the participation by senior management in the pre-tax profits of the partnership. Effective August 2, 2002, we transferred our partnership interest in LAP to a wholly-owned subsidiary, 2014332 Ontario Inc., which, as part of such transfer, agreed to be bound by the provisions of the LAP partnership agreement.

(2)
100% owned, directly or indirectly, by Litens Automotive Partnership; our indirect ownership interest is 76.8%.

(3)
Owned 0.1% by Litens Holdings Verwaltungs GmbH and 99.9% by Litens Holdings (Bermuda) Limited.

(4)
Owned 0.3% by Eralmetall Verwaltungs GmbH and 99.7% by us.

        2.    Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended July 31, 2002.

MANAGEMENT'S DISCUSSION & ANALYSIS

        Tesma International Inc. (Tesma or the Company) designs, engineers, tests and manufactures technologically-advanced powertrain (engine, transmission and fuel) components, modules and systems for the global automotive industry. Employing over 4,700 skilled and motivated people in 22 manufacturing and two research facilities located in North America, Europe and Asia, Tesma is leveraging its strong product focus, extensive processing capabilities and established customer relationships to generate industry-leading sales growth and superior financial performance.

        The following management's discussion and analysis of the consolidated operating results and financial position of Tesma for the years ended July 31, 2002 and 2001 (MD&A) should be read in conjunction with the accompanying consolidated financial statements and notes found on pages 33 through 61 of this annual report.

OVERVIEW

        Tesma generated another solid year of revenue growth in fiscal 2002 while maintaining strong profitability. A steady North American automotive market, in particular in the second half of the fiscal year, helped fuel this growth, offset somewhat by a decline in the European market.

        The Company continued to execute its strategy of expanding production of value-added powertrain modules and systems as a full service supplier. During the year, Tesma launched various new programs including alternator decouplers and balance shafts in its Engine Technologies Group, its first North American fuel filler tube assemblies and a new rear axle crossover component in Europe. In addition, over the next few months the Company will be launching its first fuel tank assemblies in Europe, a complex transmission oil pump in North America and various other new transmission, engine and fuel system modules and components.

        Tesma has also been successful in developing business with new customers, evidenced by new supply arrangements with Honda and Nissan achieved during the year and recently awarded business with Hyundai, which the Company views as a strategic customer.

        Tesma's financial position remained strong throughout the year and was improved further by the proceeds of a successful share offering completed in July 2002. Management intends to utilize this financial strength to focus the Company's resources on continued innovation through research and development (R&D), aggressively pursuing opportunities for cost improvements and production efficiencies, and furthering Tesma's presence in the global marketplace through strategic acquisitions and other joint venture arrangements.

BUSINESS ACQUISITIONS

        Effective December 31, 2001, the Company increased its ownership interest in STT Technologies Inc. (STT), a jointly controlled entity, to 75% through the acquisition of an additional 30% interest for nominal cash consideration. The transaction was accounted for using the purchase method. Pursuant to agreements executed concurrent with the purchase, the remaining shareholder of STT has the option to purchase an additional 25% equity ownership interest from the Company at any time prior to August 1, 2004 at a formula price. During the period that the option remains outstanding, the Company and the remaining shareholder each retain the right to nominate one of the two directors of STT.

        As a result of this transaction, Tesma consolidated an additional 30% of the revenues and expenses of STT in its results from the date of acquisition and an additional 30% of STT's assets and liabilities are now included in the Company's consolidated balance sheet at July 31, 2002.

ACCOUNTING CHANGES

        Effective August 1, 2001, the Company adopted the Canadian Institute of Chartered Accountants (CICA) new recommendations under Handbook Section 3062, "Goodwill and Other Intangible Assets". The new rules require non-amortization of existing and future goodwill and intangible assets that meet the criteria for indefinite life. Accordingly, the Company ceased recording goodwill amortization upon adoption of the new standard. Instead, the Company must determine on an annual basis whether the fair value of each reporting unit to which goodwill has been attributed is less than the carrying value of the reporting unit's net assets including goodwill, thus indicating impairment. Any impairments are then recorded as a separate charge against earnings and a reduction of the carrying value of goodwill.

        In accordance with the new recommendations, the Company prospectively applied these new rules without restatement of any comparative periods. However, if retroactively applied, net income attributable to Class A Subordinate Voting and Class B Shares for the comparative years ended July 31, 2001 and July 31, 2000 would increase by $1.7 million and $1.6 million, respectively. Similarly, basic and diluted earnings per Class A Subordinate Voting Share or Class B Share would each have been approximately $0.06 higher in each of the comparative years.

        The Company has performed the required fair value assessments of the reportable segments to which underlying goodwill has been attributed and determined that no charge for impairment of goodwill is required for the year ended July 31, 2002.

RESULTS OF OPERATIONS

Vehicle Volumes
(in millions of units)

			Change
	2002	2001	Units	%
North America	16.4	16.4	unch.	unch.
Europe	16.0	16.8	(0.8)	–5%

        Production volumes in North America increased by 36,000 units, or 0.2%, to 16.4 million units. Among the North American "BigThree", aggressive incentive campaigns were launched earlier in the year fueling demand, especially for General Motors (GM), our largest customer where production volumes for the year were up 4%. In Europe, production volumes for the year approximated 16.0 million units which was down over 800,000 units or 5% compared to 16.8 million units in the prior year.

Sales

	2002	2001	Change
North America	$1,058.9	$948.3	+12%
Europe	253.6	219.7	+15%
Asia	46.4	45.6	+2%
Intersegment	(17.3)	(11.5)

Total external sales	$1,341.6	$1,202.1	+12%

        Consolidated sales in fiscal 2002 increased 12% from fiscal 2001 to a record $1.342 billion. North American sales rose 12%, while sales increased 15% in Europe. This strong growth occurred despite only a nominal increase in North American vehicle production volumes for the year and a softening of the European market which negatively impacted production.

[SALES BY SEGMENT PIE CHART]

        The increase in sales at Tesma's 15 North American manufacturing facilities reflects higher volumes on the Vortec 4200 engine used in GM's SUV family, increased volumes and content on the GM L850 and Line 6 engine programs, Ford's Modular V8 engine program and significant volume increases on various coolant management system programs. In addition, the sales increase reflects higher volumes on the GM 1/2 accumulator cover and stator shaft programs, increased volumes on certain tensioner and alternator decoupler programs, increased exports to Europe and a stronger U.S. dollar, offset by pricing concessions to various OEM customers, and a lower realized exchange rate on euro denominated export sales. North American sales represented 78% of total sales in fiscal 2002, consistent with the prior year.

        Tesma's 5 European manufacturing facilities experienced higher sales in fiscal 2002, despite the decrease in vehicle production in the market. This growth was fueled by a strengthening of the euro relative to the Canadian dollar, which contributed an estimated $13.4 million of the increase. In addition, the sales increase reflects the launch and ramp up of a new rear axle crossover component for DaimlerChrysler, higher tooling sales mainly associated with the upcoming fuel tank program launches for the Volkswagen Group (VW Group) and Volvo and stronger demand for service and aftermarket parts, offset by the decrease in European vehicle production volumes. Europe represented 19% of total sales in fiscal 2002 compared to 18% in the prior year.

        Increased sales at Tesma's 2 South Korean facilities are primarily the result of the ramp up of volumes for an oil adapter for GM and oil pumps for the VW Group, both launched in the fourth quarter of the prior year, and higher demand in the Korean domestic market, offset by slightly lower volumes on the FN oil pump shipped to Ford in the U.S. and a weakening of the Korean won relative to the Canadian dollar. Asian sales represented 3% of total sales in fiscal 2002, down from 4% in the prior year.

        Overall tooling and other sales increased 3% in fiscal 2002 to a record $78.0 million, reflecting Tesma's ongoing involvement in new customer programs, upcoming product launches and the continued expansion of its product offerings in all markets.

        During fiscal 2002, the net impact of fluctuations in foreign currencies increased sales by approximately 1% (a 2% decrease was experienced in fiscal 2001), primarily as a result of the increase in the value of the euro and U.S. dollar relative to the Canadian dollar.

        Sales to North American customers increased 11% to $924.6 million compared to $831.1 million in fiscal 2001, and represented 69% of consolidated sales in fiscal 2002. Tesma's North American content per vehicle increased 13% to over $54 from $48 a year ago due to the specific programs discussed above. Sales to European-based customers grew 14% to $365.2 million compared to $321.5 million in fiscal 2001, and represented 27% of consolidated sales. European content per vehicle increased by approximately 10% to €14 compared to €13 a year ago reflecting the new programs launched for European customers. Sales to Australasian customers increased by 10% to $34.2 million in fiscal 2002 compared to $31.1 million in fiscal 2001, and represented approximately 3% of consolidated sales. The economic environment in South America remained challenging in fiscal 2002 and, as a result, Tesma's sales to customers in this region decreased by 4% to $17.6 million and continue to account for approximately 1% of Tesma's consolidated sales.

        Sales to GM, Ford, DaimlerChrysler and the VW Group, Tesma's four largest customers, were 76% of total sales, consistent with the prior year. GM represented 42% of consolidated sales compared to 40% in fiscal 2001. No single product accounted for more than 10% of Tesma's consolidated sales in fiscal 2002 or 2001. Approximately 12% of Tesma's consolidated sales represented a number of products produced for GM's GENIII engine program, compared to 14% of sales associated with this program in the prior year.

        On a product-line basis, Tesma Engine Technologies sales increased to $920 million compared to $843 million a year ago and accounted for 69% of consolidated sales compared to 70% a year ago. The growth was the result of increased sales of tensioners and decouplers, volume increases in the water pump and die-casting businesses in North America, increased volumes for plastic coolant management products in the North American market and an increase in service and aftermarket sales in Europe.

        Sales of Tesma Transmission Technologies products rose 15% to $328 million from $285 million a year ago and represented 24% of total sales in fiscal 2002, consistent with the prior year. The increase is primarily due to the volume increases for the flow-formed rotating clutch housings for the Allison LCT transmission, the GM 1/2 accumulator and stator shaft programs, and the launch of a reaction shell for GM.

        Tesma Fuel Technologies sales increased by 27% to $94 million from $74 million in fiscal 2001, driven in part by a strengthening euro relative to the Canadian dollar, as a significant portion of this group's operations are located in Europe. Also contributing to the increase were higher tooling sales, primarily associated with the upcoming launches of the stainless steel fuel tank assemblies involving two of the Company's divisions. Tesma Fuel Technologies sales represented 7% of consolidated sales in fiscal 2002 and 6% in fiscal 2001.

[EUROPEAN CONTENT PER VEHICLE GRAPH]	[N.A. CONTENT PER VEHICLE (INCLUDING MEXICO) GRAPH]

Gross Margin

	2002	2001	Change
Sales	$1,341.6	$1,202.1	+12%
Cost of goods sold	1,047.3	931.9	+12%

Gross margin	$294.3	$270.2	+9%

Gross margin percentage	21.9%	22.5%	–3%

        Gross margin as a percentage of sales declined 3% infiscal 2002 to 21.9% compared to 22.5% a year ago. The positive impact of improved operating efficiencies at the Company's North American die-casting facility compared to the prior year (when significant operating and production issues existed), growth in content per vehicle in both North America and Europe and improvements at certain other facilities were more than offset by higher group engineering and development costs, production volume declines in Europe, higher infrastructure and support costs at various facilities preparing for program launches, customer pricing concessions, lower tooling margins in the current year, annual wage increases, continued losses at the Company's German die-casting facility and an increase in R&D spending.

[GROSS MARGIN AS A % OF SALES GRAPH]

        Gross expenditures on R&D in fiscal 2002 were $24.4 million, $5.5 million higher than the prior year. Customer and government funding and tax credits reduced R&D expenses by $6.2 million. Gross spending on R&D amounted to 19% of profit before tax in fiscal 2002 up from 15% in fiscal 2001, exceeding Tesma's Corporate Constitution requirement of investing no less than 7% of profit before tax in R&D.

Income before Income Taxes

	2002	2001	Change
Gross margin	$294.3	$270.2	+9%
less:
Selling, general and administrative	85.3	77.4	+10%
Depreciation and amortization	58.7	51.6	+14%
Interest, net	4.0	1.7	+135%
Affiliation fees and other charges	18.2	15.3	+19%

Income before income taxes	$128.1	$124.2	+3%

        Income before income taxes increased by 3% to $128.1 million in fiscal 2002 compared to $124.2 million in fiscal 2001. The increase in gross margin was partially offset by higher non-cash charges for depreciation, increased affiliation fees and other charges paid to Magna International Inc. (Magna), increased selling, general and administrative (SG&A) costs and interest.

[INCOME BEFORE INCOME TAXES BY SEGMENT PIE CHART]

        Income before income taxes at Tesma's North American operations increased 12% to $116.1 million or 91% of consolidated income before income taxes compared to $103.6 million or 83% in fiscal 2001. Tesma's European operations contributed $10.5 million or 8% of consolidated income before income taxes compared to $17.2 million or 14% a year ago. The Asian and South American operations which include local sales and engineering offices, contributed $1.5 million in income before income taxes in 2002 compared to $3.4 million last year.

        SG&A expenses increased to $85.3 million in fiscal 2002 compared to $77.4 million in fiscal 2001, approximating 6.4% of sales in both years. The higher SG&A expenses in fiscal 2002 primarily resulted from additional personnel hired to further develop the Company's corporate and group structures and to support operations with new program launches, higher expenses at the Company's European operations due to the higher average exchange rates used to translate their SG&A expenses to Canadian dollars, $0.6 million of transaction costs related to the abandoned merger between Tesma and the Magna Steyr Group, severance costs and an increased share of the SG&A expenses of STT. These increases were only partially offset by lower marketing costs, a net recovery of accounts receivable balances previously provided for and higher foreign exchange gains in the current year compared to fiscal 2001 when a foreign exchange translation loss of $3.4 million relating to dividends paid by a foreign subsidiary was realized.

[SG&A AS A % OF SALES GRAPH]

        Depreciation and amortization expense increased by 14% to $58.7 million or 4.4% of sales in fiscal 2002 from $51.6 million or 4.3% of sales in fiscal 2001. The increase resulted from the $220 million of capital asset additions over the past two years incurred to support new business, offset by the elimination of goodwill amortization under the new CICA rules.

        Net interest expense increased to $4.0 million in fiscal 2002 compared to $1.7 million in fiscal 2001 due primarily to lower levels of cash and cash equivalents for the majority of fiscal 2002 resulting in a reduction in the amount of interest income earned.

        Affiliation fees and other charges paid to Magna increased by 19% to $18.2 million in fiscal 2002 compared to $15.3 million in fiscal 2001 and included the following:

  •
  Under an affiliation agreement with Magna, the Company pays an affiliation fee in exchange for, among other things, Magna granting the Company a non-exclusive world-wide licence to use certain Magna trademarks, and Magna providing certain management and administrative services (including utilization of Magna's foreign exchange forward credit facilities, if needed and as available) to the Company. In fiscal 2002, the Company paid $13.4 million under the affiliation agreement, an increase of 12% compared to $12.0 million in fiscal 2001, entirely as a result of the Company's higher sales. The existing affiliation agreement was set to expire on July 31, 2002, however, an extension of this agreement was negotiated with Magna effective August 1, 2002 for a term of seven years and five months expiring on December 31, 2009. Under the terms of the extended agreement, affiliation fees payable to Magna will continue to be calculated as 1% of the Company's consolidated net sales. However, the new agreement provides for a limited moratorium on the sales from acquired businesses in that there will be no affiliation fee payable on net sales generated from acquired businesses in the fiscal year of the acquisition and only 50% of the normal affiliation fee will be payable on such net sales in the following fiscal year. The full affiliation fee will be payable on net sales from acquired businesses in all subsequent years.

  •
  Under the terms of a social fee agreement, the Company pays Magna a social fee of 1.5% of pretax profits. In fiscal 2002, the Company paid $1.9 million which was substantially unchanged from the prior year. This amount represents a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including the Company. The social fee agreement (expiring July 31, 2002) was renewed with Magna, on the same terms, for a period of seven years and five months, expiring December 31, 2009.

  •
  Other specific charges are negotiated annually and are based on the level of benefits or services provided to the Company by Magna Services Inc. (Serviceco), a wholly-owned subsidiary of Magna. Such services include, but are not limited to, information technology (WAN infrastructure and support services), human resources services (including administration of the Employee Equity Participation and Profit Sharing Plan), foreign marketing services, finance, treasury and legal support, management and technology training and an allocated share of the facility and overhead costs dedicated to providing these services. In fiscal 2002, the Company paid $2.9 million, a 107% increase over the $1.4 million paid in fiscal 2001 due in part to a $0.6 million reimbursement of additional costs billed by Serviceco for services provided in fiscal 2001.

42

Net Income and Earnings per Share

	2002	2001	Change
Income before income taxes	$128.1	$124.2	+3%
Income taxes	44.3	35.4	+25%

Net income attributable to Class A Subordinate Voting Shares and Class B Shares	$83.8	$88.8	–6%

Earnings per Class A Subordinate Voting Share or Class B Share
Basic	$2.85	$3.04	–6%
Diluted	$2.81	$3.00	–6%

Average number of shares outstanding (in millions)
Basic	29.5	29.2	+1%
Diluted	29.8	29.6	+1%

        Tesma's effective income tax rate increased to 34.6% in fiscal 2002 compared to 28.5% last year. However, the effective tax rate in fiscal 2001 was significantly impacted by one-time tax recoveries totaling $9.4 million that were realized as part of a tax planning strategy implemented in the fourth quarter of the year. Excluding these tax recoveries (and related foreign exchange translation losses realized), the effective income tax rate in fiscal 2001 was 35.1%.

[DILUTED EPS GRAPH]

        Tesma's net income attributable to Class A Subordinate Voting Shares and Class B Shares decreased by 6% to $83.8 million in fiscal 2002 compared to $88.8 million in fiscal 2001. The tax refund transactions effected in fiscal 2001 increased net income in the prior year by $6.0 million, net of the realized translation losses.

        On a diluted basis, earnings per Class A Subordinate Voting Share or Class B Share decreased 6% to $2.81 from $3.00. Basic earnings per Class A Subordinate Voting Share or Class B Share also decreased by 6% to $2.85 from $3.04 in fiscal 2001. The beneficial impact of the tax refunds on fiscal 2001 basic and diluted earnings per share was $0.21 and $0.20, respectively.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash provided from (used for):	2002	2001	Change
Operating activities	$143.7	$73.5
Investing activities	(122.4)	(99.4)
Financing activities	56.0	(21.6)
Effect of exchange rate changes on cash	3.8	0.1

Net increase (decrease) in cash	$81.1	$(47.4)	+271%

        Cash balances at July 31, 2002, net of bank indebtedness, were $146.7 million compared to $51.0 million a year earlier. The increase was a result of cash provided from operations, proceeds from the issuance of Class A Subordinate Voting Shares through a successful public share offering completed in July 2002 and the exercise of stock options during the year, offset by capital expenditures, investments in non-cash working capital, the payment of dividends and the net repayment of debt.

Operating Activities

	2002	2001	Change
Net income	$83.8	$88.8
Items not involving current cash flows	69.4	45.6

Cash provided from operations	153.2	134.4	+14%
Net change in non-cash working capital	(9.5)	(60.9)

Cash provided from operating activities	$143.7	$73.5	+96%

        Cash provided from operations, before the effect of changes in non-cash working capital, increased by 14% to $153.2 million in fiscal 2002 compared to $134.4 million in fiscal 2001 due to higher non-cash charges, mainly depreciation and future tax provisions. Cash provided from operating activities increased 96% to $143.7 million in fiscal 2002 due to significantly lower incremental investments in accounts receivable and inventory levels combined with increased levels of accounts payable and accruals in the current year compared to decreases in these balances a year ago.

[CASH PROVIDED FROM OPERATIONS GRAPH]

Investing Activities

	2002	2001	Change
Capital asset additions	$(122.0)	$(97.6)	+25%
Increase in other assets	(1.7)	(1.4)
Increased investment in subsidiaries	(0.8)	(0.8)
Proceeds from disposal of capital and other assets	1.5	0.4
Cash and cash equivalents acquired on additional investment in subsidiary	0.6	—

Cash used for investing activities	$(122.4)	$(99.4)	+23%

        Investment spending in fiscal 2002 increased by 23% to $122.4 million compared to $99.4 million in fiscal 2001. Cash spent on capital assets increased by 25% to $122.0 million compared to $97.6 million last year, and includes $25.3 million invested in real estate consisting of a new Tesma Transmission Technologies manufacturing facility, ongoing and completed expansions at five other manufacturing facilities and the Company's new corporate offices. The balance of capital spending was used primarily for the purchase of manufacturing and assembly line equipment to support new production programs. In both fiscal 2002 and fiscal 2001, the $0.8 million paid on the purchase of subsidiaries relates to earnout payments on the fiscal 1999 Sterling Heights acquisition. The $0.6 million of cash acquired on additional investment in a subsidiary is directly related to the Company's acquisition of the additional 30% equity ownership interest in STT.

        Capital spending in the five-month period ending December 31, 2002 and in calendar 2003 is expected to be in the range of $70 to $80 million and $120 to $130 million, respectively, primarily to support upcoming production contracts and launches. Management expects that cash balances on hand, existing unutilized credit facilities and internally generated funds from operations will be sufficient to meet all planned capital spending requirements for these periods.

[CAPITAL EXPENDITURES GRAPH]

Financing Activities

	2002	2001
Issuance of Class A Subordinate Voting Shares	$98.0	$1.8
Dividends	(18.7)	(18.6)
Decrease in bank indebtedness	(18.3)	(3.4)
Repayments of long-term debt	(5.1)	(9.8)
Issues of long-term debt	0.1	8.8
Surrender of stock options	—	(0.4)

Cash provided from (used for) financing activities	$56.0	$(21.6)

        In July 2002, the Company completed a public offering of 2,850,000 Class A Subordinate Voting Shares at a price of $35.15 per share. Total cash proceeds received on the share issue, net of underwriter fees and other related costs, amounted to $95.8 million. In addition, 182,400 Class A Subordinate Voting Shares were issued on the exercise of stock options for consideration totaling $2.2 million compared to 142,600 shares issued for consideration of $1.8 million in fiscal 2001.

        Tesma's Corporate Constitution requires the payment of dividends of at least 20% of after-tax profits (after providing for any preference share dividends) on a rolling three-year basis. Dividends of $18.7 million ($0.64 per share) were paid on the Class A Subordinate Voting Shares and Class B Shares in fiscal 2002, substantially unchanged from the prior year.

        Funds used to repay advances on operating lines of credit were $18.3 million in fiscal 2002 compared to $3.4 million repaid under the Company's operating lines of credit in fiscal 2001.

        The repayments of long-term debt in fiscal 2002 were all scheduled repayments. Tesma's ratio of long-term debt to total capitalization was a conservative 0.11:1 at the end of fiscal 2002 compared to 0.15:1 at the end of the previous year.

[LONG-TERM DEBT AS A % OF TOTAL CAPITALIZATION PIE CHART]

Financing Resources

        At July 31, 2002, the Company had cash and cash equivalents on hand (net of bank indebtedness) of $146.7 million. In addition, the Company had unused and available credit facilities (excluding facilities available for foreign exchange purposes) approximating $107 million. Of the Company's total long-term debt of $79.6 million, only 6% becomes due and payable in the next 12 months while approximately 86% does not mature until 2006 or later.

Shareholders' Equity

        During fiscal 2002, shareholders' equity increased by 43% or $185.0 million due mainly to an increase in undistributed earnings, the share issue completed in July, stock options exercised and an increase in the value of the currency translation account. As a result, the book value per Class A Subordinate Voting Share or Class B Share increased by 29% to $19.17 as at the 2002 fiscal year-end from $14.84 at the end of the prior year.

        The increase in the cumulative currency translation adjustment account represents the unrealized increase in the value of Tesma's net investment in its foreign subsidiaries resulting primarily from the significant strengthening of the euro compared to the Canadian dollar since July 31, 2001 and the strengthening of the U.S. dollar, Korean won and Swiss franc compared to the Canadian dollar over the same time period.

[BOOK VALUE PER SHARE GRAPH]

FOREIGN CURRENCY ACTIVITIES

        Tesma's operations negotiate sales contracts and purchase materials, equipment and labour generally in the currency of the region in which the operation is located. Tesma's foreign currency cash flows for the purchase of materials and capital equipment denominated in foreign currencies are naturally hedged when contracts to deliver certain products are also denominated in those same foreign currencies. In an effort to manage the remaining exposure, Tesma employs hedging programs primarily through the use of foreign exchange forward contracts that extend through the expected duration of the underlying production programs.

        The amount and timing of forward contracts are dependent upon a number of factors including anticipated production delivery schedules, anticipated customer payment dates and anticipated product costs, which may be paid in foreign currencies. Tesma is exposed to credit risk from the potential default by counterparties on its foreign exchange forward contracts, but mitigates this risk by dealing with only those counterparties considered to be high quality credits. Despite these measures, significant long-term movements in relative currency values could affect Tesma's operating results. In particular, Tesma's results, including the business activities of self-sustaining foreign subsidiaries that are not hedged, may be adversely affected by movements of the Canadian dollar against the euro, the U.S. dollar, the Korean won or the Swiss franc.

OUTLOOK

        Management anticipates that North American automotive production will remain steady for the foreseeable future. For the three months ended July 31, 2002, production increased 6% compared to the same period last year. Production levels during this period were particularly strong at GM, the Company's largest customer, where "zero percent financing" campaigns were extended through July and resulted in inventory levels remaining significantly lower than the prior year. Based on industry production forecasts, management anticipates that volumes for the five-month period ending December 31, 2002 will approximate 7 million units, which is 5% higher than the same period a year ago. In Europe, management expects production volumes to remain weak for the balance of 2002 and remains cautious in its expectations, anticipating production to be substantially unchanged from the same period a year ago. Given these forecasts and Tesma's anticipated product launches and tooling sales, it is expected that the Company's overall revenue growth will be in the range of 10% for the five-month period ending December 31, 2002. Management also remains positive about the long-term prospects for the Company as industry sources indicate continued growth in OEM powertrain production, continued growth in OEM outsourcing and higher consumer usage of vehicles will drive supplier growth over the next decade. This, combined with Tesma's product strategy and focus on costs and production efficiencies, should generate improved profitability going forward.

APPROVED YEAR-END AND REPORTING CURRENCY CHANGES

        The Tesma Board of Directors unanimously approved a change of the Company's year-end to December, commencing December 31, 2002. As a result of this change, Tesma will report results for the five-month period ending December 31, 2002 (the stub period). After the stub period, the annual reporting period for Tesma will be the calendar year. This will enable all stakeholders in the Company to better compare the Company's performance with its peer group in the automotive parts supply industry.

        In addition, the Board also approved a change in the Company's reporting currency to the U.S. dollar effective January 1, 2003.

RISKS AND UNCERTAINTIES (FORWARD-LOOKING STATEMENTS)

        This MD&A contains statements which, to the extent that they are not recitations of historical fact, may constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The words "estimate", "anticipate", "believe", "expect" and similar expressions are intended to identify forward-looking statements. Persons reading this MD&A are cautioned that such statements are only predictions, and that Tesma's actual future results or performance may be materially different.

        Forward-looking information involves certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In the case of Tesma, these factors include, but are not limited to: Tesma's operating and/or financial performance; the ability of the Company to finance its business requirements, including raising required funding as necessary; changes in the various economies in which Tesma operates; Tesma's relationship with Magna International Inc.; fluctuations in interest rates; changes in consumer and business confidence levels; consumers' personal debt levels; vehicle prices; the extent and nature of purchasing or leasing incentive campaigns offered by automotive manufacturers; environmental emission and safety regulations; fuel prices and availability; the continuation and extent of outsourcing by automotive manufacturers; the extent and continued use of steel as a primary material for automotive parts versus alternative materials (such as aluminum and plastics); Tesma's ability to continue to meet customer specifications relating to performance, cost, quality and service; industry cyclicality or seasonality; trade and/or labour issues or disruptions; customer pricing pressures, pricing concessions and cost absorptions; warranty, recall and product liability claims; actual levels of program production volumes by Tesma's customers compared to original expectations, including program cancellations or delays and changes in product mix; Tesma's dependence on certain engine and transmission programs and the market success and consumer acceptance of the vehicles into which such powertrain products are installed; Tesma's relationships with and dependence on certain customers; currency exposure; technological developments by Tesma's competitors; governmental, environmental and regulatory policies and Tesma's ability to anticipate correspond to changes therein; and other changes in the competitive environment in which Tesma operates. For a more detailed discussion of some of these factors, reference is made to the disclosures regarding risks and uncertainties set forth in Tesma's Annual Information Form, Form 40-F and other public filings. Tesma expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

        Tesma's management is responsible for the preparation and presentation of the consolidated financial statements and all information in this Annual Report. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles, and, where appropriate, reflect estimates based upon the judgment of management. Where alternative accounting methods exist, management has selected those that it considered to be the most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management on a basis consistent with the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of Tesma.

        Management is responsible for the development and maintenance of systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable, and that Tesma's assets are appropriately accounted for and adequately safeguarded.

        Tesma's Audit Committee is appointed by the Board of Directors annually and is completely comprised of outside directors. The Committee meets periodically with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent Auditors' Report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

        The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards on behalf of the shareholders of Tesma. The Auditors' Report outlines the nature of their examination and their opinion on Tesma's consolidated financial statements.

        The independent auditors have full and unrestricted access to the Audit Committee.

Toronto, Canada
September 10, 2002

(signed) Anthony E. Dobranowski President & Chief Financial Officer	(signed) James L. Moulds Vice President, Finance & Treasurer

AUDITORS' REPORT

To the Shareholders of Tesma International Inc.

        We have audited the consolidated balance sheets of Tesma International Inc. as at July 31, 2002 and 2001 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three-year period ended July 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2002 in accordance with Canadian generally accepted accounting principles.

(signed)
Toronto, Canada	Ernst &YoungLLP
September 10, 2002	Chartered Accountants

        3.    Consolidated Financial Statements for the fiscal year ended July 31, 2002 (Note 20 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP) and reconciliation to U.S. GAAP.

CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of Presentation

        The consolidated financial statements of Tesma International Inc. and its subsidiary entities (the Company) have been prepared in Canadian dollars following Canadian generally accepted accounting principles (Canadian GAAP). These principles are also in conformity, in all material respects, with accounting principles generally accepted in the United States (U.S. GAAP), except as described in Note 20 to the consolidated financial statements.

(b)  Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiary entities. The Company accounts for its interests in jointly controlled entities using the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated.

(c)  Foreign Exchange

        Assets and liabilities of foreign subsidiaries and investees, all of which are self-sustaining, are translated using the exchange rate in effect at the end of the year and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net equity investment in these foreign subsidiaries and investees are deferred as a separate component of shareholders' equity. The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders' equity are reflected in income when there is a reduction in the Company's investment in these subsidiaries and investees as a result of capital transactions.

        Foreign exchange gains and losses on transactions occurring in a currency different than an operation's functional currency are reflected in income, except for gains and losses on foreign exchange forward contracts used to hedge specific future commitments in foreign currencies. Gains or losses on these contracts are accounted for as a component of the related hedged transaction. Gains or losses on translation of foreign currency long-term monetary liabilities are deferred and amortized over the period to maturity.

(d)  Use of Estimates

        The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

(e)  Cash and Cash Equivalents

        Cash and cash equivalents include cash on account, demand deposits and short-term investments with original maturities of three months or less. Cost approximates fair value.

(f)    Inventories

        Inventories are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

(g)  Capital Assets

        Capital assets are recorded at historical cost, including interest capitalized on capital expenditures in progress, less related investment tax credits and government grants.

        Depreciation is provided on a straight-line basis over the estimated useful lives of capital assets (including those under capital leases) at annual rates of 2 1/2 to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 30% for special purpose equipment.

(h)  Goodwill

        Goodwill represents the excess of the purchase price of the Company's interest in subsidiary entities over the fair value of the underlying net identifiable tangible and intangible assets arising on acquisitions.

        In 2002, the Company adopted the Canadian Institute of Chartered Accountants (CICA) new recommendations under Handbook Section 3062, "Goodwill and Other Intangible Assets" for goodwill and intangible assets. The new rules require non-amortization of existing and future goodwill and intangible assets that meet the criteria for indefinite life and accordingly, the Company ceased recording goodwill amortization effective August 1, 2001. Instead, the Company must determine at least once annually, whether the fair value of each reporting unit to which goodwill has been attributed is less than the carrying value of the reporting unit's net assets including goodwill, thus indicating impairment. Any impairments are then recorded as a separate charge against earnings and a reduction of the carrying value of goodwill.

        In accordance with the new recommendations, the Company prospectively applied these new rules, without restatement of any comparative periods. However, if retroactively applied, net income attributable to Class A Subordinate Voting and Class B Shares for the comparative years ended July 31, 2001 and July 31, 2000 would have been higher by $1.7 million and $1.6 million respectively. Similarly, basic and diluted earnings per Class A Subordinate Voting or Class B Share would each have been approximately $0.06 higher in each of the comparative years.

(i)    Other Assets

        Costs incurred in establishing new facilities which require substantial time to reach commercial production capability are capitalized as deferred preproduction costs. Amortization is provided over periods up to five years from the date commercial production is achieved. No amounts were capitalized during the years ended July 31, 2002 and July 31, 2001.

        The Company accounts for its investments in which it has significant influence on the equity basis.

(j)    Revenue Recognition

        Revenue from the sale of manufactured products is recognized when measurable, upon shipment to, or receipt and acceptance by, customers (depending on contractual terms). Revenues from separately priced engineering services and tooling contracts are recognized primarily on a percentage of completion basis, but in some cases, depending upon the terms of the contract, the completed contract basis may be applied.

        Revenue and cost of sales are presented on a gross basis in the consolidated statements of income when the Company is acting as principal and is subject to the significant risks and rewards of the business. Otherwise, components of revenues and related costs are presented on a net basis.

(k)  Preproduction Costs Related to Long-Term Supply Agreements

        Costs incurred (net of customer subsidies) related to design and engineering, which are reimbursed as part of subsequent related parts production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

        Costs incurred (net of customer subsidies) related to design and development costs for moulds, dies and other tools that the Company does not own (and that will be used in, and reimbursed as part of the piece price amounts for, subsequent related parts production) are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancelable right to use the moulds, dies and other tools during the supply agreement.

(l)    Government Financing

        The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions in which the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are recorded as a reduction of expense at the time the eligible expenses are incurred. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received.

(m)  Research and Development

        The Company carries out various applied research and development (R&D) programs, certain of which are partially or fully funded by governments or by customers of the Company. Funding received is accounted for using the cost reduction approach. Research costs are expensed as incurred. Development costs are expensed as incurred, unless they meet the criteria under generally accepted accounting principles for deferral and amortization.

(n)  Income Taxes

        The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(o)  Stock-Based Compensation

        The Company has two stock-based compensation plans which are described in Note 11. Compensation expense is recorded under the non-employee director share-based compensation plan as described in Note 11(c). No compensation expense is recognized under the incentive stock option plan when stock options are granted to employees or directors, unless they have intrinsic value at the time they are granted. Consideration paid by employees or directors on the exercise of stock options is credited to Class A Subordinate Voting Shares.

(p)  Post Retirement Medical Benefits

        The Company provides a defined benefit post-retirement medical benefits plan covering eligible employees and retirees. The cost of post retirement medical benefits is determined using the projected benefit method prorated based on employment services and is expensed as employment services are rendered. Past service costs which arose upon introduction of the plan are being amortized to income over the employees' expected average remaining service lives.

(q)  Earnings per Class A Subordinate Voting Share or Class B Share

        Basic earnings per Class A Subordinate Voting Share or Class B Share are calculated using the weighted average number of Class A Subordinate Voting Shares outstanding during the year, plus the weighted average number of Class B Shares outstanding during the year.

        Diluted earnings per Class A Subordinate Voting Share or Class B Share are calculated using the treasury stock method for the determination of the dilutive effect of outstanding options. Under this method:

  •
  the exercise of options is assumed at the beginning of the period (or at time of issuance, if later) and Class A Subordinate Voting Shares are assumed to be issued;

  •
  the proceeds from exercise are assumed to be used to purchase Class A Subordinate Voting Shares at the average market price during the period; and

  •
  the incremental number of Class A Subordinate Voting Shares (the difference between the number of Class A Subordinate Voting Shares assumed issued and assumed purchased) is included in the denominator of the diluted earnings-per-share computation.

CONSOLIDATED BALANCE SHEETS

INCORPORATED UNDER THE LAWS OF ONTARIO

As at July 31	Note	2002	2001
(Canadian dollars in thousands)
ASSETS
Current
Cash and cash equivalents		$176,759	$95,703
Accounts receivable	18	198,383	172,803
Inventories	4	105,829	93,735
Future tax assets	8	7,141	9,570
Prepaid expenses and other		12,279	11,091

		500,391	382,902

Capital assets	5,18	429,626	349,008

Goodwill	6	20,774	19,231

Other assets	7	8,603	7,199

		$959,394	$758,340

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	9	$30,053	$44,706
Accounts payable	18	106,316	86,581
Accrued salaries and wages	10	42,128	35,868
Other accrued liabilities	18	36,139	30,178
Income taxes payable	8	7,448	11,019
Future tax liabilities	8	19,368	2,337
Long-term debt due within one year	9	4,420	4,342

		245,872	215,031

Long-term debt	9	75,172	77,221

Future tax liabilities	8	19,144	31,863

Shareholders'equity
Class A Subordinate Voting Shares	11	287,027	187,643
Class B Shares	11	2,583	2,583
Retained earnings		317,579	252,435
Currency translation adjustment	14	12,017	(8,436)

		619,206	434,225

		$959,394	$758,340

Commitments and contingencies (Notes 9, 13 and 19)

See accompanying notes.

On behalf of the Board:

(signed) Belinda Stronach Director	(signed) Manfred Gingl Director

53

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Years ended July 31	Note	2002	2001	2000
(Canadian dollars in thousands, except per share and share figures)
Sales	18	$1,341,616	$1,202,144	$1,127,785

Cost of goods sold	10,18	1,047,294	931,896	857,757
Selling, general and administrative	14,18	85,283	77,414	76,314
Depreciation and amortization	6	58,663	51,646	43,513
Affiliation fees and other charges	18	18,251	15,271	13,343
Interest, net	9,18	4,013	1,697	3,271

Income before income taxes		128,112	124,220	133,587
Income taxes	8	44,272	35,425	48,693

Net income attributable to Class A Subordinate Voting Shares and Class B Shares		83,840	88,795	84,894
Retained earnings, beginning of year		252,435	186,554	120,595
Dividends		(18,696)	(18,552)	(15,712)
Cumulative adjustment for change in accounting policy	8	—	(3,945)	—
Surrender of stock options	11	—	(417)	(3,223)

Retained earnings, end of year		$317,579	$252,435	$186,554

Earnings per Class A Subordinate Voting Share or Class B Share
Basic	12	$2.85	$3.04	$2.95
Diluted	12	$2.81	$3.00	$2.90

Average number of Class A Subordinate Voting Shares and Class B Shares outstanding during the year (in thousands)
Basic	12	29,454	29,214	28,766
Diluted	12	29,829	29,558	29,322

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SIGNIFICANT ACCOUNTING POLICIES

        The significant accounting policies followed by the Company are set out under "Significant Accounting Policies" preceding these consolidated financial statements.

2.    JOINTLY CONTROLLED ENTITIES

        The consolidated financial statements include the Company's proportionate share of the revenues, expenses, assets and liabilities of its jointly controlled entities as follows:

Results of Operations

(Canadian dollars in thousands)	2002	2001	2000
Sales	$433,149	$383,281	$385,099
Cost of goods sold, other expenses and income taxes (i)	385,855	341,805	350,395

Net income, after tax allocation	$47,294	$41,476	$34,704

Financial Position

(Canadian dollars in thousands)	2002	2001
ASSETS
Current assets	$143,831	$133,475
Long-term assets	51,076	29,571

Total assets	$194,907	$163,046

LIABILITIES AND EQUITY
Current liabilities	$60,770	$50,370
Other liabilities	150	—
Loans from partners and shareholders	47,089	26,466
Equity (ii)	86,898	86,210

Total liabilities and equity	$194,907	$163,046

Statements of Cash Flows

(Canadian dollars in thousands)	2002	2001	2000
Cash provided from (used for):
Operating activities	$67,529	$43,290	$51,676
Investing activities (iii)	(21,473)	(7,920)	(8,671)
Financing activities (iv)	(48,619)	(19,694)	(38,504)

	$(2,563)	$15,676	$4,501

(i)
The results of operations for the year ended July 31, 2001 include the benefit of income tax refunds totaling $6.1 million, as outlined in Note 8a(i).

(ii)
Included in equity are undistributed earnings of $79.0 million (2001 — $83.6 million).

(iii)
Included in cash flows from investing activities in the Company's consolidated statements of cash flows as part of the additional investments in subsidiaries is $4.7 million of acquired capital and other assets purchased in the step-up acquisition of one of the jointly controlled entities, as fully described in Note 3.

(iv)
Included in cash flows from financing activities is a net cash distribution to the Company of $51.5 million (2001 — $19.7 million; 2000 — $38.5 million).

        Pursuant to agreements amongst the partners of one of the jointly controlled entities, net income is to be distributed annually to the partners and each partner is required to loan back to the entity approximately 35% of such distribution, unless otherwise determined by the management committee of the entity. No amounts were required to be loaned back during the years ended July 31, 2002, 2001 or 2000. The management committee is responsible for overseeing and directing the operations and management of the entity and is comprised of four members of which the Company is entitled to appoint two. The repayment of this entity's partners' capital of $7.4 million (2001 — $7.4 million) and loans are subject to the approval of the management committee.

        In another jointly controlled entity, shareholders' loans total $30.1 million at July 31, 2002 (2001 — $10.2 million). These loans were interest bearing at the rate of 10% per annum and were repayable on August 1, 2002. Effective August 1, 2002, the terms of these shareholders' loans were amended to adjust the rate of interest to prime plus 2%, payable monthly, with principal repayment due on August 1, 2004.

3.    BUSINESS ACQUISITIONS

Fiscal 2002 Acquisition

        Effective December 31, 2001, the Company completed the acquisition of an additional 30% interest in one of its jointly controlled entities for nominal cash consideration, increasing the Company's ownership to 75%. The transaction was accounted for using the purchase method. The net effect on the Company's balance sheet was a net decrease in working capital of $4.9 million (including cash acquired of $0.6 million), an increase in capital assets of $4.7 million, additional long-term debt acquired of $0.4 million, and an increase in goodwill of $0.6 million. Pursuant to agreements executed on the purchase, the only other remaining shareholder of the jointly controlled entity has the option to purchase an additional 25% equity ownership interest from the Company at any time prior to August 1, 2004 at a formula price. While the option is outstanding, the Company and the remaining shareholder each retain the right to nominate one of the two directors composing the board of directors of this jointly controlled entity.

Acquisitions in Prior Years

        Under the terms of the acquisition of Triam Automotive Corporation (Sterling Heights) in October 1998, the Company agreed to pay an additional amount not to exceed $4 million in respect of the 5 year period commencing February 1, 1998 if Sterling Heights achieves certain predetermined levels of earnings. To date, payments totaling $3.2 million (2001 — $2.4 million) have been made as earnings have exceeded the predetermined levels in each of the first four years.

        Similarly, under the terms of the acquisition of Hanwha Automotive Components Corporation (HACC) in January 1999, the Company agreed to pay additional amounts not to exceed US$2 million in respect of the 4 year period commencing January 1, 1999 equal to 50% of the amount that HACC's adjusted earnings exceed predetermined thresholds. To date, no amounts have been paid or accrued.

4.    INVENTORIES

        Inventories consist of:

(Canadian dollars in thousands)	2002	2001
Raw materials and supplies	$38,295	$34,905
Work-in-process	16,887	16,407
Finished goods	24,943	24,430
Tooling and engineering (i)	25,704	17,993

	$105,829	$93,735

(i)
Tooling and engineering inventory represents costs incurred on separately priced tooling and engineering service contracts in excess of billed and unbilled amounts included in accounts receivable.

5.    CAPITAL ASSETS

      Capital assets consist of:

(Canadian dollars in thousands)	2002	2001
Land	$30,450	$26,657
Buildings	104,415	70,744
Machinery and equipment (i)	510,346	419,508
Capital expenditures in progress (iii)	60,228	46,516

	705,439	563,425
Accumulated depreciation (i), (ii)	275,813	214,417

	$429,626	$349,008

(i)
Machinery and equipment includes $19.6 million (2001 — $17.6 million) for assets under capital leases and accumulated depreciation includes $8.1 million (2001 — $5.3 million) for assets under capital leases.

(ii)
Accumulated depreciation includes $18.3 million (2001 — $13.5 million) for buildings and $257.5 million (2001 — $200.9 million) for machinery and equipment.

(iii)
Capital expenditures in progress include costs incurred to date, including deposits, for machinery and equipment, assembly lines, and facility upgrades and expansions which are still in progress or are not yet in service as at the balance sheet date. Accordingly, depreciation on these assets will commence when the assets are put into use.

6.    GOODWILL

      At July 31, 2002, the Company had consolidated goodwill, recorded at carrying value, totaling $20.8 million (2001 — $19.2 million). As fully described in the Company's Significant Accounting Policies preceding these consolidated financial statements, the new CICA non-amortization and impairment rules for existing goodwill were adopted prospectively and accordingly, the Company ceased recording amortization of goodwill effective August 1, 2001. In 2001, $1.7 million (2000 — $1.6 million) of goodwill amortization was recorded. The ending carrying value of goodwill at July 31, 2001 includes accumulated amortization of $6.8 million.

        During the year, the Company recorded an additional $1.4 million of goodwill on current year acquisitions and earnout provisions associated with prior year acquisitions as described in Note 3.

        During 2002, the Company assessed the fair value of the reportable segments to which the underlying goodwill is attributable and determined that no charge for impairment of goodwill is required for the year ended July 31, 2002.

7.    OTHER ASSETS

        Other assets consist of:

(Canadian dollars in thousands)	2002	2001
Deferred preproduction costs (net of accumulated amortization of $4,680 (2001 — $3,343))	$2,006	$3,343
Long-term receivables	2,228	774
Other	4,369	3,082

	$8,603	$7,199

8.    INCOME TAXES

(a)
Rate Reconciliation

        Effective August 1, 2000, the Company adopted the new recommendations of the CICA for the accounting and disclosure of income taxes. The Company adopted these recommendations prospectively without restating the financial statements of any prior periods. Accordingly, the fiscal 2000 comparative amounts presented were determined using the deferral method of accounting for income taxes.

        The provision for income taxes differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:

	2002	2001	2000
Canadian statutory income tax rate	40.0%	42.9%	44.5%
Manufacturing and processing profits deduction	(6.2)	(8.2)	(8.8)

Expected income tax rate	33.8	34.7	35.7
Tax refunds on profit distributions (i)	—	(7.7)	—
Foreign rate differentials	(0.5)	0.7	0.4
Losses not tax benefited in excess of (less than) losses utilized	1.3	(0.1)	0.4
Other	—	0.9	—

Effective income tax rate	34.6%	28.5%	36.5%

(i)
In 2001, the Company recognized the full benefit of tax refunds totaling $9.4 million on dividends paid, and to be paid, out of two German subsidiaries. The refunds represented the recovery of taxes paid at higher rates in prior years through the payment of dividends before the end of calendar year 2001.

(b)
Provision

        The details of the income tax provision are as follows:

(Canadian dollars in thousands)	2002	2001	2000
Current provision
Canadian federal taxes	$17,329	$21,744	$20,940
Provincial taxes	10,750	11,926	12,528
Foreign taxes	7,872	12,666	10,521

	$35,951	$46,336	$43,989

Future provision (recovery)
Canadian federal taxes	$4,645	$(3,153)	$2,805
Provincial taxes	2,445	(735)	1,715
Foreign taxes	1,231	(7,023)	184

	$8,321	$(10,911)	$4,704

	$44,272	$35,425	$48,693

(c)
Future Provision (Recovery)

        Future income taxes have been provided (recovered) on temporary differences which consist of the following:

(Canadian dollars in thousands)	2002	2001	2000
(Canadian dollars in thousands)
Tax deferred income	$5,383	$(1,080)	$3,763
Tax refunds on profit distributions	3,502	(9,408)	—
Tax depreciation in excess of book depreciation	(151)	459	236
Reduction in enacted tax rates	(670)	—	—
Book amortization of deferred preproduction costs less than tax	(455)	(464)	(477)
Other	712	(418)	1,182

	$8,321	$(10,911)	$4,704

(d)
Future Tax Assets and Liabilities

        Future tax assets and liabilities consist of the following:

(Canadian dollars in thousands)	2002	2001
Future tax assets
Tax refunds on profit distributions	$7,141	$9,570

Current future tax liabilities
Tax depreciation in excess of book depreciation	$1,169	$1,161
Tax deferred income (i)	16,747	—
Net preproduction costs book value in excess of tax value	455	465
Other	997	711

	$19,368	$2,337

Long-term future tax liabilities
Tax depreciation in excess of book depreciation	$15,217	$14,724
Tax deferred income (i)	—	12,635
Net preproduction costs book value in excess of tax value	227	696
Other	3,700	3,808

	$19,144	$31,863

Net future income tax liabilities	$31,371	$24,630

(i)
Due to the Company's announced plans to change its fiscal year end to December effective December 31, 2002, a new effective tax year end for the Company will be triggered for the five-month period ending on that date (the stub period). As a result, certain temporary differences will reverse during this period and the Company will be required to include the amounts in its taxable income for the stub period. Accordingly, the Company has recorded the future tax liabilities associated with these differences as current.

(e)
Taxes Paid

        Income taxes paid in cash were $38.8 million for 2002 (2001 — $46.5 million; 2000 — $31.9 million).

(f)
Loss Carryforwards

        At July 31, 2002, certain subsidiaries of the Company have tax loss carryforwards, in various jurisdictions, of approximately $31.6 million. Of these losses, $25.8 million have no expiry date and $5.8 million expire between 2004 and 2009. The tax benefits of the full $31.6 million of these losses have not been recognized in the consolidated financial statements.

9.    DEBT

(a)
Long-Term Debt

        The Company's long-term debt consists of the following:

(Canadian dollars in thousands)	2002	2001
6.22% Senior Unsecured Notes (Note 9(b))	$60,000	$60,000
Bank term debt (Note 9(c))	14,878	15,123
Obligations under capital leases (Note 9(d))	3,585	5,647
Other	1,129	793

	79,592	81,563
Less amounts due within one year	4,420	4,342

	$75,172	$77,221

(b)
6.22% Senior Unsecured Notes

        The $60-million 6.22% Senior Unsecured Notes (the Notes) are due May 25, 2006. These Notes require the Company to maintain certain covenants.

(c)
Bank Term Debt

        Bank term debt consists of amounts originally denominated in the following currencies or legacy currencies:

(Canadian dollars in thousands)	Final maturity	Weighted average interest rate	2002	2001
Austrian schillings (i)	2003 - 2009	1.95%	$11,191	$11,391
German deutschmarks (ii)	2003 - 2008	6.71%	2,200	2,359
Other	2008	3.80%	1,487	1,373

			$14,878	$15,123

(i)
Austrian Schillings

        Long-term debt of $1.1 million (AS10 million) (2001 — $2.0 million (AS20 million)) is advanced under a total line of $1.1 million. Interest is currently payable at Euribor (Euro Interbank Offered Rate) plus 0.75%. The loan is repayable in equal semi-annual installments and matures July 1, 2003.

        Long-term debt of $0.4 million (AS3.1 million) (2001 — $1.1 million (AS11.7 million)) is advanced under a total line of $0.4 million (2001 — $1.1 million). Interest is payable at a fixed rate of 4.38%. The loan is repayable in equal semi-annual installments and matures December 31, 2003.

        Under a banking arrangement which was conditional on the attainment of certain employment and capital expenditure requirements, only long-term debt of $9.7 million (AS85 million) (2001 — $8.3 million (AS85 million)) has been advanced under potential lines totaling $22.8 million (AS200 million) as conditions required for further funds under this arrangement have not been satisfied. Interest is currently payable at a fixed rate of 1.5%. The loan is repayable in equal semi-annual installments beginning July 1, 2003 and matures January 1, 2009. Effective July 1, 2003 through to maturity, interest is payable at a fixed rate of 2.95%. A portion of the loan is collateralized by land and buildings of certain subsidiaries.

(ii)
German Deutschmarks

        Bank term debt of $2.2 million (DM2.7 million) (2001 — $2.4 million (DM3.4 million)) is advanced under total lines of $2.2 million (2001 — $2.4 million). Interest is currently payable at fixed rates ranging from 3.83% to 7.32%. The principal amounts are repayable at various intervals over the next six years. This debt is collateralized by land, building and specific assets of certain subsidiaries.

(d)
Obligations Under Capital Leases

        Obligations under capital leases consist of amounts originally denominated in the following currencies or legacy currencies:

(Canadian dollars in thousands)	Final maturity	Weighted average interest rate	2002	2001
U.S. dollars (i)	2003 - 2005	7.27%	$2,516	$4,306
German deutschmarks	2006	5.75%	1,029	1,116
Korean won (ii)	2003 - 2004	12.87%	40	225

			$3,585	$5,647

(i)
Interest is payable at floating rates currently ranging from 3.14% to 8.50%. (ii) Interest is payable at fixed rates of 12.80% and 13.00%, respectively.

(e)
Principal Repayments

        Future annual principal repayments on long-term debt are estimated to be as follows for the years ending July 31:

(Canadian dollars in thousands)
2003	$4,420
2004	3,359
2005	3,710
2006	62,184
2007	2,188
Thereafter	3,731

$79,592

(f)
Bank Indebtedness

(i)
The Company has an unsecured $50-million operating line of credit bearing interest at variable rates per annum not exceeding the bank's prime rate of interest. At July 31, 2002, the Company had outstanding letters of credit in the amount of $0.7 million drawn under this line of credit and $49.3 million of this line was unused and available. The Company also has foreign exchange facilities in the amount of $30 million (Note 13(a)).

(ii)
Litens Automotive Partnership (LAP) has an unsecured $15-million operating line of credit bearing interest at variable rates per annum not exceeding the bank's prime rate of interest all of which was unused and available at July 31, 2002. The related credit agreement provides for the maintenance of certain financial ratios. LAP also has a foreign exchange facility in the amount of US$50 million (Note 13(a)). One of LAP's subsidiaries has unsecured demand lines of credit totaling $5.7 million (DM4.0 million and euro 1.6 million) all of which were unused and available at July 31, 2002. Interest is payable at the Euribor plus 1.5% and a negotiated interest rate based on the European Central Bank's (the ECB) leading interest rate.

(iii)
The Company has various operating lines of credit for its European subsidiaries denominated in euros, German deutschmarks and Austrian schillings totaling $29.4 million. As at July 31, 2002, $26.0 million was drawn on these lines while $3.4 million remains unused and available. Interest on the Euro denominated operating line of credit is currently payable at a negotiated interest rate based on the Austrian Control Bank Corporation's interest rate. Interest on German deutschmark denominated operating lines of credit is payable at interest rates negotiated based on the Euribor and the leading interest rates of the ECB. Interest on the lines of credit denominated in Austrian schillings is payable at a fixed rate of 6.4%, floating rates based on the Euribor plus a margin ranging from 0.25% to 0.75% and negotiated interest rates based on the Austrian National Bank interest rate for operating lines of credit. Accounts receivable and certain assets of the related subsidiaries have been pledged as collateral under these lines of credit.

(iv)
HACC has various operating lines of credit denominated primarily in Korean won of $42.2 million (31.4 billion won). As at July 31, 2002, $38.2 million of these lines were unused and available. Interest is payable at variable rates based on prime, prime plus 1.0% to 1.7% and the daily best lending rates, which are adjusted at periodic intervals, currently ranging from 5.85% to 10.0%. Certain assets of this subsidiary have been pledged as collateral under certain of these lines of credit.

(g)
Interest, net

        Net interest expense (income) includes:

(Canadian dollars in thousands)	2002	2001	2000
Interest on long-term debt	$4,641	$4,807	$6,036
Other interest income, net — external	(656)	(3,223)	(2,765)
Interest expense — Magna International Inc. (Magna)	28	113	—

Interest, net	$4,013	$1,697	$3,271

        Net interest paid in cash was $4.0 million for 2002 (2001 — $1.9 million; 2000 — $3.0 million).

10.  POST-RETIREMENT MEDICAL BENEFITS

        The Company provides a post-retirement medical benefits plan covering eligible employees and retirees. Retirees sixty-years of age and older with ten or more years of service are eligible for benefits. In addition, existing retirees as at the date of plan implementation that meet the above criteria are also eligible for benefits. Benefits are capped based on years of service.

        The cost of benefits earned by employees is actuarially determined using the projected benefit method prorated based on service and management's best estimate of compensation increases, retirement ages of employees, future termination levels and expected returns on plan assets.

        The significant actuarial assumptions adopted in measuring the Company's projected benefit obligations are as follows:

Discount rate	6.8%
Rate of compensation increase	4.0%
(a)
Projected Benefit Obligation

        The projected benefit obligation and the net amount included in accrued salaries and wages in the consolidated balance sheets is calculated as follows:

(Canadian dollars in thousands)	2002	2001
Balance, beginning of year	$1,973	$—
Past service obligation arising on plan introduction	—	1,642
Current service costs	220	203
Interest costs on projected benefit obligation	141	128
Actuarial gains and changes in actuarial assumptions	283	—
Benefits paid	(10)	—

Unfunded obligation	2,607	1,973
Unrecognized past service costs	(1,902)	(2,115)
Unrecognized actuarial gains	192	587

Net amount recognized in the consolidated balance sheets	$897	$445

(b)
Net Periodic Cost

        The calculation of the net periodic cost is as follows:

(Canadian dollars in thousands)	2002	2001
Current service costs	$220	$203
Interest costs on projected benefit obligation	141	128
Amortization of past service costs	117	118
Amortization of experience gains	(16)	(4)

	$462	$445

11.  CAPITAL STOCK

(a)
Class A Subordinate Voting Shares and Class B Shares

        Class A Subordinate Voting Shares without par value (unlimited amount authorized) have the following attributes:

  •
  Each share is entitled to one vote per share at all meetings of shareholders.

  •
  Each share shall participate equally as to cash dividends with each Class B Share.

        Class B Shares without par value (unlimited amount authorized) have the following attributes:

  •
  Each share is entitled to 10 votes per share at all meetings of shareholders.

  •
  Each share shall participate equally as to cash dividends with each Class A Subordinate Voting Share.

  •
  Each share may be converted at any time into fully-paid Class A Subordinate Voting Shares on a one-for-one basis.

        In the event that either the Class A Subordinate Voting Shares or the Class B Shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

        Outstanding Class A Subordinate Voting Shares and Class B Shares included in shareholders' equity of the Company consists of:

	Class A Subordinate Voting Shares		Class B Shares
(Canadian dollars in thousands, except number of shares)	Number of shares	Consideration	Number of shares	Consideration
Balance, July 31, 1999	14,367,779	$180,265	14,223,900	$2,583
Issuance of Class A Subordinate Voting Shares to Magna (i)	4,352,644	—
Cancellation of Class A Subordinate Voting Shares (i)	(4,352,644)	—
Exercise of Incentive Stock Options (Note 11(b))	532,000	5,586

Balance, July 31, 2000	14,899,779	185,851	14,223,900	2,583
Exercise of Incentive Stock Options (Note 11(b))	142,600	1,792

Balance, July 31, 2001	15,042,379	187,643	14,223,900	2,583
Issuance of Class A Subordinate Voting Shares through Public Offering (ii)	2,850,000	97,190
Exercise of Incentive Stock Options (Note 11(b))	182,400	2,194

Balance, July 31, 2002	18,074,779	$287,027	14,223,900	$2,583

(i)
On June 19, 2000, the Company completed a series of transactions to assist Magna in a reorganization of its holdings of the Company's Class A Subordinate Voting Shares prior to the sale of these shares by way of a public secondary offering. The Company, through a series of transactions, issued 4,352,644 new Class A Subordinate Voting Shares to Magna in exchange for all outstanding commonshares of Magna's wholly-owned subsidiary, 1422662 Ontario Inc. (1422662), whose only asset was 4,352,644 previously issued Class A Subordinate Voting Shares of the Company. Immediately following this acquisition, 1422662 was wound up into the Company and the 4,352,644 previously issued Class A Subordinate Voting Shares of the Company were cancelled. Magna has indemnified the Company, its officers, directors and other shareholders against any liabilities which may arise in connection with this reorganization.

(ii)
On July 18, 2002, the Company completed a public offering of Class A Subordinate Voting Shares. The details of the proceeds from the offering are as follows:

(Canadian dollars in thousands)
Total proceeds on issue of 2,850,000 shares at $35.15	$100,178
Underwriter's fee	(4,007)
Other expenses of the issue	(398)
Tax savings in respect of the above fee and expenses	1,417

Net proceeds	$97,190

(b)
Incentive Stock Option Plan

        Under the Company's amended and restated Incentive Stock Option Plan, the Company may grant options to purchase Class A Subordinate Voting Shares to present and future officers, directors, other full-time employees or consultants of the Company. The maximum number of shares reserved to be issued for options is 3,000,000 subject to certain adjustments. The number of unoptioned shares available to be reserved at July 31, 2002 was 44,500 (2001 — 44,500). If, at the Company's option, stock options are repurchased from employees or directors, the excess of consideration paid over the exercise price of the stock options cancelled is charged to retained earnings.

        All options granted are for a term not exceeding 10 years from the date of grant. In general, management options vest 20% on the date of the grant and 20% on August 1 of each of the four calendar years following the grant date. However, 70,000 options granted to directors in 2000 vested 50% on the grant date with the remaining 50% vesting on August 1, 2001, and 300,000 options granted to Stronach & Co. (S & Co) vested 16 2/3% on October 25, 2000 and 16 2/3% on each of the following five anniversaries of this date. All options allow the holder to purchase Class A Subordinate Voting Shares at a price equal to or greater than the market price of such shares at the date of the grant.

        The following is a continuity schedule of the options outstanding:

	Number of options	Range of exercise price	Weighted average exercise price	Options exercisable
Balance, July 31, 1999	1,533,000	$10.50 - $22.50	$11.72	1,113,500
Granted	545,500	$19.00 - $26.00	$25.13
Exercised	(532,000)	$10.50	$10.50	(532,000)
Surrendered (i)	(325,000)	$10.50	$10.50	(325,000)
Vested (ii)				436,600

Balance, July 31, 2000	1,221,500	$10.50 - $26.00	$18.56	693,100
Granted (iii)	432,500	$26.45 - $29.40	$27.35
Exercised	(142,600)	$10.50 - $26.00	$12.57	(142,600)
Surrendered (iv)	(73,000)	$10.50 - $26.00	$16.41	(73,000)
Cancelled	(5,000)	$26.00	$26.00	(5,000)
Vested				151,500

Balance, July 31, 2001	1,433,400	$10.50 - $29.40	$21.89	624,000
Exercised	(182,400)	$10.50 - $26.00	$12.03	(182,400)
Vested				240,600

Balance, July 31, 2002	1,251,000	$10.50 –$29.40	$23.33	682,200

(i)
On June 15, 2000, due to the timing of a public offering of the Company's Class A Subordinate Voting Shares, the Human Resources and Compensation Committee (HRC Committee) of the Company asked the then CEO of the Company to consider a proposal to surrender 325,000 vested stock options for the purchase of Class A Subordinate Voting Shares in exchange for a cash payment equal to their intrinsic value. This proposal was presented to the then CEO as an alternative to his stated plans to exercise 325,000 stock options and sell the acquired Class A Subordinate Voting Shares through the public markets. To effect this surrender, the HRC Committee granted 325,000 Stock Appreciation Rights (SARs) in connection with 325,000 previously issued stock options. The then CEO immediately exercised these SARs and surrendered the underlying stock options for proceeds of $5.0 million, resulting in a $3.2 million net charge to retained earnings. A portion of the proceeds on surrender was used to repay indebtedness to the Company of $1.3 million, including accrued interest, and to pay withholding taxes arising on the surrender of the stock options.

(ii)
On June 1, 2000, the vesting date for 125,000 options previously granted to S & Co was accelerated to June 5, 2000 from October 24, 2000, thus allowing S & Co to participate in the June 19, 2000 public offering of Class A Subordinate Voting Shares of the Company by several selling shareholders and thereby providing a more orderly and efficient distribution of S & Co's shares in the public market.

(iii)
On August 31, 2000, a grant of 300,000 options to purchase Class A Subordinate Voting Shares was made to S & Co at an exercise price of $26.45 pursuant to a Consulting Services Agreement as described in Note 18.

(iv)
On January 29, 2001, in connection with the resignation from the Company of a Vice President, the HRC Committee of the Company asked the Vice President to consider a proposal to surrender 73,000 vested stock options for the purchase of Class A Subordinate Voting Shares in exchange for a cash payment equal to their intrinsic value. This proposal was presented to the Vice President as an alternative to his stated plans to exercise 73,000 stock options and sell the acquired Class A Subordinate Voting Shares through the public markets. To effect this surrender, the HRC Committee granted 73,000 SARs in connection with the 73,000 previously issued stock options. The Vice President immediately exercised these SARs and surrendered the underlying stock options for proceeds of $0.6 million, resulting in a $0.4 million net charge to retained earnings. A portion of the proceeds on surrender was used to pay withholding taxes arising on the surrender of the stock options.

        The following table summarizes the significant ranges of outstanding and exercisable options held by directors, officers and employees as of July 31, 2002:

	Options outstanding
	Exercise price	Number of options	Remaining contractual life	Number of options exercisable
	$10.50	114,000	3.0	114,000
	$10.50	60,000	4.0	60,000
	$17.25	65,500	6.0	48,000
	$19.00	57,000	7.0	30,000
	$21.70	10,000	5.0	10,000
	$22.50	60,000	5.0	60,000
	$26.00	452,000	8.0	207,200
	$26.45	300,000	8.0	100,000
	$29.40	132,500	8.0	53,000

		1,251,000		682,200

Weighted average exercise price		$23.33		$21.08

Weighted average remaining contractual life		7.0		6.3

(c)
Non-Employee Director Share-Based Compensation Plan

        Under this plan, established during fiscal 2000, non-employee directors can elect to receive a portion of their annual retainers and other Board-related compensation in the form of deferred share units (DSUs) which are credited to the director's account, and the Company records a liability. The number of DSUs issued is based upon the market value of the Company's shares at each allocation date. One DSU has a cash value equal to the market price of one of the Company's Class A Subordinate Voting Shares. Within a specified time after retirement, non-employee directors receive a cash payment equal to the market value of their DSUs. During 2002, $0.3 million (2001 — $0.2 million) was recorded as compensation expense (including revaluation of the DSUs to their fair values at July 31, 2002) under this plan. At July 31, 2002, there were 23,185 DSUs (2001 — 15,307) having a total value of $0.7 million (2001 — $0.4 million) that were issued and outstanding.

(d)
Maximum Number of Shares

        The following table presents the maximum number of shares that would be outstanding if all the outstanding options at July 31, 2002 were exercised:

Number of shares
Class A Subordinate Voting Shares outstanding at July 31, 2002	18,074,779
Class B Shares outstanding at July 31, 2002	14,223,900
Options to purchase Class A Subordinate Voting Shares	1,251,000

33,549,679

12.  EARNINGS PER CLASS A SUBORDINATE VOTING SHARE OR CLASS B SHARE

        The following table presents the reconciliation from the weighted average number of Class A Subordinate Voting Shares and Class B Shares outstanding to the weighted average number of these shares outstanding on a diluted basis:

(in thousands)	2002	2001	2000
Average number of Class A Subordinate Voting Shares and Class B Shares outstanding during the year	29,454	29,214	28,766
Effect of dilutive securities:
Stock options to purchase Class A Subordinate Voting Shares	375	344	556

Average number of Class A Subordinate Voting Shares and Class B Shares outstanding during the year on a diluted basis	29,829	29,558	29,322

  All options to purchase Class A Subordinate Voting Shares outstanding at July 31, 2002 and July 31, 2001 have been considered in the computation of diluted earnings per Class A Subordinate Voting Share or Class B Share because their impact was dilutive. At July 31, 2000, there were options to purchase 478,000 Class A Subordinate Voting Shares at an exercise price of $26.00 per share that were outstanding and not included in the computation of diluted earnings per Class A Subordinate Voting Share or Class B Share because their impact was anti-dilutive.

13.  FINANCIAL INSTRUMENTS

(a)
Foreign Exchange Contracts and Other Hedging Instruments

(i)
Foreign Currency Hedges

        The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange. The Company, including LAP, utilizes foreign exchange forward contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging a significant portion of its projected foreign currency inflows and outflows, consisting primarily of US dollar and euro denominated contractual commitments to deliver products to the Company's customers or buy products from the Company's suppliers in addition to other anticipated transactions expected to be settled in foreign currencies. The Company does not enter into foreign exchange contracts for speculative purposes.

        As at July 31, 2002, the Company had outstanding foreign exchange forward contracts representing a commitment to sell approximately US$102.1 million and 19.8 million euros, at weighted average rates of exchange of CDN$1.55 and CDN$1.52, respectively, and to buy approximately US$90.3 million and 24.6 million euros at weighted average rates of exchange of CDN$1.47 and CDN$1.41, respectively. These contracts mature over the next five years as follows:

	For Canadian dollars
(Amounts in millions, except rates)	US dollar amount	Weighted average rate	Euro amount	Weighted average rate
2003	US$(46.3)	1.53	€(14.2)	1.51
2003	37.3	1.47	6.5	1.48
2004	(21.6)	1.52	(5.6)	1.54
2004	28.6	1.46	6.9	1.37
2005	(15.0)	1.57	—	—
2005	17.6	1.45	6.9	1.39
2006	(9.6)	1.59	—	—
2006	4.7	1.57	3.9	1.41
2007	(9.6)	1.59	—	—
2007	2.1	1.57	0.4	1.45

	US$(11.8)		€4.8

        The fair values of foreign exchange forward contracts represent an approximation of the amounts the Company would have paid to or received from counterparties to unwind its positions at July 31, 2002. The fair value of the Company's net benefit for all foreign exchange forward contracts at July 31, 2002 was approximately $9.2 million (2001 — $7.5 million). If these contracts ceased to be effective as hedges (i.e., if the related projected cash flows changed significantly), previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign denominated cash flows would be recognized in income at the time this condition was identified.

(ii)
Other Financial Instruments

        The Company, through one of its jointly controlled entities, has outstanding foreign exchange options that require it to sell 4.6 million euros at a weighted average rate of US$0.92. The fair value of these options at July 31, 2002 is approximately $0.5 million lower than the carrying value and due to the fact these options do not qualify as part of an effective hedging relationship, the amount was recorded as a charge against earnings.

        To manage the electricity cost volatility that may arise since the Ontario, Canada hydro electricity market was deregulated in May 2002, the Company entered into a contract to purchase approximately 131,000 mega-watt hours (MWH) of electricity over a three year period at a weighted average rate of $53.80 per MWH. The mark-to-market fair value of this contract at July 31, 2002 was not significant.

(b)
Fair Value

        The Company has determined the estimated values of its financia linstruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

        Short-term financial assets and liabilities, including cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable, accrued liabilities and income taxes payable, are valued at their carrying amounts as presented in the consolidated balance sheets. The carrying values of the amounts are reasonable estimates of fair value due to the short period to maturity of these financial instruments except for the obligation for the post-retirement medical benefits plan for which the actuarially determined obligation exceeds the carrying value by $1.7 million as described in Note 10(a).

        Fair value information is not readily available for the Company's long-term monetary assets included in other assets. However, management believes the market value of these assets approximates their carrying value.

        Rates currently available to the Company for long-term debt with similar terms and remaining maturities have been used to estimate the fair value of the long-term debt which approximates the carrying value for all years, including the $60 million 6.22% Senior Unsecured Notes at July 31, 2002 (2001 — $58.2 million).

        The Company enters into foreign exchange forward contracts to manage foreign currency risk. If the Company did not use forward contracts, its exposure to financial risks would be higher. The Company does not enter into forward contracts for speculative purposes. The fair values of foreign exchange forward contracts represent an approximation of the amounts that the Company would have paid to or received from counterparties to unwind its positions prior to maturity. The fair value of the Company's net benefit for all foreign exchange forward contracts, none of which is recorded, is discussed in Note 13(a).

(c)
Credit Risk

        The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and foreign exchange forward contracts with positive fair values.

        The Company, in the normal course of business, is exposed to credit risk from its customers, all of which are substantially in the automotive industry. These accounts receivable are subject to normal industry credit risks.

        Cash and cash equivalents, which consists of short-term investments, including commercial paper and certified deposits, are only invested in governments and corporations with a minimum credit rating of R1 (low) by the Dominion Bond Rating Service (DBRS) or its equivalent, and in the United States, banks with a Financial Strength Rating of A by Moody's Investors Service or its equivalent. Credit risk is further reduced by limiting the amount which is invested in any one government or corporation.

        The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by generally dealing only with counterparties which are banks with a minimum credit rating of A-2 by Standard & Poor's and which are included on an authorized list of counterparties maintained by the Company. The Company also monitors its relative positions with each counterparty. The maximum credit risk, based on the theoretical amount, term and exchange rates, amounts to approximately $15.4 million. This risk is divided amongst six financial institutions. The Company does not anticipate non-performance of contractual obligations by any of the counterparties.

(d)
Interest Rate Risk

        The following table summarizes the Company's exposure to interest rate risk as at July 31, 2002:

		Fixed interest rate maturing in
(Canadian dollars in thousands)	Floating rate	1 year or less	1 to 5 years	More than 5 years	Non-interest bearing	Total
Financial assets
Cash	$176,759					$176,759
Accounts receivable					$198,383	198,383
Other assets	493	$60	$135		3,089	3,777
Financial liabilities
Bank indebtedness	(30,053)					(30,053)
Accounts payable and all other accrued liabilities and payables					(194,938)	(194,938)
Long-term debt	(3,657)	(2,038)	(72,439)	$(808)	(650)	(79,592)

	$143,542	$(1,978)	$(72,304)	$(808)	$5,884	$74,336

Average fixed rate of long-term debt		3.97%	5.63%	1.50%

14.  CURRENCY TRANSLATION ADJUSTMENT

        The following is a continuity schedule of the currency translation adjustment account included as a separate component of shareholders' equity:

(Canadian dollars in thousands)	2002	2001
Balance, beginning of year	$(8,436)	$(7,783)
Realized translation (gain) loss on the reduction of the net investment in foreign operations	(185)	3,372
Unrealized translation adjustments	20,638	(4,025)

Balance, end of year	$12,017	$(8,436)

        Unrealized translation adjustments, which arise on the translation to Canadian dollars of assets and liabilities of the Company's self-sustaining foreign operations, resulted in an unrealized currency translation gain of $20.6 million (2001 — loss of $4.0 million) primarily from the strengthening of the euro and Korean won against the Canadian dollar, during the year.

        The translation gain of $0.2 million (2001 — $3.4 million loss) realized on the reduction of the net investment in foreign operations was the result of dividend distributions and was recorded in selling, general and administrative expenses.

15.  RESEARCH AND DEVELOPMENT

        Gross R&D expenditures for the year ended July 31, 2002 were $24.4 million (2001 — $18.9 million; 2000 — $19.9 million). These expenditures were partially funded by governments or customers in the amount of $6.2 million (2001 — $6.5 million; 2000 — $5.6 million).

16.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items Not Involving Current Cash Flows

        Items not involving current cash flows consist of:

(Canadian dollars in thousands)	2002	2001	2000
Depreciation and amortization	$58,663	$51,646	$43,513
Future income taxes	8,321	(10,911)	4,704
Realized translation (gains) losses on the reduction of net investment in foreign operations	(185)	3,372	—
Net periodic cost of post-retirement medical benefits plan	462	445	—
Other	2,136	1,036	3,530

	$69,397	$45,588	$51,747

(b)
Net Change In Non-Cash Working Capital

        The net change in non-cash working capital, net of foreign exchange fluctuations, consists of:

(Canadian dollars in thousands)	2002	2001	2000
Accounts receivable	$(24,017)	$(35,906)	$(14,208)
Inventories	(9,403)	(12,357)	(12,239)
Prepaid expenses and other	(1,068)	(448)	(486)
Accounts payable and other accrued liabilities	22,465	(9,571)	18,356
Accrued salaries and wages	4,226	1,150	12,334
Income taxes payable	(1,714)	(3,725)	6,811

	$(9,511)	$(60,857)	$10,568

17.  SEGMENTED INFORMATION

(a)
Operating Segments

        The Company currently operates in one industry segment, the automotive powertrain business, designing and manufacturing parts and assemblies primarily for the automotive OEMs or their Tier I and Tier II powertrain component manufacturers.

        The Company operates internationally and its manufacturing facilities are arranged geographically to match the requirements of the Company's customers in each market. Each manufacturing facility has the capability to offer many different powertrain parts and assemblies as the technological processes employed can be used to make many different parts and assemblies. Additionally, specific marketing and distribution strategies are required in each geographic region.

        The Company currently operates in four geographic segments of which only two are reportable segments. The accounting policies for the segments are the same as those described in Note 1 to the consolidated financial statements and intersegment sales are accounted for at prices which approximate fair value.

        Executive management assesses the performance of each segment based on income before income taxes as the management of income tax expense is centralized.

(Canadian dollars in thousands)	North American Automotive	European Automotive	Other Automotive	Total
July 31, 2002

Total sales	$1,058,852	$253,614	$46,421	$1,358,887
Intersegment sales	(14,844)	(2,427)	—	(17,271)

Sales to external customers	$1,044,008	$251,187	$46,421	$1,341,616

Depreciation and amortization (Note 6)	$44,263	$10,060	$4,340	$58,663

Interest, net	$1,475	$840	$1,698	$4,013

Income before income taxes	$116,126	$10,496	$1,490	$128,112

Capital assets, net (Note 18)	$301,037	$90,101	$38,488	$429,626

Capital asset additions (Note 18)	$93,460	$24,537	$4,036	$122,033

Goodwill, at carrying value (Note 6)	$19,828	$946	$—	$20,774

July 31, 2001

Total sales	$948,336	$219,744	$45,564	$1,213,644
Intersegment sales	(8,725)	(2,775)	—	(11,500)

Sales to external customers	$939,611	$216,969	$45,564	$1,202,144

Depreciation and amortization (Note 6)	$39,024	$8,368	$4,254	$51,646

Interest, net	$454	$(510)	$1,753	$1,697

Income before income taxes	$103,615	$17,174	$3,431	$124,220

Capital assets, net	$250,250	$63,921	$34,837	$349,008

Capital asset additions	$80,211	$15,764	$1,650	$97,625

Goodwill, net (Note 6)	$17,870	$1,361	$—	$19,231

July 31, 2000

Total sales	$883,295	$208,830	$42,748	$1,134,873
Intersegment sales	(4,241)	(2,847)	—	(7,088)

Sales to external customers	$879,054	$205,983	$42,748	$1,127,785

Depreciation and amortization (Note 6)	$31,265	$7,760	$4,488	$43,513

Interest, net	$1,042	$(808)	$3,037	$3,271

Income before income taxes	$116,111	$14,949	$2,527	$133,587

Capital assets, net	$208,393	$55,977	$41,687	$306,057

Capital asset additions	$54,292	$21,018	$6,637	$81,947

Goodwill, net (Note 6)	$17,788	$1,704	$—	$19,492

(b)
Geographic and Customer Information

        The final destination of the Company's sales to its external customers are as follows:

(Canadian dollars in thousands)	2002	2001	2000
Canada	$121,895	$109,775	$97,247
United States	773,967	696,959	660,471
Europe	365,219	321,445	301,838
Other foreign countries	80,535	73,965	68,229

	$1,341,616	$1,202,144	$1,127,785

        In 2002, sales to the Company's four largest customers (including their global subsidiaries) amounted to 42%, 18%, 9% and 7% of total sales (2001 — 40%, 20%, 8% and 8%; 2000 — 38%, 20%, 9% and 8%).

18.  RELATED PARTY TRANSACTIONS

        The Company completed transactions with Magna, the Company's controlling shareholder, and other companies under Magna's control during the year as follows:

(Canadian dollars in thousands)	2002	2001	2000
Sales (i)	$21,072	$15,316	$18,901
Purchases of materials and services (i)	$5,109	$6,960	$5,191
Rental of manufacturing facilities	$1,328	$976	$—
Affiliation fee (ii)	$13,416	$12,022	$11,278
Social fee (iii)	$1,922	$1,863	$1,455
Other specific charges (iv)	$2,913	$1,386	$610
Interest	$28	$113	$—
Construction management fees (v(b))	$2,226	$—	$—

        The outstanding balances related to these transactions at the end of the year are included in the consolidated financial statements as follows:

(Canadian dollars in thousands)	2002	2001
Accounts receivable (i)	$2,484	$3,078
Accounts payable and other accrued liabilities (i)	$6,560	$1,369

(i)
Sales to and purchases from Magna and the resulting accounts receivable and payable balances are typically effected on normal commercial terms.

(ii)
The Company is party to an affiliation agreement with Magna that provides for the payment by the Company of an affiliation fee in exchange for, among other things, Magna granting the Company a non-exclusive world-wide licence to use certain Magna trademarks, and Magna providing certain management and administrative services (including, among other things, utilization of Magna's foreign exchange forward credit facilities, if needed and as available) to the Company. The existing affiliation agreement was set to expire on July 31, 2002; however, an extension of this agreement was negotiated with Magna and became effective August 1, 2002 for a term of seven years and five months expiring on December 31, 2009. Under the terms of the extended agreement, affiliation fees payable to Magna will continue to be calculated as 1% of the Company's consolidated net sales. However, the new agreement provides for a limited moratorium on the sales from acquired businesses, in that there will be no affiliation fee payable on net sales generated from acquired businesses in the fiscal year of the acquisition and only 50% of the normal affiliation fee will be payable on such net sales in the following fiscal year. The full affiliation fee will be payable on net sales from acquired businesses in all the subsequent years.

(iii)
Under the terms of a social fee agreement, the Company pays Magna a social fee of 1.5% of pretax profits as a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including the Company. The social fee agreement (expiring July 31, 2002) was renewed with Magna, on the same terms, for a period of seven years and five months, expiring December 31, 2009.

(iv)
Other specific charges are negotiated annually and are based on the level of benefits or services provided by Magna Services Inc. (Serviceco), a wholly-owned subsidiary of Magna, to the Company. The services that are provided include, but are not limited to: information technology (WAN infrastructure and support services), human resources services, (including administration of the Employee Equity Participation and Profit Sharing Plan), foreign marketing services, finance, treasury and legal support, management and technology training and an allocated share of the facility and overhead costs dedicated to providing these services. During the year, the Company recorded a $0.6 million reimbursement of additional costs billed by Serviceco for other specific services described above that had been provided to the Company in respect of fiscal 2001.

(v)
Other transactions

(a)
Due to the previously announced abandonment of the proposed merger of the Company and the Magna Steyr Group, costs approximating $0.6 million (net of a $2.0 million recovery from Magna pursuant to the merger agreement between the Company and Magna) that had been incurred specifically for the merger transaction were expensed by the Company as part of selling, general and administrative costs.

(b)
During the year, the Company embarked on or completed various real estate projects, including the construction of a new transmission components manufacturing facility, expansions at three other manufacturing facilities and the construction of a new corporate office, which were all sourced through a wholly-owned subsidiary of Magna. For the year, total costs approximating $22.3 million have been billed by this subsidiary for these projects, of which $20.1 million was billed on a cost recovery basis and $2.2 million was billed as construction management fees (including carrying charges).

(c)
During the year, the Company purchased $0.9 million (2001 — $0.4 million) of products and services from, and sold $0.3 million (2001 — $0.2 million) of products and services to, a company owned by the Vice Chairman and CEO of the Company. These transactions were effected on normal commercial terms. At July 31, 2002, $0.2 million was recorded as a net receivable from (2001 — $0.1 million net payable to) this company.

(d)
During the year, the Company purchased $0.1 million (2001 — $nil) of services from firms affiliated with certain members of the Company's Board of Directors.

(e)
During the year, the Company loaned $0.6 million to the Vice Chairman and CEO of the Company with interest at the rate of 4% per annum. The loan and all associated interest was repaid prior to year end.

(f)
Effective October 25, 2000, the Company signed a Consulting Services Agreement (CSA) with S & Co. Under the terms of the CSA, S & Co will provide the Company with various consulting services in continental Europe and in other non-North American countries for a period of six years ending October 25, 2006. In consideration for the consulting services to be provided under the CSA, the Board of Directors granted to S & Co, options to purchase 300,000 Class A Subordinate Voting Shares at an exercise price of $26.45 per share (Note 11(b)(iii)). The general partner of S & Co is the Chairman of the Company's Board of Directors and the Chairman of Magna.

19.  COMMITMENTS AND CONTINGENCIES

(a)
Operating Leases

        The Company had commitments under operating leases requiring future minimum annual rental payments for the years ending July 31 as follows:

(Canadian dollars in thousands)
2003	$7,597
2004	5,780
2005	4,117
2006	3,183
2007	2,453
Thereafter	6,225

$29,355

        Approximately 18% (2001 — 24%) of these lease commitments represent the Company's share of commitments of its proportionately consolidated jointly controlled entities. Approximately 32% (2001 — 18%) of the lease commitments are with related parties.

        For the year ended July 31, 2002, payments under operating leases amounted to approximately $8.0 million (2001 — $6.3 million; 2000 — $5.8 million).

(b)
Purchase Commitments

        The Company has commitments to purchase capital assets of approximately $32.9 million as at July 31, 2002 (2001 — $30.7 million). In addition, as described in Note 13a(ii), in May 2002, the Company entered into a three year contract to purchase specified levels of hydro electricity supply in Ontario during expected peak and non-peak time periods at specified fixed prices. The total commitment remaining under this contract at July 31, 2002 is approximately $6.5 million.

(c)
Corporate Constitution

        The Company's Corporate Constitution requires that a portion of the Company's profits be distributed or used for certain purposes, including but not limited to the following:

  •
  allocation or distribution of 10% of pre-tax profits to employees and/or the Tesma Employee Equity Participation and Profit Sharing Program (including the Tesma International Inc. (Canadian) Deferred Profit Sharing Plan and the Tesma International of America, Inc. U.S. Employees' Deferred Profit Sharing Plan forming part thereof);

  •
  allocation of a minimum of 7% of pre-tax profits to R&D; and

  •
  payment of dividends to shareholders based on a formula of after-tax profits.

(d)
General

        In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the consolidated financial position of the Company.

20.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company's consolidated financial statements are prepared in accordance with Canadian GAAP which conform in all material respects with U.S. GAAP except for the following:

(a)
Income Taxes

        Prior to August 1, 2000, the income tax provision under Canadian GAAP was based on the deferral method and adjustments were not made for changes in income tax rates. Under U.S. GAAP, the income tax provision was calculated using the liability method and adjustments were made for enacted changes in income tax rates.

(b)
Derivative Instruments and Hedging

        The Company uses foreign exchange forward contracts to manage foreign exchange risk from its underlying customer contracts. As detailed in Note 13, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of its future committed U.S. dollar and euro inflows and outflows. Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction. For periods up to and including July 31, 2000, gains and losses on these contracts were also accounted for as a component of the related hedged transaction under U.S. GAAP.

        Effective August 1, 2000, the Company adopted Statement of Financial Accounting Standards Board (FASB) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by FASB Statements No. 137 and 138 (collectively the Statement), which establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts and for hedging activities. The Statement requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. The Statement establishes certain criteria to be met in order to designate a derivative instrument as a hedge and deem a hedge as effective.

        The Company is currently working towards a new treasury management system that complies with the new documentation requirements for hedge accounting under the Statement. For the year ended July 31, 2002, the Company's derivative portfoliois not eligible for hedge accounting despite the fact that management considers its portfolio to be an effective foreign currency risk management tool and an economic hedge of the Company's projected cash flows in the significant foreign currencies in which it transacts.

        Accordingly, the Company has recorded a gain of $2.4 million for the year ended July 31, 2002 in its reconciliation of net income under U.S. GAAP. In 2001, the Company recorded a cumulative gain of $2.5 million as a component of comprehensive income upon adoption of the Statement of which $1.3 million has now been realized through U.S. GAAP net income.

        The Company has reviewed its other commercial contracts outstanding as at July 31, 2002 and 2001 in relation to the Statement and has concluded that there are no freestanding derivatives having a significant impact on the consolidated financial statements. In addition, the Company has determined that there are no other embedded derivative instruments outstanding.

(c)
Deferred Preproduction Costs

        Under U.S. GAAP, the Company would have expensed all preproduction costs as incurred.

(d)
Joint Ventures

        The Company has certain interests in jointly controlled entities, which have been proportionately consolidated in the Company's consolidated financial statements. Under U.S. GAAP, the Company would account for its interests in its jointly controlled entities using the equity method. Net income, earnings per share and shareholders' equity under U.S. GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities.

(e)
Gains and Losses on Translation of Long-Term Debt

        Under U.S. GAAP, gains and losses arising on the translation of foreign currency denominated long-term debt, at exchange rates prevailing on the balance sheet date, are included in income. Under Canadian GAAP, these amounts are deferred and amortized over the remaining term of the debt (see Note 20(l)).

(f)
Accounting for Stock Options

        The Company continues to measure compensation cost related to awards of stock options using the intrinsic value-based method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by Statement of Financial Accounting Standards Board No. 123 "Accounting for Stock-Based Compensation" (FAS 123). Under APB Opinion No. 25, when a stock option is repurchased by the Company for a cash payment, the Company must record compensation expense. Under Canadian GAAP, the payment is considered a capital transaction and recorded in retained earnings.

        In addition, under FAS 123, when stock options are issued to non-employees other than directors acting in their capacities as directors, the Company must record compensation expense. Options issued to directors for services provided outside of their role as directors are recorded as compensation expense by the Company. Under Canadian GAAP, no compensation expense is recognized because the options have no intrinsic value at the time of issuance.

(g)
Recognition of Translation Gains and Losses on Reduction of Net Investment in Foreign Subsidiaries

        Under U.S. GAAP FASB Statement No. 52 (FAS 52), the Company would only realize a gain or loss on the portion of the currency translation adjustment included as a separate component of the net investment in a foreign operation upon a sale or complete, or substantially complete, liquidation of the related investment.

Under FAS 52, no gains or losses are recognized as a result of capital transactions, including the payment of dividends. Under Canadian GAAP, the Company is required to realize a gain or loss equal to the appropriate portion of the cumulative translation adjustment account when there is a reduction in the Company's net investment in a foreign subsidiary resulting from the payment of dividends.

(h)
Statements of Income

        The following table presents net income and earnings per share information following U.S. GAAP:

(Canadian dollars in thousands, except per share and share figures)	2002	2001	2000
Net income attributable to Class A Subordinate Voting Shares and Class B Shares under Canadian GAAP	$83,840	$88,795	$84,894
Adjustments:
Change in fair value of derivative instruments	2,437	2,366	—
Amortization of deferred preproduction costs	882	873	860
Stock-based compensation on stock options issued for consulting services	(377)	(391)	—
Unrealized exchange gain (loss) on translation of foreign currency denominated long-term debt	265	(384)	23
Translation (gains) losses realized on the reduction of the net investment in foreign subsidiaries	(185)	3,372	—
Compensation expense on repurchase of stock options	—	(417)	(3,223)
Income tax provision adjustment under the liability method	—	—	1,644

Net income attributable to Class A Subordinate Voting Shares and Class B Shares under U.S. GAAP	$86,862	$94,214	$84,198

Earnings per Class A Subordinate Voting Share or Class B Share under U.S. GAAP
Basic	$2.95	$3.22	$2.93
Diluted	$2.91	$3.19	$2.87

Weighted average number of Class A Subordinate Voting Shares and Class B Shares outstanding during the year (in thousands)
Basic	29,454	29,214	28,766
Diluted	29,829	29,558	29,322

(i)
Comprehensive Income

(Canadian dollars in thousands)	2002	2001	2000
Net income attributable to Class A Subordinate Voting Shares and Class B Shares under U.S. GAAP	$86,862	$94,214	$84,198
Adjustments:
Unrealized foreign exchange gains (losses) on translation of self-sustaining foreign operations	20,638	(4,025)	(7,829)
Adjustment for derivative instruments matured during 2002, included in the cumulative adjustment at July 31, 2001	(1,266)	—	—
Cumulative adjustment to derivative instruments	—	2,530	—

Comprehensive income attributable to Class A Subordinate Voting Shares and Class B Shares under U.S. GAAP	$106,234	$92,719	$76,369

(j)
Balance Sheet Items

        The following table presents items in the consolidated balance sheets that would have been significantly affected had the consolidated financial statements been prepared under U.S. GAAP:

(Canadian dollars in thousands)	2002	2001
Prepaid expenses and other	$21,440	$18,590
Future tax liabilities	$40,860	$35,602

        The following table presents shareholders' equity under U.S. GAAP:

(Canadian dollars in thousands)	2002	2001
Class A Subordinate Voting Shares	$286,613	$187,229
Class B Shares	2,583	2,583
Retained earnings	324,017	255,851
Accumulated other comprehensive income	10,095	(9,277)

	$623,308	$436,386

(k)
Stock-Based Compensation

        The Company does not recognize compensation expense for its outstanding fixed price stock options. Under U.S. GAAP FAS 123, the Company is required to make proforma disclosures of net income attributable to Class A Subordinate Voting Shares and Class B Shares and basic and diluted earnings per Class A Subordinate Voting Share or Class B Share as if the fair value method of accounting prescribed therein had been applied.

        The Company estimates the fair value of stock options at the date of grant using the Black Scholes option pricing model. No fair value estimates were made during 2002 as the Company did not grant any additional stock options during the year ended July 31, 2002. The estimated fair value of options granted in the comparative periods were determined using the following weighted average assumptions:

	2001	2000
Risk free interest rate	5.7%	5.9%
Expected dividend yield	2.4%	2.4%
Expected volatility	32%	31%
Expected life of options (years)	5	5

        The Black Scholes option valuation model used by the Company to determine fair values, as well as other currently accepted option valuation models, were developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Since the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

        Additionally, under FAS 123, the methodology for calculating compensation expense on stock options surrendered for a cash payment requires the Company to exclude the intrinsic value of the stock option immediately before the settlement from the amount of compensation cost recognized.

        Accordingly, for purposes of proforma disclosures, the Company's net income attributable to Class A Subordinate Voting Shares and Class B Shares and basic and diluted earnings per Class A Subordinate Voting Share or Class B Share would have been as follows:

(Canadian dollars in thousands, except per share figures)	2002	2001	2000
Proforma net income attributable to Class A Subordinate Voting Shares and Class B Shares under U.S. GAAP	$85,631	$92,910	$85,584
Proforma earnings per Class A Subordinate Voting Share or Class B Share
Basic	$2.91	$3.18	$2.98
Diluted	$2.87	$3.14	$2.92

(l)
Recently Issued Pronouncements

        Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

Canadian GAAP standards and guidelines:

        In December 2001, the CICA amended Handbook Section 1650 "Foreign Currency Translation" (CICA 1650). The most significant change under the new recommendations is to eliminate the deferral and amortization method for unrealized translation gains and losses on non-current monetary assets and liabilities. The amendments to CICA 1650 are effective for fiscal years beginning on or after January 1, 2002.

        In November 2001, the CICA issued Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments" (CICA 3870). CICA 3870 requires that certain types of stock-based compensation arrangements be accounted for at fair value giving rise to compensation expense. The new recommendations are effective for fiscal years beginning on or after January 1, 2002 and are applicable to awards granted on or after the date of adoption.

        In December 2001, the CICA issued Accounting Guideline ACG-13, "Hedging Relationships" (ACG-13). ACG-13 establishes certain conditions that must exist at the inception of a hedge in order to apply hedge accounting under Canadian GAAP and are consistent with the criteria that currently are required in order to apply hedge accounting under U.S. GAAP. The new guideline is applicableto fiscal years beginning on or after July 1, 2003.

        The Company is currently reviewing the new CICA pronouncements. The impact, if any, of these pronouncements on the Company's consolidated financial statements has not been determined.

U.S. GAAP standards:

        During fiscal 2002, FASB issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (FAS 143) and No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144).

        FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the asset's useful life using a systematic and rational allocation method. FAS 143 is effective for fiscal years beginning after June 15, 2002.

        FAS 144, which supersedes FAS 121, is effective for fiscal years beginning after December 15, 2001. FAS 144 provides guidance on differentiating between assets held for sale and held for disposal other than by sale. Consistent with FAS 121, FAS 144 continues to require the same approach for recognizing and measuring the impairment of assets to be held and used.

        The Company is currently reviewing the new FASB pronouncements. The impact, if any, of these pronouncements on the Company's consolidated financial statements has not been determined.

21.  COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

        Certain other comparative figures have been reclassified to conform to the current year's method of presentation.

        4.    Other Information

  None

        5.    Exhibits.

  See the Exhibit Index to this Form 40-F.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking.

        The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process.

        The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

        Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 11, 2002.

TESMA INTERNATIONAL INC.
By:	/s/ Stefan T. Proniuk

Name: Stefan T. Proniuk Title: Vice-President, Secretary and General Counsel
By:	/s/ James L. Moulds

Name: James L. Moulds Title: Vice-President, Finance and Treasurer

CERTIFICATIONS

        I, Manfred Gingl, certify that:

1.
I have reviewed this annual report on Form 40-F of Tesma International Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

        Date: December 11, 2002

/s/ Manfred Gingl Manfred Gingl Vice-Chairman and Chief Executive Officer

        I, Anthony E. Dobranowski, certify that:

1.
I have reviewed this annual report on Form 40-F of Tesma International Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

        Date: December 11, 2002

/s/ Anthony E. Dobranowski Anthony E. Dobranowski President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Consent of Independent Accountants

QuickLinks

Form 40-F Table of Contents
ANNUAL INFORMATION FORM TABLE OF CONTENTS
NAME AND INCORPORATION
INTER-CORPORATE RELATIONSHIPS
OVERVIEW
ORGANIZATION AND POLICIES
RECENT TRENDS IN THE AUTOMOTIVE INDUSTRY
BUSINESS STRATEGY
ACQUISITIONS AND DIVESTITURES
FINANCING AND SECURITIES TRANSACTIONS
OPERATIONS OVERVIEW
REPORTABLE OPERATING SEGMENTS
POWERTRAIN PRODUCT GROUPS
TECHNOLOGY
ENGINEERING AND DESIGN
PROGRAM MANAGEMENT
MANUFACTURING FACILITIES
SALES AND MARKETING
COMPETITIVE CONDITIONS
AVAILABILITY OF RAW MATERIALS
HUMAN RESOURCES
ENVIRONMENTAL MATTERS
SEASONALITY
LITIGATION
SUPPLEMENTARY QUARTERLY DATA
DIVIDENDS
DIRECTORS
OFFICERS
BOARD OF DIRECTORS
AFFILIATION AGREEMENT
REQUIRED ALLOCATIONS
AUTHORIZED SHARE CAPITAL
BUSINESS INVESTMENTS
SOCIAL OBJECTIVES
INCENTIVE BONUSES
AUTOMOTIVE INDUSTRY
PRICING CONCESSIONS AND COST ABSORPTIONS
PRODUCT WARRANTY, RECALL AND PRODUCT LIABILITY COSTS
DEPENDENCE ON NEW AND REDESIGNED PRODUCT INTRODUCTIONS BY CUSTOMERS AND TECHNOLOGY IMPROVEMENTS
COMPETITION
RELIANCE ON MAJOR CUSTOMERS
PRODUCTION VOLUMES
CURRENCY EXPOSURE
ENVIRONMENTAL MATTERS
NEW FACILITIES
GOVERNMENT REGULATIONS
AVAILABILITY OF FINANCING
CONTROL OF TESMA AND RELATIONSHIP WITH MAGNA
SCHEDULE "A" PRINCIPAL SUBSIDIARY ENTITIES
MANAGEMENT'S DISCUSSION & ANALYSIS
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
AUDITORS' REPORT
CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
CERTIFICATIONS
EXHIBIT INDEX