Form 40-F
period 2002-12-31
TESMA INTERNATIONAL INC
filed 2003-05-21
CIK 944802

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)
☐    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒    Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the five months ended December 31, 2002.

Commission File Number: 000-26104

TESMA INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA (Province or other jurisdiction of incorporation or organization)	3714 (Primary Standard Industrial Classification Code Number (if applicable))	NOT APPLICABLE (I.R.S. Employer Identification Number (if applicable))

1000 TESMA WAY, CONCORD, ONTARIO, CANADA L4K 5R8 (905) 417-2100
 (Address and Telephone Number of Registrant's Principal Executive Offices)

CT CORPORATION, 1633 BROADWAY, NEW YORK, NEW YORK, USA 10019 (212) 246-5070
 (Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class CLASS A SUBORDINATE VOTING SHARES	Name of each exchange on which registered NASDAQ NATIONAL MARKET

Securities registered or to be registered pursuant to Section 12(g) of the Act: NOT APPLICABLE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form                                                 ☐ Audited Annual Financial Statements

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

    CLASS A SUBORDINATE VOTING SHARES — 18,110,429
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

Yes ☒                   No ☐

ANNUAL REPORT ON FORM 40-F

ANNUAL INFORMATION FORM

The Registrant's Annual Information Form for the five months ended December 31, 2002 required under Canadian law is attached hereto as Exhibit 1 (the "Annual Information Form").

AUDITED FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

A. Consolidated Audited Financial Statements

For the Registrant's consolidated audited financial statements, including the report of independent chartered accountants with respect thereto, please see pages 18 to 46 (inclusive) and page 17, respectively, of the Registrant's 2002 Report to Shareholders previously filed with the Securities Exchange Commission as Exhibit 99.6 to the Registrant's Report on Form 6-K dated April 7, 2003 (the "2002 Report to Shareholders"). See note 22 to the Registrant's consolidated audited financial statements on pages 42 to 46 (inclusive) of the 2002 Report to Shareholders, reconciling the important differences between Canadian and United States generally accepted accounting principles.

B. Management's Discussion and Analysis

For management's discussion and analysis of results of operations and financial position, see pages 6 to 16 (inclusive) of the 2002 Report to Shareholders.

WEBSITE INFORMATION

Notwithstanding any reference to the Registrant's website on the World Wide Web in the Annual Information Form or in the documents attached or incorporated as exhibits hereto, the information contained in the Registrant's website or any other website on the World Wide Web referred to in the Registrant's website is not a part of this Annual Report on Form 40-F and, therefore, is not filed with the Securities Exchange Commission.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Registrant has made in the documents filed as part of this Annual Report on Form 40-F, and from time to time may otherwise make, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and related assumptions concerning its operations, economic performance and financial matters. The Registrant is under no duty to update any of these forward-looking statements or related assumptions. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled "Forward-Looking Statements" on page 2 of the Annual Information Form for a discussion of such factors.

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant's Vice Chairman and Chief Executive Officer and its President and Chief Financial Officer are responsible for establishing and maintaining the Registrant's system of disclosure controls and procedures, as such term is defined under applicable rules of the Securities and Exchange Commission. These executive officers have designed the Registrant's disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which this Annual Report on Form 40-F was being prepared. As required by the Securities and Exchange Commission, the Registrant's Vice Chairman and Chief Executive Officer and its President and Chief Financial Officer have evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report on Form 40-F. Based on this evaluation, the Registrant's Vice Chairman and Chief Executive Officer and its President and Chief Financial Officer are satisfied as to the effectiveness of the Registrant's disclosure controls and procedures in ensuring that material information is made known to them in a timely manner.

There have been no significant changes to the Registrant's internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    Undertaking.

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.    Consent to Service of Process.

        The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

        Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 20, 2003.

TESMA INTERNATIONAL INC.

/s/ STEFAN T. PRONIUK Stefan T. Proniuk Vice-President, Secretary and General Counsel Tesma International Inc.

CERTIFICATIONS

        I, Manfred Gingl, the Vice Chairman and Chief Executive Officer of Tesma International Inc. ("Tesma") certify that:

1.
I have reviewed this Annual Report on Form 40-F of Tesma;

2.
Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.
Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Annual Report;

4.
The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b)
evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report ("Evaluation Date");

c)
presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6.
The Registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in the Registrant's internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003
/s/ MANFRED GINGL Manfred Gingl Vice Chairman and Chief Executive Officer Tesma International Inc.

CERTIFICATIONS

        I, Anthony E. Dobranowski, the President and Chief Financial Officer of Tesma International Inc. ("Tesma") certify that:

1.
I have reviewed this Annual Report on Form 40-F of Tesma;

2.
Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.
Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Annual Report;

4.
The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b)
evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report ("Evaluation Date");

c)
presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6.
The Registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in the Registrant's internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003
/s/ ANTHONY E. DOBRANOWSKI Anthony E. Dobranowski President and Chief Financial Officer Tesma International Inc.

EXHIBIT INDEX

Exhibit	Description
1	Annual Information Form of the Registrant dated May 20, 2003
2
Registrant's 2002 Report to Shareholders for the Five-Months Ended December 31, 2002, which contains (i) the Registrant's audited consolidated balance sheets as at December 31, 2002 and July 31, 2002 and audited consolidated statements of income and retained earnings and cash flows for the five-month period ended December 31, 2002 and for each of the three years ended July 21, 2002, and (ii) Management's Discussion and Analysis of Results of Operations and Financial Position (incorporated by reference to Exhibit 99.6 to Registrant's Report on Form 6-K dated April 7, 2003).
3	Consent of Independent Auditors (Ernst & Young LLP)
99.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

QuickLinks

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
CERTIFICATIONS
CERTIFICATIONS
EXHIBIT INDEX