Form 40-F
TESMA INTERNATIONAL INC
filed 2004-05-19
CIK 944802

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒    Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission File Number 000-26104

TESMA INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

NOT APPLICABLE
 (Translation of Registrant's name into English (if applicable)

PROVINCE OF ONTARIO, CANADA (Province of other jurisdiction of incorporation or organization)	3714 (Primary Standard Industrial Classification Code number (if applicable)	NOT APPLICABLE (I.R.S. Employer Identification Number (if applicable)

1000 TESMA WAY, CONCORD, ONTARIO, CANADA L4K 5R8 (905) 417-2100
 (Address and telephone number of Registrant's principal executive offices)

CT CORPORATION SYSTEM, 111 8th Avenue, 13th floor, New York, New York 10011 (212) 590-9100
 (Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class CLASS A SUBORDINATE VOTING SHARES	Name of each exchange on which registered NASDAQ NATIONAL MARKET

Securities registered or to be registered pursuant to Section 12(g) of the Act. NOT APPLICABLE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. NONE

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form                                                 ☐ Audited Annual Financial Statements

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

    CLASS A SUBORDINATE VOTING SHARES — 18,140,429
    CLASS B SHARES — 14,223,900

        Indicate by check mark whether the Registrant by filing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐                   No ☒

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                   No ☐

1.    ANNUAL INFORMATION FORM

The Registrant's Annual Information Form for the year ended December 31, 2003 required under Canadian law is attached hereto as Exhibit 1 (the "Annual Information Form").

2.    AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

A.
Consolidated Audited Financial Statements

The Registrant's Annual Report to Shareholders for the year ended December 31, 2003 (the "Annual Shareholders' Report") was previously filed with the U.S. Securities and Exchange Commission (the "Commission") as Exhibit 19 to the Registrant's Report on Form 6-K dated April 8, 2004. For the Registrant's consolidated audited annual financial statements, including the report of the independent chartered accountants with respect thereto, see pages 45 to 79 (inclusive) and page 44, respectively, of the Annual Shareholders' Report. See note 22 to the Registrant's consolidated audited annual financial statements, on pages 74 to 78 of the Annual Shareholders' Report, reconciling the important differences between Canadian and United States generally accepted accounting principles ("GAAP").

B.
Management's Discussion and Analysis

For the Registrant's Management's Discussion and Analysis of Results of Operations and Financial Position, see pages 25 to 43 of the Annual Shareholders' Report.

3.    WEBSITE INFORMATION

Notwithstanding any reference to the Registrant's website on the World Wide Web in the Annual Information Form or in the documents attached or incorporated as exhibits thereto, the information contained in the Registrant's website, or any other site on the World Wide Web referred to in the Registrant's website, is not a part of this annual report on Form 40-F and, therefore, is not filed with the Commission.

4.    FORWARD-LOOKING STATEMENTS

The Registrant has made in the documents filed as part of this annual report on Form 40-F, and from time to time may otherwise make "forward-looking statements", within the meaning of Section 21E of the Exchange Act, and related assumptions concerning its operations, economic performance and financial matters. The Registrant is under no duty to update any of these forward-looking statements or related assumptions. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled "Forward-Looking Statements" on page 3 of the Annual Information Form for a discussion of such factors.

5.    DISCLOSURE CONTROLS AND PROCEDURES

The Registrant's Chairman and Chief Executive Officer and its Vice-Chairman and Chief Financial Officer are responsible for establishing and maintaining the Registrant's system of disclosure controls and procedures, as such term is defined under applicable rules of the Commission. These executive officers have designed the Registrant's disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under their supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which this annual report on Form 40-F was being prepared. The Registrant's Chairman and Chief Executive Officer and its Vice-Chairman and Chief Financial Officer have evaluated the effectiveness of the Registrant's disclosure controls and procedures as of December 31, 2003. Based on this evaluation, these executive officers are satisfied as to the effectiveness of the Registrant's disclosure controls and procedures in ensuring that material information relating to the Registrant, including its consolidated subsidiaries, is made known to them in a timely manner.

There have been no significant changes to the Registrant's internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation.

6.    AUDIT COMMITTEE MEMBERS AND AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant has a separately designated standing audit committee of its Board of Directors (the "Audit Committee"), which is comprised of the following members of the Registrant's Board of Directors: Judson D. Whiteside (Chairman), Oscar B. Marx, III and Hon. David R. Peterson, P.C.

Each of Messrs. Whiteside, Marx and Peterson has been determined by the Registrant's Board of Directors to meet the "independence" and "financial literacy" requirements for Audit Committee members currently applicable to the Registrant as set forth in the Corporate Governance Rules of the NASDAQ National Market. In addition, the Registrant's Board has determined that the Audit Committee currently consists of at least one member who meets the financial experience, professional certification and financial sophistication requirements under the Corporate Governance Rules of the NASDAQ National Market. Currently, this individual is Mr. Marx, who was also determined by the Registrant's Board to be an "audit committee financial expert" as defined in Item 401 of Rgulation S-K.

Effective July 31, 2005, the Registrant's Audit Committee members will be required to meet a new definition of independence. The Registrant's Board has reviewed the composition of the Audit Committee in light of this new definition of independence, and has determined that each of Messrs. Marx and Peterson will continue to be considered independent under such definition. The Registrant's Board has also determined that Mr. Whiteside will not meet the new independence definition as of July 31, 2005 as a result of the fees paid by the Registrant to Miller Thomson LLP, a law firm in which Mr. Whiteside is a partner. The Registrant intends to fully comply with the new definition of independence as required no later than July 31, 2005. Accordingly, to the extent that Miller Thomson LLP provides legal services to the Registrant or any of its subsidiaries in the future, Mr. Whiteside shall only continue to serve on the Audit Committee until a suitable replacement can be found prior to July 31, 2005 who satisfies the new independence definition for Audit Committee members.

7.    CODE OF ETHICS

The Registrant has adopted a Code of Conduct and Ethics that applies to all of its employees, including its: (1) Chairman and Chief Executive Officer; (2) Vice-Chairman and Chief Financial Officer; (3) President; (4) Vice-President, Finance and Treasurer; and (5) Controller, as well as other persons performing similar functions. The Registrant's Code of Conduct and Ethics is posted on the Registrant's website (www.tesma.com/corporate_governance.asp).

8.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for professional services rendered by Ernst & Young LLP, the Registrant's principal accountant (the "Auditor") for the Registrant's year ended December 31, 2003 ("calendar 2003") and five-month period ended December 31, 2002 ("fiscal 2002 stub period"), are as follows:

	Calendar 2003	Fiscal 2002 Stub Period
Audit	$407,500	$205,800
Audit-Related	$326,300	$18,700
Tax	$561,100	$54,700
Non-Audit	—	—

Audit services provided by the Auditor consisted of services performed by the Auditor to comply with generally accepted auditing standards ("GAAS"). Fees included in this category may include an appropriate allocation of fees for tax services or accounting consultations, to the extent such services were necessary to comply with GAAS.

Audit-Related services provided by the Auditor consisted primarily of accounting and assurance services, the performance of quarterly review engagement procedures (commencing in the first quarter of calendar 2003), attendance at quarterly Audit Committee meetings and the provision of related information and reports.

Substantially all of the tax services provided by the Auditor related to tax compliance, advisory and research services, special tax projects and transfer pricing assistance.

For each of the reported periods, the Auditor did not provide any consulting services to the Registrant or services relating to the design or implementation of the Registrant's financial information systems.

The Audit Committee has adopted a process for pre-approving all services to be provided by, and the related fees to be paid to, the Auditor. This process includes reviewing and approving annual budgets for audit, audit-related and permitted non-audit services, including tax services. In addition, the Audit Committee reviews the services rendered by, and actual fees paid to, the Auditors at each regularly scheduled Audit Committee meeting, and may approve changes to the budgeted amounts or the services included in each category, as applicable.

The Audit Committee has delegated authority to its Chairman to pre-approve engagements of the Auditor to provide permitted non-audit services that have not previously been considered by the Committee or that have estimated fees that exceed the budgeted amount for a particular category of permitted non-audit services. The Chairman is required to report to the Audit Committee on all pre-approvals granted under such authority at the next regularly scheduled Audit Committee meeting.

None of the services provided by the Auditor in calendar 2003 were treated as exempt from pre-approval pursuant to the de minimis provision of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

9.    OFF-BALANCE SHEET ARRANGEMENTS AND TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2003, the Registrant had contractual obligations for which it has recognized liabilities on its consolidated balance sheet that require annual payments as follows:

(U.S. dollars in thousands)	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Long-term debt and capital lease obligations	$3,919	$53,401	$6,608	$2,870	$66,798
Long-term license arrangement	77	155	155	233	620
Purchase obligations [i]	—	—	—	—	—

Total contractual obligations	$3,996	$53,556	$6,763	$3,103	$67,418

[i]
The Registrant had no unconditional purchase obligations other than those related to inventory, services, tooling, royalty arrangements based on future sales and capital assets in the ordinary course of business.

In addition to the above, the Registrant's obligations with respect to employee future benefit plans as at December 31, 2003, were as follows:

(U.S. dollars in thousands)
Post-retirement medical benefits obligations	$1,228
Termination and long service arrangements	4,202

$5,430

The Registrant also has off-balance sheet financing or other contractual arrangements which include: operating lease contracts, foreign exchange forward contracts, a contract to purchase hydroelectricity supply and certain government assistance arrangements with contingent repayment terms. At December 31, 2003, these commitments or arrangements require annual payments as follows:

(U.S. dollars in thousands)	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Operating leases with MI Developments Inc. [i]	$3,776	$7,599	$7,317	$23,116	$41,808
Operating leases with third parties [i]	4,168	5,667	2,781	750	13,366
Electricity swap contracts [ii]	1,925	596	—	—	2,521
Foreign exchange instruments [iii]
Government assistance arrangements [iv]

Total off-balance sheet arrangements	$9,869	$13,862	$10,098	$23,866	$57,695

[i]
A number of the Registrant's facilities are subject to operating leases with MI Developments Inc. or with third parties. In addition, the Registrant has third party operating lease commitments for various manufacturing and office related equipment. These leases are generally of shorter duration.

[ii]
As detailed in Note 21[b] of the Registrant's consolidated audited annual financial statements (at page 73 of the Annual Shareholders' Report), in May 2002, the Registrant entered into a three-year contract (expiring May 2005) to purchase specified levels of hydroelectricity supply during expected peak and non-peak time periods at specified fixed prices. Liabilities for hydroelectricity supply are recorded as the underlying power is supplied to, and used by, the Canadian divisions of the Registrant that are covered under the supply agreement. At December 31, 2003, the remaining commitment under this supply agreement was approximately $2.5 million.

[iii]
The Registrant utilizes foreign-exchange forward contracts for the sole purpose of hedging a portion of the projected foreign currency inflows and outflows that are expected to occur throughout the expected duration of underlying production programs. In accordance with Canadian GAAP, presuming the underlying hedge contracts are effective in offsetting actual foreign currency outflows to the extent intended, the Registrant utilizes rates in the forward contracts that are maturing during any period (to the extent that the transactions are hedged) to determine the appropriate rates at which foreign currency transactions in the period are recorded. In these instances, no adjustment is recorded through income at each balance sheet date to record the mark-to-market fair value amount that would be required to unwind the contracts outstanding at that date. Refer to Note 14[a] of the Registrant's consolidated audited annual financial statements (at pages 65 and 66 of the Annual Shareholders' Report) for information concerning the foreign-exchange forward contracts outstanding at December 31, 2003 and the unrecognized fair value adjustment at that date.

  At December 31, 2003 the Registrant, through one of its jointly-controlled entities, has outstanding foreign exchange options that require it to sell €1.5 million at a weighted average rate of U.S. $0.92.

[iv]
The Registrant periodically receives funding under various government assistance and other incentive programs in the various jurisdictions in which it operates. In some specific instances, some of the funding amounts that the Registrant has received may become repayable if certain requirements are not maintained or in certain circumstances, if the underlying R&D projects reach commercial success and begin to generate revenues. At December 31, 2003, the Registrant had approximately $0.3 million of funding that it had received that may subject to such conditions or requirements. At December 31, 2003, no conditions existed that would require any repayments of these amounts the Registrant had received to date as funding.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.    Consent to Service of Process

A Form F-X signed by the Registrant and its agent for service of process was previously filed with the Commission.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TESMA INTERNATIONAL INC.
Registrant:
/s/ Stefan T. Proniuk
By (Signature and Title):
Stefan T. Proniuk Vice-President, Secretary and General Counsel
May 17, 2004
Date:

EXHIBIT INDEX

Exhibit 1	Annual Information Form of the Registrant dated May 17, 2004.
Exhibit 2
Registrant's Annual Report to Shareholders for the Year Ended December 31, 2003, which contains the Registrant's audited consolidated balance sheets as at December 31, 2003 and December 31, 2002 and consolidated statements of income and retained earnings and cash flows for the year ended December 31, 2003, the five-month period ended December 31, 2002 and each of the years in the two-year period ended July 31, 2002, as well as Management's Discussion and Analysis of Results of Operations and Financial Position (incorporated by reference to Exhibit 19 to Registrant's Report on Form 6-K dated April 8, 2004).
Exhibit 3	Consent of Ernst & Young LLP.
Exhibit 99.1	Certificate of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 99.2	Certificate of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 99.3	Certificate of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 99.4	Certificate of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

QuickLinks

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX